PEPBOYS AUTO

Parts, Service and So Much More


Electronic

Annual Report 2003

Notice of Annual Meeting
Proxy Statement


PEPBOYS


arage

Custon
Servi

Scooters
Motor
Batteries
Minutes or Less
on All Our Tires
159.00
399.00

39.99

20" Wheel & Tire
PACKAGE
DEALS
Maintenance
69.99

THE PEP BOYS—MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

LETTER TO SHAREHOLDERS

To our shareholders:

My decision to join Pep Boys last May was predicated on its potential. I saw the opportunity to capitalize on an 83-year-old tradition, very high brand awareness and two enormous competitive advantages: our unique blend of service and retail and our large retail format. What Pep Boys needed was a tune-up.

In 2003, we've retooled your company to leverage Pep Boys' competitive advantage and enable it to regain its lead as the nation's category dominant one-stop shop for automotive maintenance, parts and accessories. We made significant strides to re-energize and strengthen our operations, merchandising strategy and financial position. We have reversed our negative comparable same store sales trend and increased customer traffic by revitalizing our merchandise offering, dramatically improving our advertising, and by creating excitement in our stores.

The retooling began last summer. After meeting with hundreds of associates, customers and shareholders to learn firsthand about our strengths and weaknesses, it became apparent that we needed to streamline our operations. So, we closed 33 underperforming stores and removed three layers from our management structure. As part of the restructuring, we strengthened our capabilities by adding experienced senior executives in the merchandising, advertising, human resources and information technology areas.

In September, we outlined our go-forward strategy, designed to drive profitability in the short term in order to build a solid foundation for long-term growth. We launched a major initiative to re-merchandise our stores with a new and flexible merchandising mix of promotional products designed to increase customer traffic and to capitalize on our industry-leading retail floor space. The fourth quarter brought new categories of merchandise—personal transportation, garage and travel—that we offer at unbeatable values and complement our core automotive merchandise. A weekly print advertising campaign was developed to illustrate the breadth of our merchandise and service offerings. Increases in customer traffic and sales in both our new and core categories followed. And the results were even more successful than we anticipated.

Fourth quarter sales climbed to $529.6 million, 13.6% higher than the fourth quarter of 2002. The fourth quarter also brought our first positive customer count in five years. And investors took notice as our stock price increased significantly, climbing to more than $22 per share by fiscal year-end.

As I've said many times, while I am very pleased with last year's turnaround, we still have a long way to go. The only way to continue to improve our performance is to fundamentally change the way we do business. The two keys to driving improved profit performance are driving sales and improving customer service. First, we must substantially increase our operating profit as a percent of sales, which is significantly lower than all of our major competitors. Then, as we aim to be the dealer-alternative for automotive service, we must earn our customer's trust with unequalled customer service. To do so, we have introduced a customer satisfaction index to measure and improve the overall customer experience. This customer satisfaction index is directly tied our store managers' and service managers' compensation.

Each and every day we must earn the trust of our customers, business partners, associates and our shareholders. Manny, Moe and Jack founded Pep Boys on this ideal and we are working hard to build a culture of trust at Pep Boys. Trust is the foundation which underpins all components of our go-forward strategy. There are four wheels to the strategy.

I've already spoken to **retail renewal,** the first wheel of our strategy, where we have begun introducing *new products,* carrying the *right brands,* implementing *new merchandising*, running *new advertising*, and unveiling our *new look* featured on the cover of this Annual Report, "Pep Boys Auto—Parts, Service, and So Much More."

The second wheel is our new **select service** focus, emphasizing the most profitable automotive maintenance services. Historically, we tried to be all things for all people, which led to the provision of unprofitable repair services that also hurt our ability to deliver outstanding customer service. In our test markets, we have learned that a more focused service offering increases car count, dramatically reduces customer complaints, and improves customer appreciation.

The third wheel is a **focus on tires**. Tires are critical to Pep Boys' success both in their own right and because they drive complementary maintenance services. Our tire units sold fell 14% in the first half of 2003. Reduced tires prices and increased promotional advertising drove unit sales to an increase of greater than positive 5% in the second half of 2003. Beginning in late May of 2004, we will begin to stock national brand tires in all of our stores headlined by the Continental and General brand names. The introduction of branded tires, which represent 75% of the replacement tire market, is expected to help us to attract more customers and to attract them earlier in the post-warranty period of their car's life.

The last wheel of our go-forward strategy is **expansion**. Pep Boys is currently "under-stored" in many key markets, especially when compared to our biggest competitors. This means that we are not leveraging our existing advertising in many markets. We need to add store density, and we're going to do it by building more *Supercenters*, by creating standalone service centers, and through acquisitions. In the United States, the service and tire industry is a $110 billion business, yet the top five national service competitors including Pep Boys represent less than 10 percent of the market. That means the other 90 percent of the nation's service business, or $99 billion is up for grabs, and we intend to be the market leader in this large and growing market.

To help pay for our initiatives and to strengthen our balance sheet, we completed a very successful equity offering in March, with net proceeds of $109 million.

As we continue to live up to our full potential, drive profitability and build a solid foundation for long-term growth, Pep Boys is going to be a very exciting partner. We are going to embrace the growth and change that is necessary to excel, while continuing to honor the history and tradition that have made this company great. Embodying this tradition for more than half a century is Lester Rosenfeld, who has been named Pep Boys' first Honorary Director after stepping down from our Board of Directors. Lester is an icon at Pep Boys, and he was honored by all of our top 1,600 managers at our recent National Managers' Meeting in San Diego. Lester will continue to be a part of the fabric of this company.

I thank Lester for his valued service, and I thank you for your investment in our company and the 22,000 trusted, respectful, unbeatable, service oriented team players that comprise the great Pep Boys team. I look forward to our bright future together.

Lawrence N. Stevenson
Chief Executive Officer

April 23, 2004

THE PEP BOYS—MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To our shareholders:

It is our pleasure to invite you to Pep Boys 2004 Annual Meeting. This year's meeting will be held on Wednesday, June 2, 2004, at the Sheraton New York Hotel and Towers, 811 7th Avenue on 53rd Street, New York, New York. The meeting will begin promptly at 10:00 a.m.

At the meeting, shareholders will act on the following matters:

(Item 1) The election of the full Board of Directors for a one-year term.

(Item 2) The approval of the appointment of our independent auditors.

(Item 3) An amendment to our Annual Incentive Bonus Plan to allow certain amounts paid under the plan to be deductible under Section 162(m) of the Internal Revenue Code.

(Item 4) A shareholder proposal regarding our Shareholder Rights Plan, if presented by its proponent.

The shareholders will also consider any other business that may properly come before the meeting. The attached proxy statement provides further information about the matters to be acted on at the meeting.

All shareholders of record at the close of business on Friday, April 2, 2004 are entitled to vote at the meeting and any postponements or adjournments. Whether or not you plan to attend the meeting, please make sure that your shares are represented by signing and returning the enclosed proxy card.

Brian D. Zuckerman
Secretary

April 23, 2004

THE PEP BOYS—MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

PROXY STATEMENT

TABLE OF CONTENTS

GENERAL INFORMATION

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors for use at this year's Annual Meeting. The meeting will be held on Wednesday, June 2, 2004, at the Sheraton New York Hotel and Towers, 811 7th Avenue on 53rd Street, New York, NY and will begin promptly at 10:00 a.m. This proxy statement, the foregoing notice and the enclosed proxy card are being sent to shareholders on or about April 23, 2004.

What is the purpose of the meeting?

At the meeting, shareholders will vote on:

- The election of directors
- The approval of the appointment of our independent auditors
- An amendment to our Annual Incentive Bonus Plan to allow certain amounts paid under the plan to be deductible under Section 162(m) of the Internal Revenue Code
- A shareholder proposal regarding our Shareholder Rights Plan, if presented by its proponent

In addition, we will report on our business operations and will answer questions posed by shareholders.

Who may vote at the meeting?

Common stock is the only class of stock that Pep Boys has outstanding and is referred to in this Proxy Statement as "Pep Boys Stock." You may vote those shares of Pep Boys Stock that you owned as of the close of business on the record date, April 2, 2004. As of the record date, 59,921,232 shares were outstanding. As of the record date, 2,195,270 of the outstanding shares were held by The Pep Boys—Manny, Moe & Jack Flexitrust. This flexible employee benefits trust was established on April 29, 1994 to fund a portion of our obligations arising from various employee compensation and benefit plans. Shares held for participating employees under the Flexitrust will be voted as directed by written instructions from the participating employees.

What are the voting rights of Pep Boys' shareholders?

Each shareholder is entitled to vote cumulatively in the election of directors and to one vote per share on all other matters. Cumulative voting entitles each shareholder to the number of votes equal to the number of shares owned by the shareholder multiplied by the number of directors to be elected. Accordingly, a shareholder may cast all of his votes for one nominee for director or allocate his votes among all the nominees.

How do I vote before the meeting?

If you complete and sign the enclosed proxy card and return it prior to meeting, your shares will be voted as you direct. If you sign and return a proxy card prior to the meeting that does not contain instructions, your shares will be voted:

- **FOR** election of the nominated slate of directors, subject to the proxies' discretion to cumulate votes
- **FOR** the approval of the appointment of our independent auditors
- **FOR** the amendment to our Annual Incentive Bonus Plan
- **AGAINST** the shareholder proposal regarding our Shareholder Rights Plan

Can I vote at the meeting?

You may vote your shares at the meeting if you or your authorized proxy attends the meeting. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy by completing, signing and returning the enclosed proxy card to us prior to the meeting.

Can I change my vote after I return my proxy card?

Yes. You may revoke your proxy at any time prior to its exercise at the meeting by delivering either a written revocation notice or another signed proxy card with a later date to our corporate Secretary. You may also change your vote by attending the meeting, requesting that your previously delivered proxy card be revoked and then voting in person.

How many votes must be present to hold the meeting?

In order to hold the meeting, a majority of the shares of Pep Boys Stock outstanding on the April 2, 2004 record date must be present at the meeting. The presence of such a majority is called a quorum. Since 59,921,232 shares were outstanding on the record date, at least 29,960,616 shares must be present to establish a quorum.

Your shares are counted as present at the meeting if you attend and vote in person or if you properly return a proxy card. Abstentions will be counted as present for the purpose of determining whether there is a quorum for all matters to be acted upon at the meeting.

On routine matters, brokers who hold customer shares in "street name" but have not timely received voting instructions from such customers have discretion to vote such shares. Accordingly, the presence of such votes at the meeting will be included in determining whether there is a quorum for (Item 1), (Item 2) and (Item 3). A broker non-vote occurs when a brokerage firm holding a customer's shares in street name has not received voting instructions from such customer with respect to a non-routine matter to be voted upon (for example, a shareholder proposal). Accordingly, broker non-votes will not be counted as present for the purpose of determining whether there is a quorum for (Item 4).

How many votes are needed to elect directors?

The ten nominees receiving the highest number of "For" votes will be elected as directors. This number is called a plurality. Shares not voted for a particular director, due to proxy cards marked "withhold authority," abstentions or otherwise, will not be counted as voted for the indicated director(s), but will be counted in determining whether there is a quorum.

How many votes are needed to approve the other matters to be acted on at the meeting?

Each of the other matters must be approved by a majority of the votes cast on such matter.

What are the Board of Directors' recommendations?

Unless you give other directions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors.

The Board recommends a vote:

- **FOR** election of the nominated slate of directors, subject to the proxies' discretion to cumulate votes
- **FOR** the approval of the appointment of our independent auditors
- **FOR** the amendment to our Annual Incentive Bonus Plan
- **AGAINST** the shareholder proposal regarding our Shareholder Rights Plan

We have not received proper notice of, and are not aware of, any other matters to be brought before the meeting. If any other matters properly come before the meeting, the proxies received will be voted in accordance with the discretion of the proxy holders named on the proxy card.

A note about certain information contained in this Proxy Statement

Filings made by companies with the Securities and Exchange Commission (SEC) sometimes "incorporate information by reference." This means that the company is referring you to information that has previously been filed with the SEC and that such information should be considered part of the filing you are then reading. The Audit Committee Report, the Compensation Committee Report and Performance Graph contained in this Proxy Statement are not incorporated by reference into any other filings with the SEC.

SHARE OWNERSHIP

Who are Pep Boys' largest shareholders?

Based solely on a review of filings with the SEC, the following table provides information about those shareholders that beneficially own more than 5% of the outstanding shares of Pep Boys Stock.

Name	Number of Shares Owned	Percent of Outstanding Shares
FMR Corp. 82 Devonshire Street, Boston, Massachusetts 02109[1]	7,414,770	12.4%
Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401[2]	3,755,155	6.3%

[1] Based upon information disclosed in a Schedule 13G/A dated April 12, 2004.

[2] Based upon information disclosed in a Schedule 13G/A dated February 6, 2004. Dimensional Fund Advisers Inc. disclaims beneficial ownership of such shares.

How many shares do Pep Boys' directors and executive officers own?

The following table shows how many shares the nominees for election as directors and executive officers named in the Summary Compensation Table found on page 11 beneficially owned on April 2, 2004. The address for each of such individuals is 3111 West Allegheny Avenue, Philadelphia, PA 19132.

Name	Number of Shares Owned[1]	Percent of Outstanding Shares
Benjamin Strauss[2]	811,669	1.35%
Lawrence N. Stevenson	452,482	+
George Babich, Jr.	445,525	+
Bernard J. Korman	298,539	+
Mark L. Page	243,369	+
Harry F. Yanowitz	193,000	+
Don L. Casey	73,280	+
J. Richard Leaman, Jr.	33,952	+
Malcolmn D. Pryor	27,301	+
William Leonard	22,000	+
Peter A. Bassi	15,000	+
Jane Scaccetti	14,950	+
John T. Sweetwood	13,036	+
Mitchell G. Leibovitz[3]	2,216,367	3.96%
All nominees and current executive officers as a group (16 people)	2,813,340	4.58%

\+ Represents less than 1%.

1 Includes shares for which the named person has sole voting and investment power and non-voting interests including restricted stock units and deferred compensation accounted for as Pep Boys Stock. Also includes the following shares that can be acquired through stock option exercises through June 1, 2004: Strauss – 20,200; Stevenson – 392,816; Babich – 433,500; Korman – 39,539; Page – 233,100; Yanowitz – 28,000; Casey – 64,000; Leaman – 31,952; Pryor – 21,301; Leonard – 12,000; Bassi – 12,000; Scaccetti – 8,000; Sweetwood – 12,000; Leibovtiz – 2,100,000; and as a group – 1,420,533.

2 These amounts include the following shares for which Mr. Strauss has sole voting and investment power:

- 66,384 shares owned by a trust in which Mr. Strauss has a beneficial interest
- 49,036 shares owned in custody or trust for the benefit of Mr. Strauss' minor child

These amounts also include the following shares for which Mr. Strauss may be deemed to have shared voting and investment power, but disclaims beneficial interest:

- 219,310 shares owned by The Strauss Foundation, a non-profit charitable foundation, of which Mr. Strauss is a co-trustee
- 1,931 shares owned by Mr. Strauss' spouse

3 Mr. Leibovitz' beneficial ownership is reported as of April 28, 2003, the date of his retirement from Pep Boys. These amounts include 27,460 shares held by Mr. Leibovitz and his spouse as tenants by the entireties and 72,540 shares held in trusts for the benefit of Mr. Leibovitz' emancipated children for which Mr. Leibovitz' spouse acts as trustee. Mr. Leibovitz disclaims beneficial ownership of the shares held in the trusts.

(ITEM 1) ELECTION OF DIRECTORS

What is the makeup of the Board of Directors?

Our Board of Directors currently has ten members. Each director stands for election every year.

Retirees

Lester Rosenfeld, who had faithfully served on the Board since 1959, has been named Pep Boys' first Director Emeritus.

Our Chairman, Bernard J. Korman, who is a nominee for re-election has agreed to postpone his retirement from the Board until such time as we have identified and appoints his successor. The Board is currently engaged in an exhaustive search to identify the most suitable candidate to succeed Mr. Korman.

Nominees for Election

The Board of Directors proposes that the following nominees be elected. If elected, each nominee will serve a one-year term expiring at the 2005 Annual Meeting and until such director's successor has been duly elected and qualified. Each of the nominees has consented to serve, if elected. Unless contrary instructions are given, the proxy holders named on the enclosed proxy card will vote for the election of these nominees, reserving the right to cumulate votes. If any nominee becomes unavailable to serve as a director, the proxy holders will vote for the election of any substitute nominee designated by the Board.

The directors standing for re-election are:

Benjamin Strauss Director since 1970

Mr. Strauss, 67, is a director of The Strauss Foundation, a non-profit charitable organization. He was an executive officer of Pep Boys until 1992 and then served as a part-time consultant to Pep Boys until 1997.

Bernard J. Korman Director since 1983

Mr. Korman, 72, has been Chairman of the Board of Directors of Philadelphia Health Care Trust, a private foundation, since 1999. Mr. Korman is also a director of NutraMax Products, Inc., The New America High Income Fund, Inc., Omega Healthcare Investors, Inc. and Kramont Realty Trust.

J. Richard Leaman, Jr. Director since 1991

Mr. Leaman, 69, has been President of JRL Consulting Company since 1995. Mr. Leaman is also Chairman of the Board of Directors of Elwyn, Inc. and a director of Church & Dwight Co., Inc. and Stonebridge Financial Corp.

Malcolmn D. Pryor Director since 1994

Mr. Pryor, 57, is Chairman of the Board of Directors of Pryor, Counts & Co., Inc., an investment banking firm headquartered in Philadelphia with offices in numerous cities in the United States. Mr. Pryor has been a principal of the firm and its predecessors since 1981.

Peter A. Bassi Director since 2002

Mr. Bassi, 54, is Chairman of Yum! Restaurants International, a division of Yum! Brands, Inc. Mr. Bassi has served as an officer of YRI since 1997.

Jane Scaccetti Director since 2002

Ms. Scaccetti, 50, a CPA, has been a shareholder and principal of Drucker & Scaccetti PC, a private accounting firm, since 1990. Ms. Scaccetti is also a director of Di Giorgio Corporation and Nutrition Management Services Company.

John T. Sweetwood Director since 2002

Mr. Sweetwood, 56, is a principal and the President of Woods Investment, LLC, a private real estate investment firm. From 1995 through 2002, Mr. Sweetwood served as an officer, and ultimately the President of The Americas, of Six Continents Hotels, the hotel business of Six Continents PLC.

William Leonard Director since 2002

Mr. Leonard, 56, is President & Chief Executive Officer and a director of ARAMARK Corporation. Mr. Leonard has served as an officer of ARAMARK since 1992.

Lawrence N. Stevenson Director since May 28, 2003

Mr. Stevenson, 47, is our Chief Executive Officer. Prior to joining Pep Boys, Mr. Stevenson served for seven years as the Chief Executive Officer of Chapters, Canada's largest book retailer.

Our nominee for initial election to the Board of Directors is:

M. Shân Atkins, 47, is Managing Director of Chetrum Capital LLC, a private investment firm. From 1996 through 2001, Ms. Atkins served as an officer, and ultimately as Executive Vice President—Strategic Initiatives, of Sears Roebuck & Co. Ms. Atkins also serves as a director of Spartan Stores, Inc. and Proliteracy Worldwide, Inc., a non-profit volunteer tutoring organization. Our Chief Executive Officer identified Ms. Atkins to the Nominating and Governance Committee as a potential candidate for director.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THESE NOMINEES FOR DIRECTOR

Corporate Governance

Our Board of Directors' governance principles are embodied in our corporate Code of Ethics (applicable to all Pep Boys associates including our executive officers and directors), the Board of Directors Code of Conduct and the various Board committee charters. All of which can be found on our website at www.pepboys.com under the About Pep Boys—Corporate Governance section.

Independence. An independent director is one that is independent from management and is free from any relationship with Pep Boys that, in the opinion of the Board, would interfere in the exercise of independent judgment as a director. When forming such opinion, the Board considers, among other factors, the guidelines for independent directors promulgated by the New York Stock Exchange (NYSE). The independence of the outside directors is reviewed annually by the full Board. In accordance with NYSE guidelines, our Board consists of a majority of independent directors. In fact, our Chief Executive Officer is the only inside director nominated for election. All Committees of the Board consist entirely of independent directors.

Communicating with the Board of Directors. Security holders should address all communications to the full Board or an individual director to the attention of our corporate Secretary. Our corporate Secretary reviews all such communications to determine if they are related to specific products or services, are solicitations or otherwise relate to improper or irrelevant topics. All such improper communications receive a response in due course. Any communication directed to an individual director relating solely to a matter involving such director is forwarded to such director. Any communication directed to an individual director relating to a matter involving both such director and Pep Boys or the Board of Directors, as a whole, is forwarded to such director and the Chairman of the Board. The balance of the communications are forwarded to the Chairman of the Board. Except for improper communications, all security holder communications to the Board of Directors or an individual director received by the corporate Secretary are kept in confidence from management. These procedures were adopted unanimously by the independent directors.

Director Attendance at the Annual Meeting. All Board members are strongly encouraged to attend the Annual Meeting of Shareholders. All nominees then standing for election attended the 2003 Annual Meeting.

Executive Sessions of the Independent Directors. Our Chairman, an independent director, presides over all such sessions, which are held, at a minimum, immediately following all regularly scheduled Board meetings.

Personal Loans to Executive Officers and Directors. Pep Boys currently has no personal loans extended to its executive officers or directors.

Meetings and Committees of the Board of Directors

The Board of Directors held seven meetings during fiscal 2003. During fiscal 2003, each incumbent director attended at least 75% of the aggregate number of meetings held by the Board and all committee(s) on which such director served. The Board of Directors has standing Audit, Compensation and Nominating and Governance Committees.

Messrs. Leaman (chair) and Pryor and Ms. Scaccetti are the current members of the Audit Committee. The Audit Committee reviews Pep Boys' consolidated financial statements and makes recommendations to the full Board of Directors on matters concerning the audits of Pep Boys' books and records. The Audit Committee met ten times during fiscal 2003.

Messrs. Leonard (chair), Bassi and Pryor are the current members of the Compensation Committee. The Compensation Committee recommends the compensation for all of Pep Boys' officers. The Compensation Committee met five times during fiscal 2003.

Messrs. Sweetwood (chair), Bassi and Strauss are the current members of the Nominating and Governance Committee. The Nominating and Governance Committee met three times during fiscal 2003.

Can a shareholder nominate a candidate for director?

The Nominating and Governance Committee considers nominees recommended by our shareholders. Written recommendations should be sent to our offices located at 3111 West Allegheny Avenue, Philadelphia, PA 19132, Attention: Secretary. The recommendation should state the qualifications of the nominee to be considered.

A shareholder may also nominate candidates to be considered for election as directors at an upcoming shareholders' meeting by timely notifying us in accordance with our By-laws. To be timely, a shareholder's notice must be received at our principal executive offices not less than 50 nor more than 75 days prior to the date of the scheduled shareholders' meeting. If the public announcement of the holding of the shareholders' meeting was given less than 65 days prior to the date of such meeting, then a shareholder's notice received at our principal executive offices within ten days of the date of such public announcement will be considered timely. The shareholder's notice must also set forth all of the following information:

- the name and address of the shareholder making the nomination
- a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the proposed nominee
- the name of the proposed nominee
- the proposed nominee's principal occupation and employment for the past 5 years
- a description of any other directorships held by the proposed nominee
- a description of all arrangements or understandings between the nominee and any other person or persons relating to the nomination of, and voting arrangements with respect to, the nominee

How are candidates identified and evaluated?

Identification. The Nominating and Governance Committee considers all candidates recommended by our shareholders, directors and senior management on an equal basis. The Nominating and Governance Committee's preference is to identify nominees using our own resources, but has the authority to and will engage search firms(s) as necessary.

Qualifications. The Nominating and Governance Committee evaluates each candidate's judgment, diversity (age, gender, ethnicity, etc.) and professional background and experience, as well as, his or her independence from Pep Boys. Such qualifications are evaluated against our then current requirements, as expressed by the Chief Executive Officer, and the current make up of the full Board.

Evaluations. Candidates are evaluated on the basis of their resume, third party references, public reputation and personnel interviews. Before a candidate can be be recommended to the full Board, such candidate must, at a minimum, have been interviewed by each member of the Nominating and Governance Committee and have met, in person, with at least one member of the Nominating and Governance Committee, the Chairman of the Board and the Chief Executive Officer.

How are directors compensated?

Base Compensation. Each non-management director receives an annual director's fee of $30,000. In addition, each committee chair receives $2,500, and the other committee members receive $1,500, for each committee meeting that such director attends. A director may elect to have all or a part of his or her director's fees deferred. Amounts deferred receive a rate of return equal to the prime interest rate or the performance of Pep Boys Stock (represented by stock units), as elected by the director, and are paid at a later date chosen by the director at the time of deferral. A director who is also an employee of Pep Boys receives no additional compensation for service as a director.

Stock Options. The Pep Boys 1999 Stock Incentive Plan, or the 1999 Plan, provides for an automatic grant to non-management directors upon their initial election to the Board of Directors (or when initially serving as a non-management director) of:

- options to purchase 2,500 shares of Pep Boys Stock for serving on the Board
- options to purchase an additional 17,500 shares of Pep Boys Stock for serving as Chairman of the Board
- options to purchase an additional 5,000 shares of Pep Boys Stock for each committee membership
- options to purchase an additional 2,500 shares of Pep Boys Stock for each committee chair held

Additional grants are then made to non-management directors in accordance with this formula every four years. During fiscal 2003, such additional automatic grants were made to Messrs. Korman, Leaman, Pryor, Rosenfeld and Strauss.

The 1999 Plan and The Pep Boys 1990 Stock Incentive Plan, or the 1990 Plan, also allow for discretionary grants of additional stock options or restricted stock to non-management directors upon the recommendation of the Chief Executive Officer.

Stock options granted to non-management directors are priced at the fair market value of Pep Boys Stock on the date of grant. Twenty percent of the stock options granted are exercisable immediately and an additional 20% become exercisable on each of the next four anniversaries of the grant date. The 1999 Plan and 1990 Plan are administered, interpreted and implemented by the Compensation Committee of the Board of Directors.

Report of the Audit Committee of the Board of Directors

The Audit Committee reviews Pep Boys' financial statements and makes recommendations to the full Board of Directors on matters concerning the audits of Pep Boys' books and records. Each committee member is "independent" as defined by the listing standards of the New York Stock Exchange. Messrs. Leaman (chair) and Pryor and Ms. Scaccetti are the current members of the Audit Committee. Ms. Scaccetti has been designated by the full Board as the Audit Committee Financial Expert as defined by SEC regulations. A written charter adopted by the full Board governs the activities of the Audit Committee. The charter is reviewed, and when necessary revised, annually. A copy of the current charter is posted on our website at www.pepboys.com under the About Pep Boys—Corporate Governance section.

Management has primary responsibility for Pep Boys' internal accounting controls and financial reporting process. Independent auditors are responsible for performing an independent audit of Pep Boys' consolidated financial statements in accordance with auditing standards generally accepted in the U.S. and to issue a report as a result of such audit. The Audit Committee's responsibility is to monitor and oversee these processes. The Audit Committee serves as a focal point for communication among the Board of Directors, the independent auditors, management and Pep Boys' internal audit function, as the respective duties of such groups, or their constituent members, relate to Pep Boys' financial accounting and reporting and to its internal controls.

In this context, the Audit Committee reviewed and discussed the audited consolidated financial statements with management and the independent auditors. These discussions included the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

The Audit Committee also discussed with the independent auditors their independence from Pep Boys and its management, including the written disclosures submitted to the Audit Committee by the independent auditors as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

Based upon the discussions and reviews referred to above, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in Pep Boys' Annual Report on Form 10-K for the fiscal year ended January 31, 2004 filed with the SEC.

This report is submitted by the Audit Committee:

J. Richard Leaman, Jr. (Chairman)
Malcolmn D. Pryor
Jane Scaccetti

Independent Auditor's Fees

The following table summarizes the aggregate fees billed to us by our independent auditors, Deloitte & Touche LLP.

Fiscal Year	2003	2002
Audit Fees	$461,470	$463,280
Audit-Related Fees	120,595	37,435
Tax Fees	169,880	25,358
All Other Fees	0	0
Total	$751,945	$526,073
Ratio of Tax Planning and Advice Fees to Audit Fees, Audit-Related Fees and Tax Compliance Fees	0.2:1	0:1

Audit Fees billed in fiscal 2003 and fiscal 2002 consisted of (i) the audit of our annual financial statements, (ii) the reviews of our quarterly financial statements and (iii) comfort letters, statutory and regulatory audits, consents and other services related to SEC matters.

Audit-Related Fees billed in fiscal 2003 consisted of (i) financial accounting and reporting consultations, (ii) Sarbanes-Oxley Act, Section 404 advisory services and (iii) employee benefit plan audits. Audit-Related Fees billed in fiscal 2002 consisted of employee benefit plan audits.

Tax Fees billed in fiscal 2003 consisted of (i) tax compliance services in connection with tax audits and appeals and (ii) tax planning and advice rendered in connection with capitalization and depreciation of fixed assets. Tax Fees billed in fiscal 2002 consisted of tax compliance services in connection with tax audits and appeals

The Audit Committee annually engages Pep Boys' independent auditors and pre-approves, for the following fiscal year, their services related to the annual audit and interim quarterly reviews of Pep Boys' financial statements and all reasonably related assurance and services. All non-audit services are considered for approval by the Audit Committee on an as-requested basis by Pep Boys. For fiscal 2003, the Audit Committee discussed the non-audit services with Deloitte & Touche LLP and management to determine that they were permitted under the rules and regulations concerning auditor independence promulgated by the SEC and the American Institute of Certified Public Accountants. Following such discussions, the Audit Committee determined that the provision of such non-audit services by Deloitte & Touche LLP was compatible with maintaining their independence.

EXECUTIVE COMPENSATION

The following table shows the compensation earned, paid or accrued in each of the last three fiscal years to Pep Boys' current and former Chief Executive Officer and the four other executive officers that received the highest compensation in fiscal 2003. These executives are referred to herein as the "named executive officers."

Summary Compensation Table

		Annual Compensation		Long Term Compensation Awards	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Securities Underlying Options (#)	All Other Compensation ($)[(a)]
Lawrence N. Stevenson Chief Executive Officer[(b)]	2003	590,614	1,130,000[(c)]	919,540	43,399[(d)]
George Babich, Jr.	2003	513,708	463,500	50,000	8,816
President &	2002	480,769	193,500	300,000	6,295
Chief Financial Officer	2001	367,884	245,000	100,000	9,044
Mark L. Page	2003	343,077	242,880	15,000	4,350
Senior Vice President –	2002	334,038	109,780	25,000	1,710
Store Operations	2001	329,038	147,000	25,000	1,688
Don L. Casey	2003	290,351	209,960	10,000	40,017[(e)]
Senior Vice President –	2002	278,077	91,756	—	39,230
Supply Chain & Logistics	2001	278,077	124,000	25,000	42,666
Harry F. Yanowitz Senior Vice President – Strategy & Business Development[(f)]	2003	181,393	221,000[(g)]	125,000	13,869[(h)]
Mitchell G. Leibovitz	2003	301,317	—	—	12,622,110[(j)]
Former Chief Executive Officer[(i)]	2002	959,532	419,250	—	4,907,550
	2001	865,384	525,000	600,000	127,054

(a) All Other Compensation for fiscal 2003 includes the following dollar amounts contributed/distributed in connection with Pep Boys' 401(k) Savings Plan: Babich – 7,218; Page – 2,256; and Casey – 6,261; and group term life insurance premiums: Stevenson – 460; Babich – 1,598; Page – 2,094; Casey – 1,886; Yanowitz – 52; and Leibovitz – 1,895.

(b) Mr. Stevenson was appointed Chief Executive Officer effective April 28, 2003.

(c) Includes a $500,000 signing bonus.

(d) Also includes $42,939 for reimbursement of certain relocation expenses.

(e) Also includes $25,372 of debt forgiveness and $6,498 to satisfy taxes due on account of such debt forgiveness. See "—Certain Relationships and Related Transactions" below.

(f) Mr. Yanowitz was appointed to his position effective June 9, 2003.

(g) Includes a $50,000 signing bonus.

(h) Also includes $13,817 for reimbursement of certain relocation expenses.

(i) Mr. Leibovitz retired from his position as Chief Executive Officer on April 28, 2003.

(j) Also includes the $12,620,215 accrued benefit paid upon retirement in accordance with the terms of our Executive Supplemental Pension Plan.

Employment Agreements with the Named Executive Officers

Chief Executive Officer. We have an employment agreement with Mr. Stevenson retaining him through April 28, 2006. The agreement automatically renews for successive one-year terms, unless either party provides a notice of non-renewal at least two months prior to its then scheduled expiration date. The agreement provides Mr. Stevenson with (i) a position consistent with the authority and responsibilities of a Chief Executive Officer, (ii) an annual base salary equal to or greater than $900,000, (iii) annual threshold, target and maximum bonus opportunities equal to 50%, 100% and 150%, respectively, of his base salary and (iv) benefits generally available to Pep Boys' other senior officers. Upon termination of the agreement by Pep Boys "without cause" or by Mr. Stevenson "with good reason" (including following a change in control), Mr. Stevenson will continue to receive his base salary, target bonus and other benefits for the otherwise remaining term of the agreement and all of his then outstanding unvested equity grants will become fully vested. During his employment and for two years thereafter, Mr. Stevenson has agreed to customary covenants against competition.

President. We have an employment agreement with Mr. Babich retaining him through April 28, 2005. The agreement provides Mr. Babich with (i) a position consistent with the authority and responsibilities of a President that reports to the Chief Executive Officer, (ii) an annual base salary equal to or greater than $500,000, (iii) an annual bonus opportunity at the level established for the President, from time-to-time, under the Annual Incentive Bonus Plan and (iv) benefits generally available to Pep Boys' other senior officers. Upon termination of the agreement by Pep Boys "without cause" or by Mr. Babich "with good reason," Mr. Babich will be paid an amount equal to two times his base salary and target bonus, continue to receive his benefits for the otherwise remaining term of the agreement and all of his then outstanding unvested equity grants will become fully vested and exerciseable through the earlier of their expiration or 24 months following such termination. Mr. Babich has agreed to customary covenants against competition through April 28, 2005. This employment agreement is in addition to Mr. Babich's change in control agreement described below.

Senior Vice President—Strategy & Business Development. We have an employment agreement with Mr. Yanowitz retaining him through June 9, 2006. The agreement automatically renews for successive one-year terms, unless either party provides a notice of non-renewal at least two months prior to its then scheduled expiration date. The agreement provides Mr. Yanowitz with (i) a position consistent with the authority and responsibilities of a Senior Vice President, (ii) an annual base salary equal to or greater than $300,000, (iii) an annual target bonus opportunity equal to 45% of his base salary and (iv) benefits generally available to Pep Boys' other senior officers. Upon termination of the agreement by Pep Boys "without cause" or by Mr. Yanowitz "with good reason" (including following a change in control), Mr. Yanowitz will continue to receive his base salary, target bonus and other benefits for the otherwise remaining term of the agreement and all of his then outstanding unvested equity grants will become fully vested. During his employment and for two years thereafter, Mr. Yanowitz has agreed to customary covenants against competition.

Change in Control Agreements. We also have agreements with Messrs. Babich, Page and Casey that become effective upon a change in control of Pep Boys. Following a change in control, these employment agreements become effective for two years and provide these executives with a positions and responsibilities, base and incentive compensation and benefits equal or greater to those provided immediately prior to the change in control. In addition, we are obligated to pay any excise tax imposed by Section 4999 of the Internal Revenue Code (a parachute payment excise tax) on a change in control payment made to a named executive officer. A trust agreement has been established to better assure the named executive officers of the satisfaction of Pep Boys' obligations under their employment agreements following a change in control.

Non-Competition Agreements. In exchange for a severance payment equal to one year's base salary upon the termination of their employment without cause, each of Messrs. Page and Casey has agreed to customary covenants against competition during their employment and for one year thereafter.

Certain Relationships and Related Transactions

During fiscal year 1999, we lent Mr. Page $40,000. Mr. Page executed a promissory note on account of this indebtedness that accrued interest at 5.63% per annum. During fiscal 2003, the note was satisfied in full.

On July 17, 2000, we lent $75,000 to Mr. Casey. Mr. Casey executed a promissory note on account of this indebtedness that accrued interest at 6.49% per annum. The note also provided for the forgiveness of $25,000 of the principal amount plus accrued interest on each of July 17, 2001, 2002 and 2003 if Mr. Casey was then employed by Pep Boys. On July 17, 2003, the note was satisfied in full.

Stock Option Grants

The following table shows information about stock options granted to the named executive officers during fiscal 2003.

Stock Option Grants in Last Fiscal Year

	Individual Grants				Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted (#)[a]	% of Total Options Granted to Employees in Fiscal Year (%)[b]	Exercise or Base Price ($/Share)	Expiration Date	5% ($)	10% ($)
Lawrence N. Stevenson	919,540	58.0%	8.7000	04/28/13	5,031,156	12,749,936
George Babich Jr.	50,000	3.1%	7.6000	03/25/13	238,980	605,622
Mark L. Page	15,000	1.0%	7.6000	03/25/13	71,694	181,687
Don L. Casey	10,000	0.6%	7.6000	03/25/13	47,796	121,124
Harry F. Yanowitz	125,000	7.9%	10.4250	06/09/13	819,528	2,076,846

(a) The stock options were granted at a price equal to the fair market value on the date of grant with 20% exercisable immediately and an additional 20% exercisable on each of the next four anniversaries of the grant date.

(b) In fiscal 2003, options to purchase 1,574,790 shares of Pep Boys Stock were granted to 36 employees.

Stock Option Exercises and Holdings

The following table shows information about stock options exercised during fiscal 2003 by the named executive officers and the number and value of stock options held by them on January 31, 2004.

Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Stock Option Values

			Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[a]	
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Lawrence N. Stevenson	—	—	183,908	735,632	2,453,333	9,813,331
George Babich Jr.	—	—	332,500	270,000	2,543,283	2,409,287
Mark L. Page	19,000	222,061	228,700	51,000	186,945	637,677
Don L. Casey	—	—	57,000	28,000	905,080	432,320
Harry F. Yanowitz	—	—	25,000	100,000	290,375	1,161,500
Mitchell G. Leibovitz[b]	—	—	2,100,000	—	1,458,000	—

(a) Based on the New York Stock Exchange composite closing price as published by Yahoo, Inc. for the last business day of fiscal 2003 ($22.04).

(b) Information regarding Mr. Leibovitz is as of April 28, 2003, the date of his retirement from Pep Boys. Accordingly, the New York Stock Exchange composite closing price for the purpose of calculating the value of his unexercised in-the-money options is $8.83.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is or has been our employee or has any other relationships of a nature required to be disclosed in this Proxy Statement.

Performance Graph

The following graph compares the cumulative total return on shares of Pep Boys Stock over the past five fiscal years with the cumulative total return on shares of companies in (1) the Standard & Poor's SmallCap 600 Index and (2) an industry peer group including the following retail companies currently in the 600 Index: Aaron Rents, Cost Plus, Group 1 Automotive, Guitar Center, Hancock Fabrics, Haverty Furniture, Jo-Ann Stores, Linens 'n Things, Movie Gallery, Regis Corp, TBC Corp, Tractor Supply and Zale Corp. The comparison assumes that $100 was invested in January 1999 in Pep Boys Stock and in each of the peer group indices and assumes reinvestment of dividends.

Comparison of Five-Year Cumulative Total Return Among Pep Boys, the S&P 600 SmallCap Index and the S&P 600 Specialty Stores Group


$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
PEP BOYS
S&P SMALLCAP 600 INDEX
S&P 600 SPECIALTY STORES

	Jan 1999	Jan 2000	Jan 2001	Jan 2002	Jan 2003	Jan 2004
PEP BOYS	$100	$ 47	$ 32	$110	$ 73	$158
S&P SMALLCAP 600 INDEX	$100	$112	$132	$135	$112	$165
S&P 600 SPECIALTY STORES	$100	$ 86	$103	$149	$125	$205

Source: Standard & Poor's

Report of the Compensation Committee of the Board of Directors on Executive Compensation

The Compensation Committee is comprised of three independent directors. The Compensation Committee reviews and recommends to the Board of Directors compensation for the named executive officers and our other officers (those executives holding a Vice President or senior position). For fiscal year 2003, executive compensation consisted primarily of base salaries, signing bonuses (for new executives), bonuses under the Annual Incentive Bonus Plan and stock options.

Fiscal 2003

Base Salary. Base salaries are reviewed annually to properly reflect the experience, performance and scope of responsibility of the executives and to ensure that the salaries are at levels that are appropriate to attract and retain high quality individuals. The Compensation Committee recommended, and the full Board of Directors approved, the starting salaries of Messrs. Stevenson and Yanowitz and the increases in the base salaries of Messrs. Babich, Page and Casey to their fiscal 2003 levels based upon subjective determinations taking into account these criteria.

Bonuses. The Compensation Committee is empowered to effectuate, administer and interpret the Bonus Plan. Such power includes the authority to amend, extend or terminate the Bonus Plan including the ability to change award periods and determine the timing of bonus payments. The Compensation Committee establishes the bonus targets, performance goals and any other measures necessary to meet the objectives of the Bonus Plan.

In order to determine the bonuses to be granted under the Bonus Plan for the upcoming fiscal year, the Compensation Committee annually selects the categories to be used to measure Pep Boys' performance, sets target performance levels for each chosen category and establishes the relative weight to be given to each chosen category. For fiscal 2003, the Compensation Committee selected earnings per share, gross sales and gross profit as the categories to be used to measure our performance.

For fiscal 2003, the Chief Executive Officer's and the President's bonuses were based solely upon Pep Boys' performance. The other named executive officers' bonuses were based both upon Pep Boys' performance and the executive's individual performance. Pep Boys' performance is measured by comparing the Company's actual performance to the performance targets established by the Compensation Committee for the applicable fiscal year. Individual performance is measured by evaluating an executive's performance against previously established goals for the executive and his areas of responsibility for the applicable fiscal year. The Compensation Committee recommended, and the full Board of Directors approved, bonus payments to each of the named executive officers on account of their service during fiscal 2003. Messrs. Stevenson's and Yanowitz' bonus payments were prorated to reflect their actual service during fiscal 2003.

In addition, the Compensation Committee recommended, and the full Board of Directors approved, market-level signing bonuses for Messrs. Stevenson and Yanowitz in order to further induce them to join Pep Boys.

Stock Options. Pep Boys believes that compensation through equity grants directly aligns the interests of management with that of its shareholders—long-term growth in the price of Pep Boys Stock. The 1999 Plan allows for the grant of non-qualified and incentive stock options at exercise prices equal to the fair market value of Pep Boys Stock on the date of grant. Non-qualified stock options also remain available for grant under the 1990 Plan. In fiscal 2003, Messrs. Stevenson and Yanowitz were granted stock options in order to further induce them to join Pep Boys and Messrs. Babich, Page and Casey were granted stock options to reflect their individual performances during fiscal 2002. All of these stock options expire ten years from the date of grant and become exercisable in 20% installments over four years beginning on the date of grant. A portion of Mr. Stevenson's "inducement" stock options were granted under a stand-alone plan adopted solely for such purpose. The Compensation Committee recommended, and the full Board of Directors approved, all such stock option grants.

Tax Matters. Generally, annual compensation payable to executive officers must not exceed $1 million in the aggregate during any year to be fully deductible under Section 162(m) of the Internal Revenue Code. The Pep Boys Stock Incentive Plans are structured with the intention that stock option grants thereunder qualify as "performance based" compensation that is not subject to the $1 million deductibility limit under Section 162(m). In addition, (Item 3) of this Proxy Statement is seeking your approval of an amendment to our Bonus Plan to allow amounts paid under the plan to be deductible under Section 162(m). However, in order to effectively compete for the acquisition and retention of top executive talent, Pep Boys believes that it must have the flexibility to pay salary and bonus compensation that may not be fully deductible under Section 162(m). Accordingly, the Compensation Committee retains the authority to authorize payments that may not be deductible under Section 162(m) if it believes that such payments are in the best interests of Pep Boys and its shareholders. All compensation earned by the named executive officers, other than the Chief Executive Officer, for fiscal 2003 was fully deductible.

Compensation Program Review

During the fourth quarter of fiscal 2003, Pep Boys engaged The HayGroup to assist in the review of its executive compensation program for competitiveness and appropriateness in meeting our strategic objectives of earnings growth and stock price appreciation.

Base salaries. The base salaries for the named executive officers were found to be market competitive. Progressive increases over time to the base salaries of certain other officers to achieve market competitiveness were recommended by the Compensation Committee and approved by the full Board.

Bonuses. Increases to the target level bonuses (expressed as a percentage of base salary) for the various officer level positions including the named executive officers (other than the Chief Executive Officer, whose target level is fixed as per his employment agreement) to achieve market competitiveness were recommended by the Compensation Committee and approved by the full Board. In addition as outlined in (Item 3) of this Proxy Statement, the Compensation Committee recommended, and the full Board approved, amendments to the Bonus Plan to expand the categories of business criteria to choose from when setting the bonus targets for the coming year. The relevant business criteria may include one or more or any combination of the following: (1) return on total shareholder equity; (2) earnings per share of Common Stock; (3) net income (before or after taxes); (4) earnings before interest, taxes, depreciation and amortization; (5) sales or revenue targets; (6) return on assets, capital or investment; (7) cash flow; (8) market share; (9) cost reduction goals; (10) budget comparisons; (11) implementation or completion of projects or processes strategic or critical to the Company's business operations; (12) measures of customer satisfaction.

Long-Term Incentives. In order to assist the officers achieve direct ownership, reduce dilution and better align executive performance and long-term compensation, the Compensation Committee recommended and the full Board approved changes to the form and calculation of future equity grants to executives. Beginning in fiscal 2004, we decided to replace 75% of the estimated value of new grants of stock options with restricted stock units, or RSUs, on a basis intended to provide comparable value to the executive at a comparable cost to us. RSUs will result in less dilution because, in the future, we will grant fewer RSUs than the number of stock options that they replace because, when granted, RSUs have more value than stock options. The grant of RSUs (a direct ownership vehicle) will also assist officers achieve newly-implemented Pep Boys stock ownership levels. These ownership levels that must be achieved over a five-year phase in period and maintained thereafter have been set at two times base salary for officers holding a Senior Vice President or senior position and one times base salary for officers holding a Vice President position. RSUs will vest in 20% installments over four years beginning on the date of grant. While stock options issued in the future will continue to become exercisable in 20% installments over four years beginning on the date of grant, in order to further reduce potential dilution, their term has been reduced from ten years to seven. Finally, to ensure a more direct connection to an executive's performance, the amount of future equity grants will be linked to such executive's short-term bonus payout. RSUs will be granted to officers under the 1999 Plan.

Retirement Plans. In connection with the review of our executive compensation programs, the Compensation Committee recommended and the full Board approved changes and additions to our various retirement plans. In order to assist with discrimination testing and benefit our non-officer employees, we further limited the contributions our officers could make under our 401(k) Savings Plan as well as company matching contributions for the benefit of our officers. In order to assist our officers with their retirement savings, we adopted a non-qualified deferred compensation plan that allows them to defer up to 20% of their annual salary and 100% of their annual bonus.

In order to further encourage share ownership and more directly align the interests of management with that of its shareholders, the first 20% of an officer's bonus deferred into Pep Boys Stock will be matched by us on a one-for-one basis with Pep Boys stock that will vest over three years. The shares required to satisfy distributions of voluntary bonus deferrals and the accompanying match in Pep Boys Stock will be issued under the 1999 Plan.

In order to minimize the uncertainty associated with our obligations under our defined benefit Executive Supplemental Pension Plan, or SERP (see "— Pension Plans — Executive Supplemental Pension Plan "), that are required to be accounted for using certain actuarial assumptions, we made certain amendments to the SERP. The defined benefit portion of the SERP provides a retirement benefit based upon a participant's years of service and average compensation, which benefit (and our resulting obligation) is not fixed until the participant's retirement. To minimize this uncertainty, participation in the defined benefit portion of the SERP has been frozen for all unvested and new SERP participants. Unvested participants were given the opportunity to waive their frozen accrued defined benefits in exchange for the right to receive future defined contributions under the SERP. Officers who waive their frozen accrued defined benefits and future officers will receive fixed annual contributions to a retirement account maintained under the SERP based upon their age and then current compensation. Vested participants remain in the defined benefit portion of the SERP and will accrue additional benefits.

Although not required to do so, we have chosen to offset our obligations under the deferred compensation plan (other than the Pep Boys Stock) and the SERP with company-owned life insurance.

This report is submitted by the Compensation Committee:

William Leonard (Chairman)
Peter A. Bassi
Malcolmn D. Pryor

Pension Plans

Qualified Defined Benefit Pension Plan. We have a qualified defined benefit pension plan for all employees hired prior to February 2, 1992. Future benefit accruals on behalf of all participants were frozen under this plan as of December 31, 1996. Benefits payable under this plan are calculated based on the participant's compensation (base salary plus accrued bonus) over the last five years of the participant's employment by Pep Boys and the number of years of participation in the plan. Benefits payable under this plan are not subject to deduction for Social Security or other offset amounts. The maximum annual benefit for any employee under this plan is $20,000.

The following table shows the benefits available, at normal retirement age, accrued to the named executive officers eligible to participate under the qualified defined benefit pension plan.

Name	Annualized Benefit($)
Mark L. Page	19,162
Don E. Casey	10,104

Executive Supplemental Pension Plan. As discussed above, our SERP includes a defined benefit portion for certain participants. Messrs. Babich and Page participate in defined benefit portion of the SERP. Benefits paid to a participant under the qualified defined pension plan will be deducted from the benefits otherwise payable under the executive supplemental pension plan. Except as described in the immediately preceding sentence, benefits under the executive supplemental pension plan are not subject to deduction for Social Security or other offset amounts. Benefits under the SERP generally vest after four years of participation.

Normal retirement defined benefits are based upon the average compensation (base salary plus accrued bonus) of an executive during the five years that yield the highest benefit, except in the case of the Chief Executive Officer, which is based on three years. The annual death benefit is equal to 50% of the participant's base salary on the date of his death, payable until the later of 15 years immediately following the date of death or the participant's normal retirement date. This plan also provides for a lump sum distribution of the present value of a participant's accrued defined benefits following termination of employment in connection with a change in control of Pep Boys. A trust agreement has been established to better assure the executive officers of the satisfaction of Pep Boys' obligations under this plan following a change in control.

Aggregate Benefit Under Both Plans. The following chart shows, based on the highest average compensation for the appropriate time period, the approximate aggregate annual benefit under both plans, commencing at the employee's normal retirement date (age 65 under the executive supplemental pension plan) and generally payable:

- for unmarried participants, at 100% (of the amounts specified below) for the longer of ten years or life
- for married participants, at 100% during the participant's life and at 50% during the participant's surviving spouse's life

The maximum years of service for which a participant will receive credit under the pension plans is 25.

Pension Plan Table

Average Included Compensation	Estimated Annual Retirement Income ($) Years of Service					
	5	10	15	20	25	30
400,000	40,000	80,000	120,000	160,000	200,000	240,000
600,000	60,000	120,000	180,000	240,000	300,000	360,000
800,000	80,000	160,000	240,000	320,000	400,000	480,000
1,000,000	100,000	200,000	300,000	400,000	500,000	600,000
1,200,000	120,000	240,000	360,000	480,000	600,000	720,000
1,400,000	140,000	280,000	420,000	560,000	700,000	840,000
1,600,000	160,000	320,000	480,000	640,000	800,000	960,000
1,800,000	180,000	360,000	540,000	720,000	900,000	1,080,000

The credited years of service under the pension plans for those named executive officers participating under the defined benefit portion of the SERP are:

George Babich, Jr. 7
Mark L. Page 27

(ITEM 2) PROPOSAL TO APPROVE THE APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors, upon the recommendation of the Audit Committee, has appointed the firm of Deloitte & Touche LLP to serve as our independent auditors with respect to the consolidated financial statements of Pep Boys and its subsidiaries for fiscal 2004. Deloitte & Touche LLP served as our independent auditors for fiscal 2003.

A representative of Deloitte & Touche LLP is expected to be present at the meeting and will have the opportunity to make a statement if he or she desires to do so. The representative is also expected to be available to respond to appropriate questions of shareholders.

If the shareholders do not ratify the appointment of Deloitte & Touche LLP, other independent auditors recommended by the Audit Committee will be considered by the Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE APPOINTMENT OF THE INDEPENDENT AUDITORS

(ITEM 3) APPROVAL OF AN AMENDMENT TO OUR ANNUAL INCENTIVE BONUS PLAN TO ALLOW CERTAIN AMOUNTS PAID UNDER THE PLAN TO BE DEDUCTABLE UNDER SECTION 162(m) OF THE INTERNAL REVENUE CODE

General

The Board has approved a series of amendments to our Annual Incentive Bonus Plan, the Bonus Plan, and is submitting the Bonus Plan, as amended, for shareholder approval with respect to bonuses to be paid to the then current Named Executive Officers. Under the Bonus Plan, we will be able to award cash bonuses to eligible employees based on performance, be it company-wide, departmental or, where appropriate, individual performance. Employees holding officer-level positions are eligible to participate in the Bonus Plan. If shareholders approve this proposal, we will have the ability to provide performance-based bonuses to the Named Executive Officers under the Bonus Plan that will meet the requirements of Section 162(m) of the Internal Revenue Code or IRC. Section 162(m) permits us to deduct "qualified performance-based compensation" in excess of $1 million in any taxable year to a named executive officer, if, among other things, the material terms of the performance-based compensation have been approved by our shareholders. If shareholders do not approve this proposal, no bonuses will be paid under the Bonus Plan to the Named Executive Officers, regardless of whether the bonuses would otherwise be earned; however, the Board may or may not adopt another cash bonus plan in which the Named Executive Officers may participate. A copy of the Bonus Plan is attached to this proxy statement as Exhibit A.

The following is a summary of the material terms of the Bonus Plan.

Description of the Bonus Plan

Purpose. The Bonus Plan provides a means for awarding cash bonuses to officer-level employees based on the satisfaction of certain preset performance objectives (referred to as performance goals) over the fiscal year or any other period designated by the Compensation Committee (referred to as the performance period). The Bonus Plan is intended to increase our profitability by giving participants a financial stake in our growth and profitability. The Bonus Plan has the further objective of enhancing our compensation packages for such individuals, thus enabling us to attract and retain officers of the highest ability.

Administration. The Bonus Plan will be administered and interpreted by the Compensation Committee. As such, the Compensation Committee will have the authority to extend, amend, modify or terminate the Bonus Plan at any time; however, any such amendment or modification made by the Compensation Committee with respect to the Named Executive Officers will be subject to shareholder approval, if such approval would be required under Section 162(m) IRC. As administrator of the Bonus Plan, the Compensation Committee's authority includes, without limitation, the right to select participants, to determine each participant's minimum, maximum and target bonus amounts (each expressed as a percentage of the participant's base salary), to change performance periods, to determine the time or times of paying bonuses, to establish and approve corporate and individual performance goals and the relative weightings of the goals, to approve bonuses under the Bonus Plan, to decide the facts in any case arising under the Bonus Plan and to make all other determinations, including factual determinations, and to take all other actions necessary or appropriate for the proper administration of the Bonus Plan.

Eligibility and Participation. Officer-level employees are eligible to participate in the Bonus Plan. As soon as practicable, but no later than 90 days after the beginning of the performance period, the Compensation Committee will determine the employees who will be participants for the performance period. For 2004, it is expected that approximately 25 individuals will be eligible to receive bonuses under the Bonus Plan. Subject to certain limited exceptions, an employee must be actively employed on the last day of the performance period in order to be eligible to receive a bonus for that period. Unless the Compensation Committee determines otherwise, newly hired employees who are eligible to participate in the Bonus Plan will receive a prorated bonus for the performance period in which they are hired. Participants in the Bonus Plan will also be eligible to participate in such other bonus, sales incentive plan or other compensation programs as the Company may establish.

Bonus Amounts. The Compensation Committee will determine (i) the minimum, maximum and target performance levels for each of the objective business criteria being used; (ii) the relative weightings of the respective objective business criteria being used; (iii) the minimum, maximum and target bonus amounts (each expressed as a percentage of base salary); and (iv) the percentages of the bonus amounts (which percentages may be different for each participant) that are attributable to our corporate performance and the individual participant's performance, respectively, during the performance period; provided, however, that in the case of the any bonus designated as qualified performance-based compensation, the Board will make such determinations no later than 90 days after the beginning of the performance period or the date on which 25% of the performance period has been completed, whichever is earlier.

For purposes of the Bonus Plan, base salary will include all amounts that the participant defers under our Deferred Compensation Plan (other than equity-based deferred compensation) and all amounts, which the participant elects to forego to provide benefits under a plan which satisfies the provisions of Section 401(k) or Section 125 of the IRC. Base salary will not include bonuses, special awards or other compensation the Compensation Committee determines not to be base salary.

Section 162(m) of the IRC requires us to establish a maximum annual bonus that can be paid to any Named Executive Officer during any fiscal year. Taking into account the CEO's current base salary and market-level annual increases for the next five years, we have established an outside limit of Three Million Dollars ($3,000,000) per year as the maximum bonus payable under the Bonus Plan to any Named Executive Officer.

Performance Goals. For any bonus under the Bonus Plan designated as "qualified performance-based compensation," the performance goals will be pre-established, objective business criteria set forth in writing by the Compensation Committee at the beginning of each performance period. The relevant business criteria may include the following: (1) return on total shareholder equity; (2) earnings per share of Common Stock; (3) net income (before or after taxes); (4) earnings before interest, taxes, depreciation and amortization; (5) sales or revenue targets; (6) return on assets, capital or investment; (7) cash flow; (8) market share; (9) cost reduction goals; (10) budget comparisons; (11) implementation or completion of projects or processes strategic or critical to the Company's business operations; (12) measures of customer satisfaction; and/or (13) any combination of, or a specified increase in, any of the foregoing. The performance goals established by the Compensation Committee may be based upon the attainment of specified levels of performance under one or more of the measures described above on a company-wide or departmental basis. The Compensation Committee will determine the objective business criteria upon which the performance goals are based and the weight to be accorded each.

For any bonus under the Bonus Plan not designated as "qualified performance-based compensation," the performance goals may be based on one of the objective business criteria listed above and/or such other performance measures or goals, whether quantitative or qualitative, as may be determined by the Compensation Committee in its sole discretion.

Changes to Targets or Performance Goals. With respect to any bonus designated as "qualified performance-based compensation," the Compensation Committee may, to the extent consistent with the requirements of Section 162(m) of the IRC, at any time prior to the final determination of the bonus amount, change the performance goals to reflect a change in corporate capitalization, such as a stock split or stock dividend, or a corporate transaction, such as a merger, consolidation, separation, reorganization or partial or complete liquidation, or to equitably reflect the occurrence of any extraordinary event, any change in applicable accounting rules or principles, any change in our method of accounting, any change in applicable law, any change due to any merger, consolidation, acquisition, reorganization, stock split, stock dividend, combination of shares or other changes in our corporate structure or shares, or any other change of a similar nature.

Except with respect to any bonus designated as "qualified performance based compensation," the Compensation Committee may, at any time prior to the final determination of the bonus amounts payable, change a participant's minimum, maximum and/or target bonus amounts or assign a different minimum, maximum and/or target bonus amount to reflect a change in the participant's level of responsibility or position in the Company during the performance period.

Earning Bonuses. Generally, a participant earns a bonus for a performance period based on the level of achievement of the performance goals established by the Compensation Committee for that period. Except for bonuses designated as "qualified performance based compensation," bonus amounts may be increased or decreased at the discretion of the Compensation Committee based upon subjective criteria. Bonuses designated as "qualified performance based compensation" bonus may only be decreased at the discretion of the Compensation Committee based upon subjective criteria.

Determination and Payment of Bonuses. Upon certification of the achievement of the applicable performance goals by the Compensation Committee, a participant's bonus will normally be payable in a single lump sum cash payment as soon as practicable following the close of the performance period, but not later than 90 days after the close of the performance period; provided, however, that a participant may elect to defer receipt of his or her bonus under our Deferred Compensation Plan.

Limitations on Payment of Bonuses. Generally, a participant must be employed on the last day of a performance period to receive payment of a bonus under the Bonus Plan. However, if a participant's employment terminates prior to the end of the performance period (including but not limited to termination on account of retirement, disability or death), the Compensation Committee may determine that the participant will remain eligible to receive a prorated portion of any bonus that would have been earned, based on the number of days that the participant was actively employed and performed services during the performance period. In no event will payment of a bonus be made, prior to the end of the performance period to which it relates. If payments are to be made under the Bonus Plan after a participant's death, such payments shall be made to the personal representative of the participant's estate.

Amendment and Termination of Bonus Plan. The Compensation Committee has the authority to extend, amend, modify or terminate the Bonus Plan at any time; provided, that the Compensation Committee may not amend the Bonus Plan without obtaining shareholder approval if shareholder approval is required under Section 162(m) of the Code.

New Bonus Plan Benefits. The amounts payable under the Bonus Plan for 2004 cannot be determined until after the 2004 fiscal year is completed and achievement of the various performance goals is determined. Accordingly, the benefits or amounts of bonuses, if any, that will be received by or allocated to: (a) our Chief Executive Officer; (b) each of our other then current Named Executive Officers; (c) the executive officers of the Company as a group; and (d) Company employees who are not executive officers as a group, are not yet determinable. Directors of the Company who are not employees are not eligible to participate in the Bonus Plan.

With respect to fiscal year 2003, the amounts that were earned by the Named Executive Officers under the Annual Incentive Bonus Plan, as in effect for the 2003 fiscal year, were as follows:

Name	Bonus
Lawrence N. Stevenson	$ 630,000
George Babich, Jr.	$ 463,500
Mark L. Page	$ 242,800
Don L. Casey	$ 209,960
Harry F. Yanowitz	$ 171,000
All current executive officers as a group (7 persons)	$2,014,356
All current employees as a group (25 persons)	$3,379,895

Federal Income Tax Consequences

The following description of the federal income tax consequences of bonuses under the Bonus Plan is a general summary. State, local, and other taxes may also be imposed in connection with bonuses. This discussion is intended for the information of shareholders considering how to vote at the annual meeting and not as tax guidance to individuals who participate in the Bonus Plan.

Tax Deductibility under IRC Section 162(m). Section 162(m) disallows a tax deduction to publicly held companies for compensation paid to certain of their executive officers to the extent that such compensation exceeds $1.0 million per covered officer in any fiscal year, but contains an exception for "qualified performance-based compensation." The Bonus Plan has been drafted and is intended to be administered in a manner that would enable bonuses paid to the Named Executive Officers to satisfy the requirements for "qualified performance-based compensation."

To the extent bonuses under the Bonus Plan satisfy the requirements for qualified performance-based compensation under Section 162(m) or are otherwise deductible as compensation, we will be entitled to a corresponding tax deduction in the year the bonus is paid.

Tax Treatment of Bonuses. The participants will recognize ordinary compensation income with respect any bonus payable under the Bonus Plan at the time such bonus is paid. Accordingly, if a participant elects to defer receipt of one or more bonuses under our Deferred Compensation Plan, he or she will not recognize ordinary compensation income until such time as those amounts are subsequently distributed. In general, we will be entitled to a corresponding federal income tax deduction at the time the participant recognizes ordinary compensation income.

Tax Withholding. We will deduct from all bonuses, any federal, state or local taxes required by law to be withheld with respect thereto.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO OUR ANNUAL INCENTIVE BONUS PLAN

(ITEM 4) SHAREHOLDER PROPOSAL REGARDING OUR SHAREHOLDER RIGHTS PLAN

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278 has notified us that he intends to introduce the following resolution at the meeting:

"RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

We as shareholders voted in support of this topic:

Year	*Yes Vote*
2003	68%

This percentage is based upon yes and no votes cast. I believe this vote is more significant because of our directors' objection. The 32%, which voted with our directors' objection, equals only 24% of our stock outstanding. I believe that a significant part of this 24%-vote for our directors' objection could have come from insiders who owned 11% of our stock in 2003. I believe that a higher percentage of insiders cast ballots than shareholders in general and that insiders are more likely to vote according to our directors' objection.

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic and also proposals which are supported by a majority of votes cast (both points apply to Pep Boys). Institutional investors in general owned 77% of our stock in 2003.

This topic also won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder input if our Directors seriously believe they have a good reason.

Pills Entrench Current Management

Poison Pills entrench the current management, even when it's doing a poor job. Pills water down shareholders' votes and deprive them of a meaningful voice on corporate affairs.

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Morningstar.com*

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer of our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

A response by our directors, which could still allow our directors to give a poison pill with no shareholder vote, is not a substitute for this proposal.

Director Confidence in their Oversight

I believe that a Board of Directors, which supports this proposal topic, is sending a powerful signal of confidence in its own oversight skill and strategy.

Shareholder Input on Poison Pills
Yes on (Item 4)

PEP BOYS' STATEMENT IN OPPOSITION TO THE FOREGOING SHAREHOLDER PROPOSAL

The Board of Directors originally adopted our Shareholder Rights Plan in December 1987 and renewed and updated it in December 1997 to protect and maximize the value of every shareholder's investment in Pep Boys. In response to last year's and this year's shareholder proposals, the Board of Directors re-evaluated the Shareholders Right Plan and consulted with outside counsel before determining that the maintenance of the Shareholder Rights Plan remains in the best interest of our shareholders.

Our Shareholders Rights Plan is designed to strengthen the Board's ability, in the exercise of its fiduciary duties, to protect our shareholders against abusive takeover tactics and to ensure that each shareholder is treated fairly in any transaction involving a change in control of Pep Boys. The Shareholder Rights Plan does not prevent potential purchasers from making offers that would be in the best interest of our shareholders, nor is it a deterrent to a shareholder's initiation of a proxy contest. Instead, it encourages any potential purchaser to negotiate directly with the Board of Directors, who is in the best position to evaluate the adequacy and fairness of a proposed offer on behalf of all shareholders.

While the Board of Directors recognizes that, last year, shareholders voted in favor of the recommendation that Pep Boys should not adopt, maintain or extend any shareholder rights plan unless such adoption, maintenance or extension is submitted to a shareholder vote, the Board of Directors does not believe that such recommendation is in the best interest of all of its shareholders. Instead, submitting our Shareholder Rights Plan to a shareholder vote would allow potential purchasers to greatly influence the outcome of any such vote in a manner that would benefit the potential purchaser at the expense of other shareholders.

The Board of Directors is charged to consider and protect each and every one of its shareholders, not a select few. Pep Boys is proud of its long-standing commitment to our shareholders' best interests and corporate governance, demonstrated, by the fact that:

- all of our directors, except our Chief Executive Officer, are independent
- all committees of the Board of Directors consist solely of independent directors
- no director receives any compensation other than normal director fees
- all directors are subject to re-election annually

For the foregoing reasons, the Board of Directors continues to believe that the Shareholder Rights Plan is one of several initiatives that it has adopted to ensure that the best interests of all shareholders are protected and that our Shareholder Rights Plan should be retained.

**ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST"
THE FOREGOING SHAREHOLDER PROPOSAL**

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% Holders to file initial reports of ownership and reports of changes in ownership of Pep Boys Stock. Based solely upon a review of copies of such reports, we believe that during fiscal 2003, our directors, executive officers and 10% Holders complied with all applicable Section 16(a) filing requirements.

COST OF SOLICITATION OF PROXIES

The expense of the solicitation of the proxies, including the cost of preparing and distributing material, the handling and tabulation of proxies received and charges of brokerage houses and other institutions in forwarding such documents to beneficial owners, will be paid by us. In addition to the mailing of the proxy materials, solicitations may be made in person or by telephone by our directors, officers or employees or independent parties engaged to solicit proxies.

PROPOSALS OF SHAREHOLDERS

All proposals which any shareholder wishes to present at the next annual meeting and to have included in the next Board of Directors' proxy materials relating to that meeting must be received no later than December 24, 2004. Such proposals should be sent to:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

Our by-laws provide an alternative procedure for submitting shareholder proposals. While a shareholder proposal submitted in accordance with the following procedures may be presented at a meeting, such proposal is not required to be included in any Board of Directors' proxy materials relating to that meeting. In order to present an item of business at a shareholders' meeting, a shareholder's notice must be received by us not less than 50 nor more than 75 days prior to the date of the scheduled shareholders' meeting. If the public announcement of the holding of the shareholders' meeting was given less than 65 days prior to the date of such meeting, then a shareholder's notice received by us within ten days of the date of such public announcement will be considered timely. The shareholder's notice should be sent to:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

The shareholder's notice shall set forth all of the following information:

- the name and address of the shareholder
- a representation that the shareholder intends to appear in person or by proxy at the meeting
- a general description of each item of business proposed to be brought before the meeting

The presiding officer of the meeting may refuse to consider any business attempted to be brought before any shareholder meeting that does not comply with these procedures.

ANNUAL REPORT ON FORM 10-K

WE WILL PROVIDE, FREE OF CHARGE, UPON THE WRITTEN REQUEST OF ANY PERSON SOLICITED BY THE PROXY STATEMENT, A COPY OF OUR ANNUAL REPORT ON FORM 10-K (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR ITS MOST RECENT FISCAL YEAR. SUCH WRITTEN REQUEST SHOULD BE DIRECTED TO:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

EXHIBIT A

THE PEP BOYS—MANNY, MOE & JACK
ANNUAL INCENTIVE BONUS PLAN

(as amended and restated as of December 9, 2003)

The Pep Boys—Manny, Moe & Jack, a Pennsylvania corporation (the "Company"), established, effective January 29, 1989, an Annual Incentive Bonus Plan for the benefit of officers of the Company who were eligible to participate as provided therein. On March 31, 1992, March 30, 1994, March 31, 1995 and March 31, 1998, the Board of Directors of the Company (the "Board") amended the plan in numerous respects. By action of the Board on December 9, 2003, the plan was further amended to read in its entirety as hereinafter set forth (the "Plan").

1. *Purpose.* The Plan is intended to increase the profitability of the Company by giving employees of the Company holding positions at the levels of officer or director (such employees being hereinafter collectively referred to as the "Eligible Employees") a financial stake in the growth and profitability of the Company. The Plan has the further objective of enhancing the Company's compensation packages for Eligible Employees, thus enabling the Company to attract and retain officers and other key employees of the highest ability. The Plan is intended to provide Eligible Employees with incentive opportunities that: (a) provide compensation opportunities which are competitive with other companies of similar size and industry focus; (b) focus Eligible Employees' attention on the accomplishment of specific Company goals; and (c) recognize different levels and types of individual contributions by providing a portion of the incentive payout for the achievement of individual objectives. The Plan is intended to supplement, not replace, any other bonus paid by the Company to any of its Eligible Employees and is not intended to preclude the continuation of such arrangements or the adoption of additional bonus or incentive plans, programs or contracts.

2. *Definitions.*

(a) "*Applicable Performance Measures*" shall mean the Company Performance Measures and/or the Individual Performance Measures upon which a Participant's right to receive a Bonus is based.

(b) "*Award Period*" shall mean a measuring period of one Fiscal Year.

(c) "*Bonus*" shall mean a cash payment made by the Company to a Participant after an Award Period, based on performance against specific predetermined performance objectives for both the Company and the Participant, as calculated in accordance with the provisions of this Plan document.

(d) "*Bonus Level*" shall mean the level at which a Participant shall participate in the Plan as set forth in Paragraph 4(b) hereof.

(e) "*CEO*" shall mean the person elected to the office of Chief Executive Officer of the Company by the Board of Directors.

(f) "*Code*" shall mean the Internal Revenue Code of 1986, as amended.

(g) "*Compensation Committee*" shall mean the Compensation Committee of the Board. The Compensation Committee shall consist of two or more persons appointed by the Board, each of whom shall be an "outside director" as defined under Code section 162(m) and related Treasury regulations.

(h) "*Executive Officer*" shall mean an executive officer (within the meaning of the Securities Exchange Act of 1934, as amended) who is among the top five most highly compensated employees of the Company at the beginning of any Award Period.

(i) "*Fiscal Year*" shall mean the Fiscal Year of the Company which ends on the Saturday nearest January 31 in each year.

(j) "*Participant*" shall have the meaning set forth in Paragraph 4 hereof.

(k) "*President*" shall mean the person elected to the office of President, Chief Operating Officer or equivalent of the Company by the Board of Directors.

(l) "*Salary*" shall mean the base salary of a Participant for a Fiscal Year. For purposes of the foregoing, base salary shall include (i) amounts which the Participant elects to forego to provide benefits under a plan which satisfies the provisions of Section 401(k) or Section 125 of the Internal Revenue Code and (ii) amounts which the Participant elects to defer under a deferred compensation plan or program, other than an equity-based deferred compensation plan, adopted by the Company. Base salary shall not include any amount attributable to any bonus paid or accrued (including any bonus deferred under a deferred compensation plan or program adopted by the Company), whether or not pursuant to a plan or program.

3. *Administration, Amendment and Termination.*

(a) The Plan shall be administered by the Compensation Committee acting by a majority vote of its members. The Compensation Committee shall have the power and authority to take all actions and make all determinations which it deems necessary or desirable to effectuate, administer or interpret the Plan. The Company's adoption and continuation of the Plan is voluntary. The Compensation Committee shall have the power and authority to extend, amend, modify or terminate the Plan at any time; provided, however, that the Compensation Committee shall not have the power to amend or modify any provision of the Plan without stockholder approval in a manner that would affect the terms of the Plan applicable to Executive Officers, if stockholder approval would be required under Code section 162(m). The Compensation Committee's authority to extend, amend or modify the Plan shall include, without limitation, the right to change Award Periods, to determine the time or times of paying Bonuses, to establish and approve Company and individual performance goals and the relative weightings of the goals, and to establish such other measures as may be necessary to meet the objectives of the Plan. In particular, but without limitation of the foregoing, the Compensation Committee shall have the power and authority to make any amendments or modifications to the Plan which may be necessary for the Plan to maintain compliance with Section 162(m) of the Internal Revenue Code of 1986, as amended. An action to terminate or to substantively amend or modify the Plan shall become effective immediately upon its adoption or on such date as specified by the Compensation Committee, but not with respect to any Fiscal Year prior to the Fiscal Year in which the Compensation Committee so acts.

(b) All actions taken and all determinations made by the Compensation Committee in accordance with the power and authority conferred upon the Compensation Committee under Paragraph 3(a) above shall be final, binding and conclusive on all parties, including the Company and all Participants.

4. *Participants.*

(a) Each Eligible Employee shall be entitled to participate in the Plan for each Fiscal Year or portion thereof in which such employee holds a position at the level of officer or director of the Company (the "Participants", or individually, "Participant"), unless excluded from participation by the Compensation Committee or as provided by Paragraph 11 hereof. With respect to an individual who becomes an Eligible Employee during an Award Period, such individual shall become a Participant, unless excluded from participation by the Compensation Committee or as provided in Paragraph 11 hereof, and shall be eligible to receive an amount equal to the amount which would have been paid if the Participant had been an Eligible Employee for the entire Award Period, multiplied by a fraction, the numerator of which is the number of days during the Award Period that the Participant was an Eligible Employee of the Company and the denominator of which is the number of days in the Award Period.

(b) Each Participant shall participate in the Plan and earn Bonuses at one of five Bonus Levels, as set forth below:

Bonus Level	Participant Group
Tier I	CEO
Tier II	President
Tier III	Executive Vice Presidents
Tier IV	Senior Vice Presidents
Tier V	Vice Presidents

With respect to any Participant who was employed at more than one of the Bonus Levels during an Award Period, the total Bonus amount for such Award Period for which such Participant shall be eligible shall be the sum of prorated Bonus payments corresponding to the applicable Bonus Levels. Each such prorated Bonus payment shall equal the amount which would have been paid if the Participant had been an Eligible Employee at the applicable Bonus Level for the entire Award Period, multiplied by a fraction, the numerator of which is the number of days during the Award Period that the Participant was employed at such Bonus Level and the denominator of which is the number of days in the Award Period.

5. *Company Performance Measures.*

(a) Under the Plan, for each Award Period the Compensation Committee will establish minimum, target and maximum performance goals for the Company using one or more of the following business criteria (the "Company Performance Measures"): (1) return on total stockholder equity; (2) earnings per share of Common Stock; (3) net income (before or after taxes); (4) earnings before interest, taxes, depreciation and amortization; (5) sales or revenue targets; (6) return on assets, capital or investment; (7) cash flow: (8) market share; (9) cost reduction goals; (10) budget comparisons; (11) implementation or completion of projects or processes strategic or critical to the Corporation's business operations; (12) measures of customer satisfaction; and (13) any combination of, or a specified increase in, any of the foregoing. Such performance goals may be based upon the attainment of specified levels of the Corporation's performance under one or more of the measures described above relative to the performance of other entities and may also be based on the performance of any of the Corporation's business units or divisions or any parent or subsidiary. In addition, the Compensation Committee will establish relative weightings for the respective Company Performance Measures being used.

(b) To the extent applicable, the Compensation Committee, in determining whether and to what extent a Company Performance Measure has been achieved, shall use the information set forth in the Company's audited financial statements.

6. *Individual Performance Measures.* Under the Plan, for each Award Period the Company will establish individual or "small team" performance goals for each Participant (the "Individual Performance Measures"); provided, however, that Individual Performance Measures shall not apply to a Bonus designated as "qualified performance-based compensation" under Code section 162(m).

7. *Establishment of Plan Components.*

(a) During the first ninety (90) days of each Award Period, the Compensation Committee, after consultation with the CEO, will establish and approve the following components of the Plan for the Award Period: (i) the Participants; (ii) the minimum, target and maximum Company performance levels for each Company Performance Measure being used; (iii) the relative weightings of the respective Company Performance Measures being used; (iv) the target, minimum and maximum Bonus amounts (each expressed as a percentage of salary) at each Bonus Level; and (v) the percentages of the Bonus amounts at each of the Bonus Levels which are attributable to the Company's performance and the individual Participant's performance, respectively, during the Award Period. The Compensation Committee shall set forth the decisions reached on each of the items in this Paragraph 7(a) in its minutes.

(b) During the first ninety (90) days of each Award Period, the Company will prepare, and the Compensation Committee will review, approve and set forth in its minutes, the following information for the Award Period, as determined by the Compensation Committee: (i) the Bonus Levels; (ii) the Participants in each Bonus Level (classified by title of position held); (iii) the target Bonus amount for each Bonus Level (expressed as a percentage of salary); (iv) the percentages of the Bonus amounts at each of the Bonus Levels which are attributable to the Company's performance and the individual Participant's performance, respectively, during the Award Period; (v) the Company Performance Measures for the current Award Period; (vi) the relative weightings of each such Company Performance Measure; and (vii) the minimum, target and maximum performance levels for each such Company Performance Measure.

8. *Determination of Bonus.* Within sixty (60) days after the end of the Award Period, actual performance will be compared to the predetermined performance levels for both Company Performance Measures and Individual Performance Measures, and the resulting actual Bonus amounts for Participants will be reviewed by the CEO and

submitted to the Compensation Committee for final approval. Nothing in this Paragraph 8 shall be used to create any presumption that Bonuses under the Plan are the exclusive means of providing incentive compensation for Eligible Employees, it being expressly understood and agreed that the Compensation Committee has the authority to recommend to the Board of Directors payments to any of the Eligible Employees, in cash or otherwise, based on performance measures or otherwise, other than Bonuses under this Plan to Participants.

9. *Special Rules for Executive Officers*

(a) The maximum Bonus payable to an Executive Officer for any Fiscal Year shall not exceed three million dollars ($3,000,000).

(b) Notwithstanding anything to the contrary set forth in this Plan, the Compensation Committee shall establish the Applicable Performance Measures for Executive Officers no later than the *earliest* to occur of (i) the ninetieth (90th) day following the beginning of the Award Period or (ii) the date on which 25% of the Award Period has been completed, or (iii) such other date as may be required under applicable regulations under Code section 162(m). Such Applicable Performance Measures shall be set forth in the minutes of the Compensation Committee.

(c) Unless the Compensation Committee determines otherwise, any Bonus payable to an Executive Officer shall be based on Applicable Performance Measures that satisfy the requirements for "qualified performance-based compensation" under Code section 162(m), including the requirement that the achievement of the Applicable Performance Measures be substantially uncertain at the time they are established and that the Applicable Performance Measures be established in such a way that a third party with knowledge of the relevant facts could determine whether and to what extent the Applicable Performance Measures have been met. To the extent that any Bonus is designated as "qualified performance-based compensation" under Code section 162(m), no such Bonus may be made as an alternative to any other award that is not designated as "qualified performance based compensation" but instead must be separate and apart from all other awards made. To the extent a Bonus is designated as "qualified performance-based compensation," the Compensation Committee is authorized to reduce such Bonus for any Award Period based upon its assessment of personal performance or other factors, but may not increase the Bonus that would otherwise be payable to the Participant. In no event shall a reduction to one Participant's Bonus result in an increase to a Bonus designated as "qualified performance based compensation" under Code section 162(m).

(d) If a Bonus to which an Executive Officer may become entitled is designated as "qualified performance-based compensation" under Code section 162(m), the Compensation Committee shall certify in writing prior to payment of such Bonus that the Applicable Performance Measures were in fact achieved. Any such certification by the Compensation Committee shall be set forth in its minutes.

10. *Payment of Bonuses*. Bonuses shall be paid in cash or otherwise deferred by the Participant (as permitted by the Company) within ninety (90) days after the end of the Award Period to which such Bonus relates.

11. *Termination of Employment.*

If a Participant's employment with the Company has terminated during an Award Period, for any reason whatsoever, with or without cause, then the Participant may not receive a Bonus for such Award Period, except as otherwise provided in Paragraph 11(b) below or in a separate written agreement between the Company and the Participant.

(a) If during an Award Period, a Participant dies; becomes disabled; or retires on or after his Early Retirement Date (as defined in the Company's defined benefit pension plan), such Participant (or the Participant's designated beneficiary) shall be paid, within ninety (90) days after the end of the Award Period, an amount equal to the amount which would have been paid if the Participant had been employed by the Company throughout the entire Award Period, multiplied by a fraction, the numerator of which is the number of days during the Award Period that the Participant was employed by the Company and the denominator of which is the number of days in the Award Period.

12. *Assignment and Alienation of Benefits.*

(a) To the maximum extent permitted by law, a Participant's right or benefits under this Plan shall not be subject to anticipation, alienation, sale, assignment, pledge, encumbrance or charge, and any attempt to anticipate, alienate, sell, assign, pledge, encumber or charge the same shall be void. No right or benefit hereunder shall in any manner be liable for or subject to the debts, contracts, liabilities or torts of the person entitled to such benefit.

(b) If any Participant becomes bankrupt or attempts to anticipate, alienate, sell, assign, pledge, encumber, or charge any rights to a benefit hereunder, then such right or benefit, in the discretion of the Compensation Committee, may be terminated. In such event, the Company may hold or apply the same or any part thereof for the benefit of the Participant, his or her spouse, children or dependents, or any of them, in such manner and portion as the Compensation Committee may deem proper.

13. *Miscellaneous.*

(a) The establishment of this Plan shall not be construed as granting any Participant the right to remain in the employ of the Company, nor shall this Plan be construed as limiting the right of the Company to discharge a Participant from employment at any time for any reason whatsoever, with or without cause.

(b) The Company may withhold from any amounts payable under the Plan such Federal, state or local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(c) Notwithstanding any provision of the Plan to the contrary, Bonuses to Executive Officers, if made, will be made contingent upon, and subject to, stockholder approval of the Plan at the 2004 Annual Stockholders' Meeting.

(d) It is the intent of the Company that the Plan and any Bonuses made under the Plan to Executive Officers comply with the applicable provisions of Code section 162(m). To the extent that any legal requirement of Code section 162(m) as set forth in the Plan ceases to be required under Code section 162(m), that Plan provision shall cease to apply.

(e) The paragraph headings in this Plan are for convenience only; they form no part of the Plan and shall not affect its interpretation.

(f) This Plan shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

As adopted by the Board on
December 9, 2003.

THE PEP BOYS—MANNY, MOE & JACK

By: /s/ Lawrence N. Stevenson
Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended January 31, 2004

OR

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ______ to ______

Commission file number 1-3381

The Pep Boys—Manny, Moe & Jack

(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	**23-0962915** (I.R.S. employer identification no.)
3111 West Allegheny Avenue, Philadelphia, PA (Address of principal executive office)	**19132** (Zip code)

215-430-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 par value	**New York Stock Exchange**
Common Stock Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by checkmark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act) Yes ☒ No ☐

As of the close of business on August 1, 2003, the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $767,656,038.

As of April 3, 2004, there were 57,725,962 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the Company's fiscal year, for the Company's Annual Meeting of Shareholders presently scheduled to be held on June 2, 2004 are incorporated by reference into Part III of this Form 10-K.

PART I

ITEM 1 BUSINESS

GENERAL

The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") is a leading automotive retail and service chain. The Company operates in one industry, the automotive aftermarket. The Company is engaged principally in the retail sale of automotive parts, tires and accessories, automotive repairs and maintenance and the installation of parts. The Company's primary operating unit is its SUPERCENTER format. As of January 31, 2004, the Company operated 595 stores consisting of 584 SUPERCENTERS and one SERVICE & TIRE CENTER, having an aggregate of 6,181 service bays, as well as 10 non-service/non-tire format PEP BOYS EXPRESS stores. The Company operates approximately 12,207,000 gross square feet of retail space, including service bays. The SUPERCENTERS average approximately 20,700 square feet and the 10 PEP BOYS EXPRESS stores average approximately 9,700 square feet. The Company believes that its unique SUPERCENTER format offers the broadest capabilities in the industry and positions the Company to gain market share and increase its profitability by serving "do-it-yourself" (retail) and "do-it-for-me" (service labor, installed merchandise and tires) customers with the highest quality merchandise and service offerings.

As of January 31, 2004 the Company operated its stores in 36 states and Puerto Rico. The following table indicates, by state, the number of stores of the Company had in operation at the end of fiscal 2001, 2002 and 2003 and the number of stores opened and closed by the Company during each of the last three fiscal years:

NUMBER OF STORES AT END OF FISCAL YEARS 2000 THROUGH 2003

State	2000 Year End	Opened	Closed	2001 Year End	Opened	Closed	2002 Year End	Opened	Closed	2003 Year End
Alabama	1	—	—	1	—	—	1	—	—	1
Arizona	23	—	—	23	—	—	23	—	1	22
Arkansas	1	—	—	1	—	—	1	—	—	1
California	135	—	—	135	—	1	134	—	12	122
Colorado	8	—	—	8	—	—	8	—	—	8
Connecticut	8	—	—	8	—	—	8	—	—	8
Delaware	6	—	—	6	—	—	6	—	—	6
Florida	47	—	—	47	—	—	47	—	4	43
Georgia	26	—	—	26	—	—	26	—	1	25
Illinois	24	—	—	24	—	—	24	—	1	23
Indiana	9	—	—	9	—	—	9	—	—	9
Kansas	2	—	—	2	—	—	2	—	—	2
Kentucky	4	—	—	4	—	—	4	—	—	4
Louisiana	10	—	—	10	—	—	10	—	—	10
Maine	1	—	—	1	—	—	1	—	—	1
Maryland	19	—	—	19	—	—	19	—	—	19
Massachusetts	8	—	—	8	—	—	8	—	1	7
Michigan	7	—	—	7	—	—	7	—	—	7
Minnesota	3	—	—	3	—	—	3	—	—	3
Missouri	1	—	—	1	—	—	1	—	—	1
Nevada	12	—	—	12	—	—	12	—	—	12
New Hampshire	4	—	—	4	—	—	4	—	—	4
New Jersey	28	—	—	28	1	—	29	—	1	28
New Mexico	8	—	—	8	—	—	8	—	—	8
New York	29	1	—	30	1	—	31	—	2	29
North Carolina	11	—	—	11	—	—	11	—	1	10
Ohio	13	—	—	13	—	—	13	—	1	12
Oklahoma	6	—	—	6	—	—	6	—	—	6
Pennsylvania	46	—	1	45	—	—	45	—	3	42
Puerto Rico	27	—	—	27	—	—	27	—	—	27
Rhode Island	3	—	—	3	—	—	3	—	—	3
South Carolina	6	—	—	6	—	—	6	—	—	6
Tennessee	7	—	—	7	—	—	7	—	—	7
Texas	60	—	—	60	—	—	60	—	5	55
Utah	6	—	—	6	—	—	6	—	—	6
Virginia	17	—	—	17	—	—	17	—	1	16
Washington	2	—	—	2	—	—	2	—	—	2
Total	628	1	1	628	2	1	629	—	34	595

DEVELOPMENT

The Company's primary focus in fiscal 2003 was improving the performance of its existing stores. As a result, the Company closed 33 under-performing stores on July 31, 2003. The Company believes this action will strengthen the remaining stores by allowing it to focus its energies and resources toward the more profitable stores.

In fiscal 2004, the Company plans to continue to focus much of its energy on improving the performance of its existing stores. The Company anticipates spending approximately $55,815,000 in connection with maintaining and improving its stores. During fiscal 2004, the Company will begin its store redesign plan on a market-by-market basis in order to better link its retail and service businesses, to promote cross-selling and improve the overall customer experience. This redesign plan is expected to be completed by the end of fiscal 2007. The Company expects to fund the redesign plan from net cash generated from operating activities, its existing line of credit and a portion of the proceeds from its March 24, 2004 sale of 4,646,464 shares of common stock.

PRODUCTS AND SERVICES

Each Pep Boys SUPERCENTER and PEP BOYS EXPRESS store carries a similar product line, with variations based on the number and type of cars registered in the markets where the store is located. A full complement of inventory at a typical SUPERCENTER includes an average of approximately 23,000 items (approximately 22,000 items at a PEP BOYS EXPRESS store). The Company's automotive product line includes: tires (not stocked at PEP BOYS EXPRESS stores); batteries; new and remanufactured parts for domestic and import vehicles; chemicals and maintenance items; fashion, electronic, and performance accessories; personal transportation merchandise; and garage and repair shop merchandise.

In addition to offering a wide variety of high quality name brand products, the Company sells an array of high quality products under various private label names. The Company sells tires under the names CORNELL® and FUTURA®; and batteries under the name PROSTART®. The Company also sells wheel covers under the name FUTURA®; water pumps and cooling system parts under the name PROCOOL®; air filters, anti-freeze, chemicals, cv axles, lubricants, oil, oil filters, oil treatments, transmission fluids and wiper blades under the name PROLINE®; shock absorbers under the name PRO RYDER®; alternators, battery booster packs and starters under the name PROSTART®; power steering hoses and power steering pumps under the name PROSTEER™; brakes under the name PROSTOP®; temperature gauges under the name PROTEMP®; and paints under the name VARSITY®. All products sold by the Company under various private label names accounted for approximately 33% of the Company's merchandise sales in fiscal 2003 and 2002 and approximately 34% in fiscal 2001. Revenues from the sale of tires accounted for approximately 16% of the Company's total revenues in fiscal years 2003 and 2002 and 17% in fiscal 2001. No other class of products accounted for as much as 10% of the Company's total revenues.

The Company has service bays in 585 of its 595 locations. While each service department has the ability to perform virtually all types of automotive service (except body work), the Company is in the process of sharpening its focus on the most profitable maintenance services. Revenues from maintaining or repairing automobiles and installing products (exclusive of the product) accounted for approximately 19.0%, 19.1% and 19.1% of the Company's total revenues from continuing operations in fiscal years 2003, 2002 and 2001, respectively.

The Company's commercial automotive parts delivery program, branded PEP EXPRESS PARTS®, is designed to increase the Company's market share with the professional installer and to leverage its inventory investment. The program satisfies the installed merchandise customer by taking advantage of the breadth and quality of its parts inventory as well as its experience supplying its own service bays and mechanics. As of January 31, 2004, 484, or approximately 81%, of the Company's stores provide commercial parts delivery.

The Company has a point-of-sale system in all of its stores which gathers sales and gross profit data by stock-keeping unit from each store on a daily basis. This information is then used by the Company to help formulate its pricing, marketing and merchandising strategies. The Company has an electronic parts catalog and an electronic commercial invoicing system in all of its stores. The Company has an electronic work order system in all of its service centers. This system creates a service history for each vehicle, provides customers with a comprehensive sales document and enables the Company to maintain a service customer database.

The Company primarily uses an "Everyday Low Price" (EDLP) strategy in establishing its selling prices. Management believes that EDLP provides better value to its customers on a day-to-day basis, helps level customer demand and allows more efficient management of inventories. On a weekly basis, the Company employs a promotional pricing strategy on select items to drive increased customer traffic.

The Company uses various forms of advertising to promote its category-dominant product offering, its state-of-the-art service and repair capabilities and its commitment to customer service and satisfaction. The Company is committed to an effective promotional schedule with a weekly circular program, extra-effort promotions supported by ROP (Run of Paper) and radio and television advertising during highly seasonal times of the year and various in-store promotions. The Company uses a substantial amount of vendor co-op funds in support of its advertising program.

In fiscal 2003, approximately 47% of the Company's total revenues were cash transactions (including personal checks) with the remainder being credit and debit card transactions and commercial credit accounts.

The Company does not experience significant seasonal fluctuation in the generation of its revenues.

STORE OPERATIONS AND MANAGEMENT

All Pep Boys stores are open seven days a week. Each SUPERCENTER generally has a manager, a service manager and one or more assistant managers. Each PEP BOYS EXPRESS store has a manager and one or more assistant managers. Stores with the PEP EXPRESS PARTS program have a commercial sales manager in addition to the management previously mentioned. A store manager's average length of service with the Company is approximately eight years.

The Company coordinates the operation and merchandising of each store through a network of area directors. The area directors report to the Company's one of six divisional Vice Presidents, each of who reports to the Company's Senior Vice President—Store Operations, who reports to the Company's Chief Executive Officer. Supervision and control over the individual stores are facilitated by means of the Company's computer system, operational handbooks and regular visits to the individual stores by the divisional Vice Presidents, area directors and loss prevention personnel.

All of the Company's advertising, accounting, purchasing, management information systems, and most of its administrative functions are conducted at its corporate headquarters in Philadelphia, Pennsylvania. Certain administrative functions for the Company's western, southwestern, southeastern, mid-western and Puerto Rican operations are performed at various regional offices of the Company. See "Properties."

INVENTORY CONTROL AND DISTRIBUTION

Most of the Company's merchandise is distributed to its stores from its warehouses primarily by dedicated and contract carriers. Target levels of inventory for each product have been established for each of the Company's warehouses and stores and are based upon prior shipment history, sales trends and seasonal demand. Inventory on hand is compared to the target levels on a weekly basis at each warehouse. If the inventory on hand at a warehouse is below the target levels, the Company's buyers order merchandise from its suppliers.

Each Pep Boys' store has an automatic inventory replenishment system that automatically orders additional inventory when a store's inventory on hand falls below the target level. In addition, the Company's centralized buying system, coupled with continued advancement in its warehouse and distribution systems, has enhanced the Company's ability to control its inventory.

SUPPLIERS

During fiscal 2003, the Company's ten largest suppliers accounted for approximately 42% of the merchandise purchased by the Company. No single supplier accounted for more than 18% of the Company's purchases. The Company has no long-term contracts under which the Company is required to purchase merchandise. Management believes that the relationships the Company has established with its suppliers are generally good.

In the past, the Company has not experienced difficulty in obtaining satisfactory sources of supply and believes that adequate alternative sources of supply exist, at substantially similar cost, for virtually all types of merchandise sold in its stores.

COMPETITION

The business of the Company is highly competitive. The Company encounters competition from nationwide and regional chains and from local independent merchants. The Company's competitors include general, full range, discount or traditional department stores which carry automotive parts and accessories and/or have automotive service centers, as well as specialized automotive retailers similar to the Company. Generally, the specialized automotive retailers focus on either the "do-it-yourself" or "do-it-for-me" areas of the business. The Company believes that its operation in both the "do-it-yourself" and "do-it-for-me" areas of the business positively differentiates it from most of its competitors. However, certain competitors are larger in terms of sales volume, store size, and/or number of stores. Therefore, these competitors have access to greater capital and management resources and have been operating longer in particular geographic areas than the Company.

Although the Company's competition varies by geographic area, the Company believes that it generally has a favorable competitive position in terms of depth and breadth of product line, price, quality of personnel and customer service.

The Company believes that the warranty policies in connection with the higher priced items it sells, such as tires, batteries, brake linings and other major automotive parts and accessories, are comparable or superior to those of its competitors.

REGULATION

The Company is subject to various federal, state and local laws and governmental regulations relating to the operation of our business, including those governing the handling, storage and disposal of hazardous substances contained in the products we sell and use in our service bays, the recycling of batteries, tires and used lubricants, and the ownership and operation of real property.

EMPLOYEES

At January 31, 2004, the Company employed 21,331 persons as follows:

Description	Full-time Numbers	%	Part-time Numbers	%	Total Numbers	%
Store Sales	6,049	43.8	5,293	70.5	11,342	53.2
Store Service	6,014	43.5	2,060	27.4	8,074	37.8
STORE TOTAL	12,063	87.3	7,353	97.9	19,416	91.0
Warehouses	717	5.2	140	1.9	857	4.0
Offices	1,039	7.5	19	0.2	1,058	5.0
TOTAL EMPLOYEES	13,819	100.0	7,512	100.0	21,331	100.0

The Company had no union employees as of January 31, 2004. At the end of fiscal 2002, the Company employed approximately 14,582 full-time and 7,123 part-time employees.

RISK FACTORS

Our business faces significant risks. The risks described below may not be the only risks we face. If any of the events or circumstances described as risks below actually occurs, our business, results of operations or financial condition could be materially and adversely affected.

Risks Related to Pep Boys

If we are unable to generate sufficient cash flows from our operations, our liquidity will suffer and we may be unable to satisfy our obligations.

We require significant capital to fund our business. While we believe we have the ability to sufficiently fund our planned operations and capital expenditures for the balance of fiscal 2004, circumstances could arise that would materially affect our liquidity. For example, cash flows from our operations could be affected by changes in consumer spending habits or the failure to maintain favorable vendor payment terms or our inability to successfully implement sales growth initiatives. We may be unsuccessful in securing alternative financing when needed, on terms that we consider acceptable, or at all.

The degree to which we are leveraged could have important consequences to your investment in our securities, including the following risks:

- our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired in the future;
- a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our debt, thereby reducing the funds available for other purposes;
- our failure to comply with the financial and other restrictive covenants governing our debt, which, among other things, require us to maintain financial ratios and limit our ability to incur additional debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or our prospects; and
- if we are substantially more leveraged than some of our competitors, we might be at a competitive disadvantage to those competitors that have lower debt service obligations and significantly greater operating and financial flexibility than we do.

We depend on our relationships with our vendors and a disruption of these relationships or of our vendors' operations could have a material adverse effect on our business and results of operations.

Our business depends on developing and maintaining productive relationships with our vendors. Many factors outside our control may harm these relationships. For example, financial difficulties that some of our vendors may face may increase the cost of the products we purchase from them. In addition, our failure to promptly pay, or order sufficient quantities of inventory from, our vendors may increase the cost of products we purchase or may lead to vendors refusing to sell products to us at all. The recent trend towards consolidation among automotive parts suppliers may also disrupt our relationship with some vendors. To enhance our supply of top-quality, competitively-priced tires and batteries, we have selected a primary vendor who supplies over 90% of our needs in each of these two product categories. A disruption of our vendor relationships or a disruption in our vendors' operations could have a material adverse effect on our business and results of operations.

We depend on our senior management team and our other personnel, and we face substantial competition for qualified personnel.

Our success depends on the efforts of our senior management team. Our continued success will also depend upon our ability to retain existing, and attract additional, qualified field personnel to meet our needs. We face substantial competition, both from within and outside of the automotive aftermarket to retain and attract qualified personnel. In addition, we believe that the number of qualified automotive service technicians in the industry is generally insufficient to meet demand.

We are subject to environmental laws and may be subject to environmental liabilities that could have a material adverse effect on us in the future.

We are subject to various federal, state and local laws and governmental regulations relating to the operation of our business, including those governing the handling, storage and disposal of hazardous substances contained in the products we sell and use in our service bays, the recycling of batteries, tires and used lubricants, and the ownership and operation of real property. As a result of investigations undertaken in connection with a number of our store acquisitions and financings, we are aware that soil or groundwater may be contaminated at some of our properties. Any failure by us to comply with environmental laws and regulations could have a material adverse effect on us.

We are developing a new point-of-sale information system that is currently behind schedule, and further delays in its introduction could lead to increased demands on capital and a competitive disadvantage relative to our competitors.

We began developing in November 2001 a fully integrated point-of-sale information system for all of our stores that we believe will improve our stores' operating efficiency and product sourcing. In the fourth quarter of 2003, due to concerns about the ability of the base software's architecture to support a chain-wide roll-out, we decided to identify an alternative base software as the basis for our customized system. Consequently, despite the fact that we expect to utilize a portion of the assets developed to date, the roll-out of the new system has been delayed and we took a $13.2 million impairment charge against a portion of the system's assets. In addition to the increased demand on capital caused by the difficulties in the development and introduction of our new point-of-sale system, further delays in its introduction could lead to a competitive disadvantage relative to our competitors.

Risks Related to Our Industry

Our industry is highly competitive, and price competition in some categories of the automotive aftermarket or a loss of trust in our participation in the "do-it-for-me" market, could cause a material decline in our revenues and earnings.

The automotive aftermarket retail and service industry is highly competitive and subjects us to a wide variety of competitors. We compete primarily with the following types of businesses in each category of the automotive aftermarket:

Do-It-Yourself

Retail

- automotive parts and accessories stores;
- automobile dealers that supply manufacturer replacement parts and accessories; and
- mass merchandisers and wholesale clubs that sell automotive products.

Do-It-For-Me

Service Labor and Installed Merchandise

- regional and local full service automotive repair shops;
- automobile dealers that provide repair and maintenance services;
- national and regional (including franchised) tire retailers that provide additional automotive repair and maintenance services; and
- national and regional (including franchised) specialized automotive (such as exhaust, brake and transmission) repair facilities that provide additional automotive repair and maintenance services.

Tire Sales

- national and regional (including franchised) tire retailers; and
- mass merchandisers and wholesale clubs that sell tires.

A number of our competitors have more financial resources, are more geographically diverse or have better name recognition than us, which might place us at a competitive disadvantage to those competitors. Because we seek to offer competitive prices, if our competitors reduce their prices we may be forced to reduce our prices, which could cause a material decline in our revenues and earnings and hinder our ability to service our debt.

With respect to the service labor category, the majority of consumers are unfamiliar with their vehicle's mechanical operation and, as a result, often select a service provider based on trust. Potential occurrences of negative publicity associated with the Pep Boys brand, the products we sell or installation or repairs performed in our service bays, whether or not factually accurate, could cause consumers to lose confidence in our products and services in the short or long term, and cause them to choose our competitors for their automotive service needs.

Vehicle miles driven may decrease, resulting in a decline of our revenues and negatively affecting our results of operations.

Our industry depends on the number of vehicle miles driven. Factors that may cause the number of vehicle miles and our revenues and our results of operations to decrease include:

- the weather—as vehicle maintenance may be deferred during periods of inclement weather;
- the economy—as during periods of poor economic conditions, customers may defer vehicle maintenance or repair, and during periods of good economic conditions, consumers may opt to purchase new vehicles rather than service the vehicles they currently own and replace worn or damaged parts;
- gas prices—as increases in gas prices may deter consumers from using their vehicles; and
- travel patterns—as changes in travel patterns may cause consumers to rely more heavily on train and airplane transportation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein including in Item 1 "Business" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. The words "guidance," "expects," "anticipates," "estimates," "forecasts" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements include management's expectations regarding future financial performance, automotive aftermarket trends, levels of competition, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and litigation. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. Our actual results may differ materially from the results discussed in the forward-looking statements due to factors beyond our control, including the strength of the national and regional economies, retail and commercial consumers' ability to spend, the health of the various sectors of the automotive aftermarket, the weather in geographical regions with a high concentration of our stores, competitive pricing, the location and number of competitors' stores, product and labor costs and the additional factors described in our filings with the Commission. We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

SEC REPORTING

We electronically file certain documents with, or furnish such documents to, the Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, along with any related amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. From time-to-time, we may also file registration and related statements pertaining to equity or debt offerings. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. You may obtain information regarding the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file or furnish documents electronically with the SEC.

We provide free electronic access to our annual, quarterly and current reports (and all amendments to these reports) on our Internet website, www.pepboys.com. These reports are available on our website as soon as reasonably practicable after we electronically file or furnish such materials with or to the SEC. Information on our website does not constitute part of this Annual Report. You may also contact our investor relations department at 215-430-9720 for copies of these reports free of charge.

The Company's Code of Ethics, the Board of Directors Code of Conduct and the charters of our audit, compensation and nominating and governance committees may be found under the About Pep Boys—Corporate Governance section of our website. A copy of the corporate governance materials is available upon written request.

EXECUTIVE OFFICERS OF THE COMPANY

The following table indicates the names, ages and tenure with the Company and positions (together with the year of election to such positions) of the executive officers of the Company:

Name	Age	Tenure with Company	Position with the Company and Date of Election to Position
Lawrence N. Stevenson	47	8 months	Chief Executive Officer since May 2003
George Babich, Jr.	52	7 years	President since March 2002; Chief Financial Officer since March 2000
Harold L. Smith	53	5 months	Executive Vice President—Merchandising & Marketing since August 2003
Don L. Casey	52	3 years	Senior Vice President—Supply Chain & Logistics since July 2000
Mark L. Page	47	28 years	Senior Vice President—Store Operations since March 1993
Harry F. Yanowitz	37	7 months	Senior Vice President—Strategy & Business Development since June 2003
Bernard K. McElroy	52	23 years	Vice President—Chief Accounting Officer & Treasurer since April 2003

Lawrence N. Stevenson, Chief Executive Officer, joined Pep Boys in May 2003 after having most recently served as the CEO of Chapters, Canada's largest book retailer. Prior to his seven years at Chapters, Mr. Stevenson spent nine years with Bain & Company, which included serving as the Managing Director of their Canadian operation.

George Babich, Jr. has been President and Chief Financial Officer since March 16, 2002. From March 2001 until March 2002, Mr. Babich served as Executive Vice President and Chief Financial Officer. From March 2000 until March 2001, Mr. Babich served as Senior Vice President—Finance and Chief Financial Officer. From September 1996 through March 2000, Mr. Babich served as Vice President—Finance.

Harold L. Smith, Executive Vice President—Merchandising & Marketing, joined the Company in August 2003 after most recently serving in such capacity for CSK Auto. Prior to CSK Auto, Mr. Smith held various merchandising positions with companies such as Bass Pro Shops and The Home Depot.

Don L. Casey, rejoined the Company as Senior Vice President—Supply Chain & Logistics in July 2000. From June 1999 through June 2000, Mr. Casey was Vice President of Purchasing and Supply Chain for Discount Auto Parts, Inc. From February 1987 through May 1999, Mr. Casey served the Company in various merchandising positions of increasing seniority.

Mark L. Page has been Senior Vice President—Store Operations since March 1993. Since June 1975, Mr. Page has served the Company in various store operations positions of increasing seniority.

Harry F. Yanowitz, Senior Vice President—Strategy & Business Development, joined the Company in June 2003 after having most recently served as Managing Director of Sherpa Investments, a private investment firm. Previously, he was President of Chapters during Mr. Stevenson's tenure. Prior to joining Chapters, Mr. Yanowitz was a consultant with Bain & Company.

Bernard K. McElroy has been Vice President—Chief Accounting Officer & Treasurer since April 2003. Since May 1980, Mr. McElroy has served the Company in various financial positions of increasing seniority.

Each of the officers serves at the pleasure of the Board of Directors of the Company.

ITEM 2 PROPERTIES

The Company owns its five-story, approximately 300,000 square foot corporate headquarters in Philadelphia, Pennsylvania. The Company also owns the following administrative regional offices—approximately 4,000 square feet of space in each of Melrose Park, Illinois and Bayamon, Puerto Rico. In addition, the Company leases approximately 4,000 square feet of space for administrative regional offices in each of Decatur, Georgia and Richardson, Texas. The Company owns a three-story, approximately 60,000 square foot structure in Los Angeles, California in which it occupies 7,200 square feet and sublets the remaining square footage to tenants.

Of the 595 store locations operated by the Company at January 31, 2004, 326 are owned and 269 are leased.

The following table sets forth certain information regarding the owned and leased warehouse space utilized by the Company for its 595 store locations at January 31, 2004:

Warehouse Location	Products Warehoused	Square Footage	Owned or Leased	Stores Serviced	States Serviced
Los Angeles, CA	All except tires	216,000	Owned	151	AZ, CA, NM, NV, UT, WA
Los Angeles, CA	Tires/parts	73,000	Leased	151	AZ, CA, NM, NV, UT, WA
Los Angeles, CA	All except tires	137,000	Leased	151	AZ, CA, NM, NV, UT, WA
Atlanta, GA	All	392,000	Owned	133	AL, FL, GA, LA, NC, PR, SC, TN, VA
Mesquite, TX	All	244,000	Owned	91	AR, AZ, CO, LA, NM, OK, TX
Plainfield, IN	All	403,000	Leased	78	IL, IN, KS, KY, MI, MN, MO, OH, OK, PA, TN, VA
Chester, NY	All	400,400	Leased	142	CT, DE, MA, MD, ME, NH, NJ, NY, PA, RI, VA
Total		1,865,400			

The Company plans to expand the square footage at its Chester, New York distribution center from 400,400 square feet to 600,000 square feet. In 2004, the Company began leasing a 70,000 square foot warehouse in Indianapolis that will be used to store some of the import merchandise items. The Company anticipates that its existing and future warehouse space and its access to outside storage will accommodate inventory necessary to support future store expansion and any increase in stock-keeping units through the end of fiscal 2004.

ITEM 3 LEGAL PROCEEDINGS

In the third quarter, the Company reached an agreement, through binding arbitration, to settle the consolidated action entitled "Dubrow et al vs. The Pep Boys—Manny Moe & Jack". The two consolidated actions, originally filed on March 29, 2000 and July 25, 2000 in the California Superior Court in Orange County, involved former and current store management employees who claimed that they were improperly classified as exempt from the overtime provisions of California law and sought to be compensated for all overtime hours worked. The settlement was paid by the Company in the first quarter of fiscal 2004.

An action entitled "Tomas Diaz Rodriguez; Energy Tech Corporation v. Pep Boys Corporation; Manny, Moe & Jack Corp. Puerto Rico, Inc. d/b/a Pep Boys" was previously instituted against the Company in the Court of First Instance of Puerto Rico, Bayamon Superior Division on March 15, 2002. The action was subsequently removed to, and is currently pending in, the United States District Court for the District of Puerto Rico. Plaintiffs are distributors of a product that claims to improve gas mileage. The plaintiffs alleged that the Company entered into an agreement with them to act as the exclusive retailer of the product in Puerto Rico that was breached when the Company determined to stop selling the product. On March 29, 2004, the Company's motion for summary judgment was granted and the case was dismissed. The plaintiff has until April 28, 2004 to appeal.

The Company is also party to various other actions and claims, including purported class actions, arising in the normal course of business. The Company believes that amounts accrued for awards or assessments in connection with the foregoing matters are adequate and that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of the fiscal year ended January 31, 2004.

PART II

ITEM 5 MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of The Pep Boys—Manny, Moe & Jack is listed on the New York Stock Exchange under the symbol "PBY". There were 7,209 registered shareholders as of March 18, 2004. The following table sets forth for the periods listed, the high and low sale prices and the cash dividends paid on the Company's common stock.

MARKET PRICE PER SHARE

	Market Price Per Share		Cash Dividends
Fiscal year ended January 31, 2004	High	Low	Per Share
First Quarter	$10.69	$ 6.00	$0.0675
Second Quarter	15.90	8.54	0.0675
Third Quarter	19.94	14.05	0.0675
Fourth Quarter	23.99	18.53	0.0675
Fiscal year ended February 1, 2003			
First Quarter	$19.38	$13.55	$0.0675
Second Quarter	19.04	10.75	0.0675
Third Quarter	15.23	8.75	0.0675
Fourth Quarter	12.64	10.06	0.0675

It is the present intention of the Company's Board of Directors to continue to pay regular quarterly cash dividends; however, the declaration and payment of future dividends will be determined by the Board of Directors in its sole discretion and will depend upon the earnings, financial condition and capital needs of the Company and other factors which the Board of Directors deems relevant.

EQUITY COMPENSATION PLANS

The following table sets forth the Company's shares authorized for issuance under its equity compensation plans at January 31, 2004:

	Equity compensation plans approved by shareholders	Equity compensation plans not approved by shareholders	Total
Number of securities to be issued upon exercise of outstanding options	6,736,070	174,540[1]	6,910,610
Weighted average exercise price of outstanding options	$ 16.51	$ 8.70	$ 16.31
Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in top row)	1,504,004	—	1,504,004

[1] Inducement options granted to the current CEO in connection with his hire.

ITEM 6 SELECTED FINANCIAL DATA

The following tables set forth the selected financial data for the Company and should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.

(dollar amounts are in thousands except per share amounts)

Year ended	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000
STATEMENT OF OPERATIONS DATA					
Merchandise sales	$ 1,728,386	$ 1,697,628	$ 1,707,190	$ 1,891,046	$ 1,887,771
Service revenue	405,884	400,149	403,505	444,233	424,717
Total revenues	2,134,270	2,097,777	2,110,695	2,335,279	2,312,488
Gross profit from merchandise sales	490,239[1]	514,490[2]	500,037[3]	436,033[4]	520,228
Gross profit from service revenue	96,504[1]	102,056[2]	101,053[3]	78,243[4]	82,295
Total gross profit	586,743[1]	616,546[2]	601,090[3]	514,276[4]	602,523
Selling, general and administrative expenses	569,834[1]	504,163[2]	497,798[3]	542,048[4]	512,434
Operating profit (loss)	16,909[1]	112,383[2]	103,292[3]	(27,772)[4]	90,089
Non-operating income	3,339	3,097	4,623	7,314	2,327
Interest expense	38,255	47,237	53,709	59,718	51,557
(Loss) earnings from continuing operations before income taxes and cumulative effect of change in accounting principle	(18,007)[1]	68,243[2]	54,206[3]	(80,176)[4]	40,859
Net (loss) earnings from continuing operations before cumulative effect of change in accounting principle	(11,399)[1]	42,992[2]	34,693[3]	(50,929)[4]	26,625
(Loss) earnings from discontinued operations, net of tax	(18,263)	808	642	(165)	2,678
Cumulative effect of change in accounting principle, net of tax	(2,484)	—	—	—	—
Net (loss) earnings	(32,146)[1]	43,800[2]	35,335[3]	(51,094)[4]	29,303
BALANCE SHEET DATA					
Working capital	$ 76,227	$ 130,680	$ 115,201	$ 122,741	$ 185,206
Current ratio	1.10 to 1	1.24 to 1	1.21 to 1	1.22 to 1	1.35 to 1
Merchandise inventories	$ 553,562	$ 488,882	$ 519,473	$ 547,735	$ 582,898
Property and equipment-net	986,186	1,030,486	1,058,842	1,134,164	1,273,446
Total assets	1,841,023	1,799,910	1,806,135	1,898,084	2,064,948
Long-term debt (includes all convertible debt)	408,016	525,577	544,418	654,194	784,024
Total stockholders' equity	615,594	649,992	617,790	594,766	658,284
DATA PER COMMON SHARE					
Basic (loss) earnings from continuing operations before cumulative effect of change in accounting principle	$ (.22)[1]	$ .83[2]	$ .68[3]	$ (1.00)[4]	$ .53
Basic (loss) earnings	(.62)[1]	.85[2]	.69[3]	(1.00)[4]	.58
Diluted (loss) earnings from continuing operations before cumulative effect of change in accounting principle	(.22)[1]	.80[2]	.67[3]	(1.00)[4]	.53
Diluted net (loss) earnings	(.62)[1]	.82[2]	.68[3]	(1.00)[4]	.58
Cash dividends	.27	.27	.27	.27	.27
Stockholders' equity	11.66	12.59	12.01	11.60	12.91
Common share price range:					
high	23.99	19.38	18.48	7.69	21.63
low	6.00	8.75	4.40	3.31	7.13
OTHER STATISTICS					
Return on average stockholders' equity	(5.1)%	6.9%	5.8%	(8.2)%	4.0%
Common shares issued and outstanding	52,787,148	51,644,578	51,430,861	51,260,663	50,994,099
Capital expenditures	$ 43,262	$ 43,911	$ 25,375	$ 57,336	$ 104,446
Number of retail outlets	595	629	628	628	662
Number of service bays	6,181	6,527	6,507	6,498	6,895

1 Includes pretax charges of $89,730 related to corporate restructuring and other one-time events of which $30,058 reduced gross profit from merchandise sales, $3,278 reduced gross profit from service revenue and $56,394 was included in selling, general and administrative expenses.

2 Includes pretax charges of $2,529 related to the Profit Enhancement Plan of which $2,014 reduced the gross profit from merchandise sales, $491 reduced gross profit from service revenue and $24 was included in selling, general and administrative expenses.

3 Includes pretax charges of $5,197 related to the Profit Enhancement Plan of which $4,169 reduced the gross profit from merchandise sales, $813 reduced gross profit from service revenue and $215 was included in selling, general and administrative expenses.

4 Includes pretax charges of $74,945 related to the Profit Enhancement Plan of which $67,085 reduced the gross profit from merchandise sales, $5,232 reduced gross profit from service revenue and $2,628 was included in selling, general and administrative expenses.

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Introduction

Pep Boys is a leader in the automotive aftermarket, with 595 stores and more than 6,000 service bays located throughout 36 states and Puerto Rico. All of our stores feature the nationally recognized Pep Boys brand name, established through more than 80 years of providing high-quality automotive merchandise and services, and are company-owned, ensuring chain-wide consistency for our customers. We are the only national chain offering automotive service, accessories, tires and parts under one roof, positioning us to achieve our goal of becoming the category dominant one-stop shop for automotive maintenance and accessories.

Of our 595 stores, 584 are what we call Supercenters, which feature an average of 11 state-of-the-art service bays, with an average of more than 20,000 square feet per Supercenter. Our store size allows us to display and sell a more complete offering of merchandise in a wider array of categories than our competitors, with a focus on the high-growth accessories segment and a comprehensive tire offering. We leverage this investment in inventory through our ability to install what we sell in our service bays and by offering this merchandise to both commercial and retail customers.

We have a new leadership team of experienced retailers in place. This team has come together over the last year and combines new hires and tenured executives with automotive aftermarket, big box retail and proven business building experience.

We have successfully implemented the final phase of our Profit Enhancement Plan ("PEP") that we launched in late 2000 and are continuing to focus upon improving the performance of our existing stores in order to provide a solid base for growth and expansion in the $131.7 billion car and light truck automotive aftermarket.

We had total revenues of $2.1 billion and operating profit of $16.9 million in fiscal 2003. During 2003, we were able to reduce our total debt and increase our cash and cash equivalents by $102.4 million and $18.2 million, respectively. This was accomplished by continued improvement in our inventory to accounts payable ratio, which resulted in net cash provided by operating activities of $152.1 million, a 10% improvement over the prior year. Since 1950, we have paid a quarterly cash dividend on an uninterrupted basis, and we are currently paying an annual dividend of $0.27 per share.

On March 24, 2004, the Company sold 4,646,464 shares of common stock (par value $1 per share) at a price of $24.75 per share for net proceeds (before expenses) of $109,250,000.

Business Strategy

Our strategy to become the category dominant one-stop shop for automotive maintenance and accessories includes:

- *Building Upon a Successful Restructuring.* In July 2003, we initiated the final phase of our comprehensive Profit Enhancement Plan (PEP), which was launched in November 2000. The key elements of PEP included closing under-performing stores, closing and consolidating distribution centers, streamlining our corporate management structure, significantly reducing in-store, service and field management and eliminating certain unprofitable merchandise offerings. Following completion of the final phase of PEP, we estimate that the contribution to earnings resulting from PEP will be approximately $95 million per year ($84 million from the initial phase and $11 million from the final phase) as compared to fiscal 2000.
- *Improving Our Merchandising Capabilities.* We will continue to fill our stores with a new and flexible merchandising mix designed to increase customer traffic. We will take advantage of our industry-leading average retail square footage to improve and intensify our merchandise displays. We utilize product-specific advertising to highlight promotional items and pricing, primarily through weekly print advertising.
- *Enhancing Our Stores.* We have begun to reinvest in our existing stores to completely redesign their interiors and enhance their exterior appeal. We believe that this layout will provide customers with a clear and concise way of finding what they need and will promote cross-selling.

- *Focusing Our Service Offering and Introducing Name Brand Tires.* We continue to build upon the competitive advantage that our service offering provides over our parts-only competitors by sharpening our focus on the most profitable maintenance services and introducing name brand tires. By narrowing our service offering, we believe that we can improve our financial performance, both by eliminating less profitable heavy repair services and by better managing the skills of our staff. In addition, the introduction of name brand tires is expected to attract more customers and to help establish those customer relationships earlier in the post-warranty period of their car's life.
- *New Store Growth.* We expect new store growth to begin in fiscal 2006. This growth will focus primarily upon increasing penetration in our existing markets to further leverage our investments. We are likely to grow our total number of service bays through a combination of acquisitions and building new stores. The format of these new stores is likely to include both Supercenters and a service-only format that will utilize existing Supercenters for most of their inventory needs.

CAPITAL & LIQUIDITY

Capital Resources and Needs

The Company's cash requirements arise principally from the capital expenditures related to existing stores, offices and warehouses and to purchase inventory. The primary capital expenditures for fiscal 2003 were attributed to capital maintenance of the Company's existing stores and offices. The Company opened no new stores in 2003 compared with two new stores in fiscal 2002, and one new store in fiscal 2001. In fiscal 2003, with an increase in accounts payable offset in part by capital expenditures and an increase in merchandise inventories, the Company decreased its debt by $102,380,000 and increased its cash and cash equivalents by $18,214,000. In fiscal 2002, with an increase in capital expenditures and decrease in accounts payable offset, in part, by a decrease in merchandise inventories, the Company decreased its debt by $41,574,000 and increased its cash and cash equivalents by $26,789,000. In fiscal 2001, with a decrease in merchandise inventories coupled with decreased levels of capital expenditures and an increase in accounts payable, the Company decreased its debt by $143,913,000 and increased its cash and cash equivalents by $7,986,000. The Company has no plans to open any new stores in fiscal 2004. Management estimates capital expenditures relating to existing stores, warehouses and offices during fiscal 2004 will be approximately $72,500,000. The Company anticipates that its net cash provided by operating activities, its existing line of credit, and a portion of the proceeds of its March 24, 2004 common stock offering will exceed its principal cash requirements in fiscal 2004.

In fiscal 2003, merchandise inventories increased as the Company commenced merchandising initiatives designed to improve the overall product mix of its stores. These new products average a higher carrying cost per product, which caused an increase in merchandise inventories even though the Company decreased the average number of stock-keeping units per store to approximately 23,000 in fiscal 2003, compared to 24,000 in fiscal 2002 and 25,000 in fiscal 2001. In fiscal 2002, merchandise inventories decreased as the Company continued its focus on inventory management. In fiscal 2001, merchandise inventories decreased as the Company maintained its net store count and completed the exit of the two distribution centers closed in fiscal 2000 as part of the Profit Enhancement Plan.

The Company's working capital was $76,227,000 at January 31, 2004, $130,680,000 at February 1, 2003, and $115,201,000 at February 2, 2002. The Company's long-term debt, as a percentage of its total capitalization, was 40% at January 31, 2004, 45% at February 1, 2003 and 47% at February 2, 2002. As of January 31, 2004, the Company had an available line of credit totaling $198,754,000.

In the third quarter, the Company reached an agreement, through binding arbitration, to settle the consolidated action entitled "Dubrow et al vs. The Pep Boys—Manny Moe & Jack". The two consolidated actions, originally filed on March 29, 2000 and July 25, 2000 in the California Superior Court in Orange County, involved former and current store management employees who claimed that they were improperly classified as exempt from the overtime provisions of California law and sought to be compensated for all overtime hours worked. The settlement was paid by the Company in the first quarter of fiscal 2004.

On March 24, 2004, the Company sold 4,646,464 shares of common stock (par value $1 per share) at a price of $24.75 per share for net proceeds (before expenses) of $109,250,000. The Company used the net proceeds from the sale of common stock offered in this offering to repay the outstanding balance under its revolving credit facility, which was used along with cash to repay the $57,000,000 aggregate principal amount of Medium-Term Notes that matured on March 3, 2004 and March 10, 2004, and to prepay the approximately $22,400,000 aggregate principal amount outstanding under the Company's Senior Secured Credit Facility, with the balance to be applied to store redesigns.

Contractual Obligations

The following chart represents the Company's total contractual obligations and commercial commitments as of January 31, 2004:

(dollar amounts in thousands) **Obligation**	**Total**	**Due in less than 1 year**	**Due in 1–3 years**	**Due in 3–5 years**	**Due after 5 years**
Long-term debt (1)	$ 525,031	$117,015	$257,485	$150,306	$ 225
Operating leases	475,132	51,266	89,299	76,076	258,491
Capital leases	48	48	—	—	—
Unconditional purchase obligation	15,569	8,112	7,457	—	—
Total cash obligations	$1,015,780	$176,441	$354,241	$226,382	$258,716

(1) Long-term debt includes current maturities.

(dollar amounts in thousands) **Commercial Commitments**	**Total**	**Due in less than 1 year**	**Due in 1–3 years**	**Due in 3–5 years**	**Due after 5 years**
Import letters of credit	$ 1,682	$ 1,682	$—	$—	$—
Standby letters of credit	39,204	39,204	—	—	—
Surety bonds	7,724	7,724	—	—	—
Total commercial commitments	$48,610	$48,610	$—	$—	$—

Long-term Debt

In November 2003, the Company retired $6,000,000 of aggregate principal notes with an original maturity date of January 1, 2004.

In the fourth quarter of fiscal 2003, the Company reclassified $16,000,000 aggregate principal amount of 6.67% Medium-Term Notes with a stated maturity date of November 5, 2004 and $35,000,000 aggregate principal amount of 6.71% Medium-Term Notes with a stated maturity date of November 3, 2004 to current liabilities on the balance sheet. The Company anticipates being able to repurchase these notes with cash from operations and its existing line of credit.

On August 1, 2003, the Company extended its revolving line of credit, which was set to expire September 22, 2004, to August 1, 2008. Thereafter, it automatically renews for annual periods, unless terminated by either party on 60 days notice prior to the applicable termination date. The line of credit provides up to $226,000,000 of borrowing availability, subject to certain required reserves, and is collateralized by inventory and accounts receivable. Funds may be drawn and repaid anytime prior to August 1, 2008. The loans bear interest at a rate equal to the London Interbank Offered Rate (LIBOR) plus 2.00%, subject to 0.25% incremental increases as excess availability under the line of credit falls below $50,000,000. The line of credit is subject to financial covenants. The weighted average interest rate on borrowings under the revolving credit agreement was 3.4% and 3.8% at January 31, 2004 and February 1, 2003, respectively.

On May 15, 2003, upon maturity, the Company retired $75,000,000 aggregate principal amount of 6.625% notes.

In the first quarter of fiscal 2003, the Company reclassified $32,000,000 aggregate principal amount of 6.75% Medium-Term Notes with a stated maturity date of March 10, 2004 and $25,000,000 aggregate principal amount of 6.65% Medium-Term Notes with a stated maturity date of March 3, 2004 to current liabilities on the consolidated balance sheet. The Company repurchased these notes in March 2004, with cash from operations and its existing line of credit.

In the third quarter of fiscal 2002, the Company retired $42,875,000 aggregate principal amount of the remaining $43,005,000 of the Medium-Term Notes with an original maturity date of September 2007. These notes were redeemed at the option of the holders. The Company repurchased these notes with a portion of the proceeds from the sale of the 4.25% Senior Convertible Notes.

In the second quarter of fiscal 2002, the Company retired $49,915,000 aggregate principal amount of the $50,000,000 Medium-Term Note with an original maturity date of July 2007. These notes were redeemed at the option of the holders. The Company repurchased these notes with a portion of the proceeds from the sale of the 4.25% Senior Convertible Notes.

On May 21, 2002, the Company issued $150,000,000 aggregate principal amount of 4.25% Convertible Senior Notes due June 1, 2007. The notes are unsecured and jointly and severally guaranteed by the Company's wholly-owned direct and indirect operating subsidiaries, The Pep Boys Manny Moe & Jack of California, Pep Boys—Manny, Moe & Jack of Delaware, Inc. and Pep Boys—Manny, Moe & Jack of Puerto Rico, Inc. The notes may be converted into shares of Pep Boys common stock at any time prior to their maturity unless they have been previously repurchased or redeemed by the Company. The conversion rate is 44.6484 shares per each $1,000 principal amount of notes, equivalent to a conversion price of approximately $22.40 per share. Interest on the notes is payable by the Company on June 1 and December 1 of each year, beginning December 1, 2002. The proceeds from the sale of the notes were used to retire debt.

In fiscal 2001, the Company repurchased the remaining $241,504,000 face value of its Liquid Yield Option Notes (LYONs). The book value of the repurchased LYONs was $161,812,000.

In June 2001, the Company obtained $90,000,000 in a Senior Secured Credit Facility, which was satisfied in full on April 1, 2004.

Other Contractual Obligations

In October 2001, the Company entered into a contractual commitment to purchase media advertising services with equal annual purchase requirements totaling $39,773,000 over four years. As of January 31, 2004, the Company was obligated to purchase an outstanding balance of $15,569,000. The minimum required purchases for each of the remaining two years of this commitment are as follows: 2004—$8,112,000; 2005—$7,457,000.

The Company has letters of credit arrangements with selected vendors to assure collectibility of balances owed to these vendors. The Company was contingently liable for $1,682,000 in outstanding import letters of credit and $39,204,000 in outstanding standby letters of credit as of January 31, 2004.

The Company was also contingently liable for surety bonds in the amount of approximately $7,724,000 as of January 31, 2004. The surety bonds guarantee certain payments (for example utilities, easement repairs, workers' compensation, customs fees, etc.) for the Company's stores.

Off-balance Sheet Arrangements

On August 1, 2003, the Company refinanced $132,000,000 in operating leases. These leases, which expire on August 1, 2008, have lease payments with an effective rate of LIBOR plus 2.06%. The Company has evaluated this transaction in accordance with the original guidance of Financial Interpretation Number (FIN) 46 and has determined that it is not required to consolidate the leasing entity. The leases include a residual value guarantee with a maximum value of approximately $105,000,000. The Company expects the fair market value of the leased real estate to substantially reduce or eliminate the Company's payment under the residual guarantee at the end of the lease term.

In accordance with FIN 45, the Company has recorded a liability for the fair value of the guarantee related to this operating lease. As of January 31, 2004, the current value of this liability was $4,488,000 which is recorded in other long-term liabilities on the consolidated balance sheets.

In May 2001, the Company sold certain operating assets for $14,000,000. The assets were leased back from the purchaser in a lease structured as a one-year term with three one-year renewal options. The resulting lease is being accounted for as an operating lease and the gain of $3,817,000 from the sale of the certain operating assets is deferred until the lease term is completed and the residual guarantee is satisfied, at which time the gain will be recorded in costs of merchandise sales and costs of service revenue.

The Company leases certain property and equipment under operating leases which contain renewal and escalation clauses. Total operating lease commitments as of January 31, 2004 were $475,132,000.

Pension Plans

The Company has a defined benefit pension plan covering its full-time employees hired on or before February 1, 1992 and an unfunded Supplemental Executive Retirement Plan (SERP). The pension expense for fiscal 2003, 2002 and 2001, was $11,937,000, $3,243,000 and $1,754,000, respectively. This expense is calculated based upon a number of actuarial assumptions, including an expected return on plan assets of 6.75% and a discount rate of 6.75%. In developing the expected return on asset assumptions, the Company evaluated input from its actuaries, including their review of asset class return expectations. The discount rate utilized by the Company is based on a review of AA bond performance. Due to the effect of the unrecognized actuarial losses and based upon an expected return on plan assets of 6.75%, a discount rate of 6.25% and various other assumptions, the Company estimates the pension expense will approximate $3,587,000 for both plans in fiscal 2004. The Company will continue to evaluate its actuarial assumptions and adjust as necessary. In fiscal 2003, the Company contributed $13,151,000 to the defined benefit pension plan and the SERP. Based upon the current funded status of the defined benefit pension plan and the unfunded SERP, cash contributions are expected to be $1,055,000 in fiscal 2004.

In fiscal 2003, the Company settled an obligation of $12,620,000 related to the SERP obligation for the former Chairman and CEO. Also, the Company curtailed the benefits for 15 covered individuals as of January 31, 2004, and transferred a portion of their accrued benefits to a new defined contribution plan. These obligations resulted in an expense under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," of approximately $5,231,000 and $2,191,000, respectively, in fiscal 2003.

RESULTS OF OPERATIONS

Restructuring

Building upon the Profit Enhancement Plan launched in October 2000, the Company, during fiscal 2003, conducted a comprehensive review of its operations including individual store performance, the entire management infrastructure and its merchandise and service offerings. On July 31, 2003, the Company announced several initiatives aimed at realigning its business and continuing to improve upon the Company's profitability. The Company expects these actions, including the disposal and sublease of the Company's real properties, to be substantially completed by the end of the second quarter 2004 and estimates the costs, including future costs that were not accrued, to be approximately $71,000,000. The Company is accounting for these initiatives in accordance with the provisions of SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" and Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". These initiatives included:

Closure of 33 under-performing stores on July 31, 2003

The charges related to these closures included a $33,887,000 write-down of fixed assets, $1,122,000 in long-term lease and other related obligations, net of subleases, and $980,000 in workforce reduction costs. These charges are included in discontinued operations of the consolidated statement of operations. The write-down of fixed assets includes the adjustment to the market value of those owned stores that are now classified as assets held for disposal in accordance with SFAS 144 and the write-down of leasehold improvements. The assets held for disposal have been valued at the lower of their carrying amount or their estimated fair value, net of disposal costs. The long-term lease and other related obligations represent the fair value of such obligations less the estimated net sublease income. The workforce reduction costs represent the involuntary termination benefits payable to approximately 900 store employees, all of who were notified on or prior to July 31, 2003. Severance for these employees was accrued in accordance with SFAS 146. Approximately 61% of these employees were terminated as of November 1, 2003. The remaining employees accepted other positions within the Company subsequent to the July 31, 2003 notification date. The accrued severance of $557,000 related to employees that accepted other positions was reversed in the third quarter of fiscal 2003. An additional $187,000 in accrued severance was reversed in the fourth quarter of fiscal 2003 due to a change in the estimate of severance payable. These reversals were recorded in discontinued operations on the consolidated statement of operations.

Discontinuation of certain merchandise offerings

In the second quarter, the Company recorded a $24,580,000 write-down of inventory as a result of a decision to discontinue certain merchandising offerings. This write-down was recorded in cost of merchandise sales on the consolidated statement of operations.

Corporate realignment

The charges related to this realignment included $3,070,000 in workforce reduction costs, $2,543,000 of expenses incurred in the development of the restructuring plan, a $536,000 write-down of certain assets and $467,000 in costs related to two warehouse lease terminations. The workforce reduction costs represent the involuntary termination benefits payable to 150 Store Support Center employees and field managers. All of these employees were terminated as of November 1, 2003. The realignment charges were recorded in selling, general and administrative expenses and cost of merchandise sales on the consolidated statement of operations.

Reserve summary

The following chart details the reserve balances through January 31, 2004. The reserve includes remaining rent on leases net of sublease income, other contractual obligations associated with leased properties and employee severance.

(Dollar amounts in thousands)	Severance	Lease Expenses	Contractual Obligations	Total
Reserve balance at Feb. 1, 2003	$ —	$ —	$ —	$ —
Original reserve	4,050	2,332	887	7,269
Provision for present value of liabilities	—	92	25	117
Changes in assumptions about future sublease income, lease termination, contractual obligations and severance	(744)	2,098	(44)	1,310
Cash payments	(2,933)	(2,154)	(405)	(5,492)
Reserve balance at Jan. 31, 2004	$ 373	$ 2,368	$ 463	$ 3,204

Discontinued Operations

In accordance with SFAS No.144, the Company's discontinued operations reflect the operating results for the 33 stores closed on July 31, 2003 as part of the Company's corporate restructuring. The results for the fifty-two weeks ended January 31, 2004, February 1, 2003 and February 2, 2002 have been reclassified to show the results of operations for the 33 closed stores as discontinued operations. Below is a summary of these results:

(Dollar amounts in thousands) **Fifty-two weeks ended**	January 31, 2004	February 1, 2003	February 2, 2002
Total Revenues	$ 37,722	$74,711	$73,865
Total Gross (Loss) Profit	(18,851)	17,565	17,151
Selling, General, and Administrative Expenses	9,981	16,283	16,148
(Loss) Earnings from Discontinued Operations Before Income Taxes	(28,832)	1,282	1,003
(Loss) Earnings from Discontinued Operations, Net of Tax	$(18,263)	$ 808	$ 642

Additionally, the Company has made certain reclassifications to its consolidated balance sheets to reflect the assets held for disposal and assets from discontinued operations associated with the 33 stores closed on July 31, 2003. As of January 31, 2004 and February 1, 2003, these reclassifications were as follows:

(Dollar amounts in thousands)	January 31, 2004	February 1, 2003
Land	$ (8,954)	$(15,008)
Building and improvements	(7,975)	(45,872)
Furniture, fixtures and equipment	—	(23,785)
	(16,929)	(84,665)
Less accumulated depreciation and amortization	—	(27,114)
Property and Equipment—Net	$(16,929)	$(57,551)
Assets held for disposal	$ 16,929	$ —
Assets from discontinued operations	$ —	$ 57,551

During fiscal 2003, the Company sold assets held for disposal for proceeds of $12,068,000 resulting in a gain of $7,097,000 which was recorded in discontinued operations on the consolidated statement of operations.

Impairment Charges

During the second quarter 2003, the Company, as a result of its ongoing review of the performance of its stores, identified certain stores whose cash flow trend indicated that their carrying value may not be fully recoverable. An impairment charge of $2,121,000 was recorded for these stores in costs of merchandise sales on the consolidated statement of operations. The charge reflects the difference between these stores' carrying value and fair value. Fair value was based on sales of similar assets or other estimates of fair value developed by Company management. Management's judgment is necessary to estimate fair value. Accordingly, actual results could vary from such estimates.

In November 2001, the Company began developing a fully integrated point-of-sale information system for all of its stores. Due to concerns about the ability of the base software's architecture to support a chain-wide roll-out, the Company decided to identify an alternative base software as the basis for our customized system. Consequently, the Company took a $13,164,000 impairment charge against a portion of the system's assets in the fourth quarter of fiscal 2003. This charge was recorded in selling, general and administrative expenses on the consolidated statement of operations.

Analysis of Statement of Operations

The following table presents, for the periods indicated, certain items in the consolidated statements of operations as a percentage of total revenues (except as otherwise provided) and the percentage change in dollar amounts of such items compared to the indicated prior period.

	Percentage of Total Revenues			Percentage Change	
Year ended	**Jan. 31, 2004 (fiscal 2003)**	**Feb. 1, 2003 (Fiscal 2002)**	**Feb. 2, 2002 (Fiscal 2001)**	**Fiscal 2003 vs. Fiscal 2002**	**Fiscal 2002 vs. Fiscal 2001**
Merchandise Sales	81.0%	80.9%	80.9%	1.8%	(0.6)%
Service Revenue[1]	19.0	19.1	19.1	1.4	(0.8)
Total Revenues	100.0	100.0	100.0	1.7	(0.6)
Costs of Merchandise Sales[2]	71.6[3]	69.7[3]	70.7[3]	4.7	(2.0)
Costs of Service Revenue[2]	76.2[3]	74.5[3]	75.0[3]	3.8	(1.4)
Total Costs of Revenues	72.5	70.6	71.5	4.5	(1.9)
Gross Profit from Merchandise Sales	28.4[3]	30.3[3]	29.3[3]	(4.7)	2.9
Gross Profit from Service Revenue	23.8[3]	25.5[3]	25.0[3]	(5.4)	1.0
Total Gross Profit	27.5	29.4	28.5	(4.8)	2.6
Selling, General and Administrative Expenses	26.7	24.0	23.6	13.0	1.3
Operating Profit	0.8	5.4	4.9	(85.0)	(8.8)
Non-operating Income	0.2	0.1	0.2	7.8	(33.0)
Interest Expense	1.8	2.2	2.5	(19.0)	(12.1)
(Loss) Earnings from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle	(0.8)	3.3	2.6	(126.4)	25.9
Income Tax (Benefit) Expense	36.7[4]	37.0[4]	36.0[4]	(126.2)	29.4
(Loss) Earnings from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	(0.5)	2.0	1.6	(126.5)	23.9
(Loss) Earnings from Discontinued Operations, Net of Tax	(0.9)	0.1	0.1	(2,360.3)	25.9
Cumulative Effect of Change in Accounting Principle, Net of Tax	(0.1)	—	—	—	—
Net (Loss) Earnings	(1.5)	2.1	1.7	(173.4)	24.0

[1] Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.

[2] Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

[3] As a percentage of related sales or revenue, as applicable.

[4] As a percentage of (loss) earnings before income taxes.

Fiscal 2003 vs. Fiscal 2002

Total revenues for fiscal 2003 increased 1.7%. This increase was due primarily to an increase in comparable store revenues (revenues generated by stores in operation during the same period) of 1.6%. Comparable store service revenue increased 1.3% while comparable store merchandise sales increased 1.7%.

Gross profit from merchandise sales decreased, as a percentage of merchandise sales, to 28.4% in fiscal 2003 from 30.3% in fiscal 2002. This decrease, as a percentage of merchandise sales, was due primarily to a $24,580,000 inventory write-down associated with the corporate restructuring, increased store occupancy costs, increased warehousing costs and an impairment charge of $2,121,000. The increase in store occupancy was due to higher rent and utilities expenses. The increase in warehousing costs was due to higher rent and delivery expenses.

Gross profit from service revenue decreased, as a percentage of service revenue, to 23.8% in fiscal 2003 from 25.5% in fiscal 2002. This decrease, as a percentage of service revenue, was due primarily to an increase in workers' compensation expense.

Selling, general and administrative expenses increased, as a percentage of total revenues, to 26.7% in fiscal 2003 from 24.0% in fiscal 2002. This was a $65,671,000 or 13.0% increase over the prior year. This increase, as a percentage of total revenues, was due primarily to an increase in general office costs, net media expense and employee benefits, as a percentage of total revenues. The increase in general office costs was due primarily to an increase in the Company's legal reserves of approximately $26,692,000, a $13,164,000 impairment charge for a portion of the point-of-sale information system project, and $5,613,000 of costs associated with the corporate restructuring. The increase in net media expense is due primarily to increased radio and circular advertising expense and a decrease in cooperative advertising. The increase in employee benefits was due primarily to the settlement of retirement plan obligations and increased health benefits expense.

Interest expense decreased 19.0% or $8,982,000 due primarily to lower debt levels coupled with lower average interest rates.

Earnings from discontinued operations decreased $19,071,000, net of tax, due primarily to the charges associated with the corporate restructuring.

Net earnings decreased, as a percentage of total revenues, due primarily to a decrease in gross profit from merchandise sales, as a percentage of merchandise sales, a decrease in gross profit from service revenue, as a percentage of service revenue, an increase in selling, general and administrative expenses, as a percentage of total revenues, a cumulative effect of change in accounting principle of $2,484,000, net of tax, and a decrease in earnings from discontinued operations offset, in part, by a decrease in interest expense.

Fiscal 2002 vs. Fiscal 2001

Total revenues for fiscal 2002 decreased 0.6%. This decrease was due primarily to a decrease in comparable store revenues (revenues generated by stores in operation during the same period) of 0.6%, offset slightly by an increase in the number of stores in operation in fiscal 2002 versus fiscal 2001. Comparable store service revenue decreased 0.9%, while comparable store merchandise sales decreased 0.6%.

Gross profit from merchandise sales increased, as a percentage of merchandise sales, to 30.3% in fiscal 2002 from 29.3% in fiscal 2001. This increase was due primarily to higher merchandise margins, as a percentage of merchandise sales, offset, in part, by a charge related to the Profit Enhancement Plan of $2,014,000 in fiscal 2002 versus $4,169,000 in fiscal 2001. The improved merchandise margins were a result of a combination of an improvement in the mix of sales, selectively higher retail pricing, lower product acquisition costs and improved inventory controls.

Selling, general and administrative expenses increased, as a percentage of total revenues, to 24.0% in fiscal 2002 from 23.6% in fiscal 2001. This increase, as a percentage of total revenues, was due primarily to obligations associated with the non-renewal of the former Chairman and CEO's employment agreement and related search fees, coupled with $4,905,000, or 72%, higher net media expense. The increase in selling, general and administrative expenses, as a percentage of total revenues, was offset, in part, by a decrease in store operating expenses. The increase in net media expense was due to increases in radio and circular advertising expenses, offset, in part, by a decrease in television advertising expense and an increase in cooperative advertising. The decrease in store expenses, as a percentage of total revenues, was due primarily to decreases in store payroll, as a percentage of total revenues.

Interest expense decreased $6,472,000, or 12.1%, due primarily to lower debt levels coupled with lower average interest rates on the Company's borrowings.

Net earnings increased, as a percentage of total revenues, due primarily to an increase in gross profit from merchandise sales, as a percentage of merchandise sales, and a decrease in interest expense, offset by an increase in selling, general and administrative expenses, as a percentage of total revenues, and a net charge related to the Profit Enhancement Plan of $1,593,000 in fiscal 2002 versus $3,326,000 in fiscal 2001.

Effects of Inflation

The Company uses the LIFO method of inventory valuation. Thus, the cost of merchandise sold approximates current cost. Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on revenues or results of operations during all fiscal years presented.

Industry Comparison

The Company operates in the U.S. automotive aftermarket, which as described in the industry overview section is split into two areas: the Do-It-For-Me ("DIFM") (service labor, installed merchandise and tires) market and the Do-It-Yourself ("DIY") (retail merchandise) market. Generally, the specialized automotive retailers focus on either the "DIY" or "DIFM" areas of the business. The Company believes that its operation in both the "DIY" and "DIFM" areas of the business positively differentiates it from most of its competitors. Although the Company manages its store performance at a store level in aggregation, management believes that the following presentation shows the comparison against competitors within the two areas. The Company competes in the "DIY" area of the business through its retail sales floor and commercial sales business (Retail Business). The Company considers its Service Business (labor and installed merchandise and tires) to compete in the DIFM area of the industry. The following table presents the revenues and gross profit for each area of the business.

(Dollar amounts in thousands)

Year-ended	**January 31, 2004**	**February 1, 2003**	**February 2, 2002**
Retail Revenues	$1,195,757	$1,163,808	$1,092,192
Service Business Revenues	938,513	933,969	1,018,503
Total Revenues	$2,134,270	$2,097,777	$2,110,695
Gross Profit from Retail Revenues[1]	$ 310,688	$ 327,852	$ 304,696
Gross Profit from Service Business Revenues[1]	276,055	288,694	296,394
Total Gross Profit	$ 586,743	$ 616,546	$ 601,090

[1] Gross Profit from Retail Revenues includes the cost of products sold, buying, warehousing and store occupancy costs. Gross Profit from Service Business Revenues includes the cost of installed products sold, buying, warehousing, service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to customer incentives, product returns and warranty obligations, bad debts, inventories, income taxes, financing operations, restructuring costs, retirement benefits, risk participation agreements and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes that the following represent its more critical estimates and assumptions used in the preparation of the consolidated financial statements, although not inclusive:

- The Company evaluates whether inventory is stated at the lower of cost or market based on historical experience with the carrying value and life of inventory. The assumptions used in this evaluation are based on current market conditions and the Company believes inventory is stated at the lower of cost or market in the consolidated financial statements. In addition, historically the Company has been able to return excess items to vendors for credit. Future changes by vendors in their policies or willingness to accept returns of excess inventory could require a revision in the estimates.
- The Company has risk participation arrangements with respect to casualty and health care insurance. The amounts included in the Company's costs related to these arrangements are estimated and can vary based on changes in assumptions, claims experience or the providers included in the associated insurance programs.
- The Company records reserves for future product returns and warranty claims. The reserves are based on current sales of products and historical claim experience. If claims experience differs from historical levels, revisions in the Company's estimates may be required.
- The Company has significant pension costs and liabilities that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates, expected return on plan assets, mortality rates and merit and promotion increases. The Company is required to consider current market conditions, including changes in interest rates in selecting these assumptions. Changes in the related pension costs or liabilities may occur in the future due to changes in the assumptions.
- The Company periodically evaluates its long-lived assets for indicators of impairment. Management's judgments are based on market and operational conditions at the time of evaluation. Future events could cause management's conclusion on impairment to change, requiring an adjustment of these assets to their then current fair market value.
- The Company provides estimates of fair value for real estate assets and lease liabilities related to store closures when appropriate to do so based on accounting principles generally accepted in the United States. Future circumstances may result in the Company's actual future costs or the amounts recognized upon the sale of the property to differ substantially from original estimates.

RECENTLY ADOPTED ACCOUNTING STANDARDS

In December 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 (revised 2003) revises employers' disclosures about pension plans and postretirement benefit plans. SFAS No. 132 (revised 2003) does not change the measurement and recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132 (revised 2003) retains the original disclosure requirements contained in SFAS No. 132 and requires additional expanded annual and interim disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement benefit plans. Except for certain provisions, the adoption of this Statement is required for financial statements with fiscal years ending after December 15, 2003. The Company has adopted the provisions of SFAS No. 132 (revised 2003) in the fourth quarter of fiscal 2003 with no material effect on its consolidated financial statements. The revised disclosure requirements are reflected in Note 10 of the consolidated financial statements included in Item 8 herein.

In December 2003, the FASB revised FIN 46, "Consolidation of Variable Interest Entities." FIN 46, an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of any expected losses from the variable interest entity's activities, is entitled to receive any expected residual returns of the variable interest entity, or both. The guidance contained in FIN 46R is effective no later than the end of the first reporting period that ends after March 15, 2004. If an entity has applied the original guidance in this Interpretation prior to the effective date of FIN 46R, the entity, shall continue to apply FIN 46 until the effective date or apply this Interpretation at an earlier date. On August 1, 2003 the Company refinanced its real estate operating lease facility, which qualified as a variable interest entity into a new entity. The Company evaluated this leasing transaction in accordance with the original guidance of FIN 46 and determined it does not have to consolidate this leasing entity. The Company has adopted the revised guidance of FIN 46R for variable interest entities created prior to December 31, 2003 in the fourth quarter of 2003 with no material effect on its consolidated financial statements.

In November 2003, the Emerging Issues Task Force (EITF) reached a consensus on EITF 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers". This consensus addresses the application of EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor". EITF 02-16 addresses accounting issues pertaining to cash consideration received by a reseller from a vendor entered into after December 31, 2002. The provisions of EITF No. 03-10 would be applied to new arrangements, including modifications to existing arrangements, entered into or redeemed in fiscal periods beginning after November 25, 2003. The Company has adopted the provisions of EITF 03-10 in the fourth quarter of fiscal 2003 with no material effect on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and for all other instruments for interim periods beginning after June 15, 2003. The FASB continues to address certain implementation issues associated with the application of SFAS No. 150, including those related to mandatory redeemable financial instruments representing non-controlling interests in subsidiaries' consolidated financial statements. The Company will continue to monitor the actions of the FASB and assess the impact, if any, on its consolidated financial statements. The Company has adopted the effective provisions of SFAS No. 150 in the third quarter of fiscal 2003 with no material effect on its consolidated financial statements.

In May 2003, the EITF reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." This consensus addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The guidance in this EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company has elected early adoption for the provisions of this consensus prospectively in the fourth quarter of fiscal 2003 with no material effect on its consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments and hedging activities, resulting primarily from decisions made by the FASB's Derivatives Implementation Group following the issuance of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and is effective for hedging relationships designated after June 30, 2003. The Company adopted this statement in the second quarter of fiscal 2003 with no material effect on its consolidated financial statements.

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result of rescinding FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30, "Reporting the Results of Operations." This statement also amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Additional amendments include changes to other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company has adopted the provisions of SFAS No. 145 in the first quarter of fiscal 2003. Accordingly, reclassifications of gains and losses from extinguishment of debt have been made for fiscal 2002 and 2001 to maintain comparability for the reported periods.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and is effective for fiscal years beginning after June 15, 2002. The Company has adopted the provisions of SFAS No. 143 in the first quarter of fiscal 2003 and has recognized an initial asset of $2,844,000, accumulated depreciation of $2,247,000, a liability of $4,540,000 and a cumulative effect of a change in accounting principle before taxes of $3,943,000 ($2,484,000 net of tax) on its consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not utilize financial instruments for trading purposes and holds no derivative financial instruments which could expose the Company to significant market risk. The Company's primary market risk exposure with regard to financial instruments is to changes in interest rates. Pursuant to the terms of its revolving credit agreement and senior secured credit facility, changes in the lenders' LIBOR could affect the rates at which the Company could borrow funds thereunder. At January 31, 2004, the Company had outstanding borrowings of $22,469,000 against these credit facilities. Additionally, the Company has $132,000,000 of real estate operating leases which vary based on changes in LIBOR. The Company has entered into an interest rate swap, which was designated as a cash flow hedge to convert the variable LIBOR portion of these lease payments to a fixed rate of 2.90% (see interest rate swap discussion below). The table below summarizes the fair value and contract terms of fixed rate debt instruments held by the Company at January 31, 2004:

(dollar amounts in thousands)	Amount	Average Interest Rate
Fair value at		
January 31, 2004	$534,459	
Expected maturities:		
2004	108,000	6.7%
2005	100,000	7.0
2006	143,000	6.9
2007	150,215	4.3
2008	—	—

At February 1, 2003, the Company had outstanding $582,215,000 of fixed rate notes with an aggregate fair market value of $550,491,000.

On June 3, 2003, the Company entered into an interest rate swap for a notional amount of $130,000,000. The Company has designated the swap as a cash flow hedge of the Company's real estate operating lease payments. The interest rate swap converts the variable LIBOR portion of these lease payments to a fixed rate of 2.90% and terminates on July 1, 2008. If the critical terms of the interest rate swap or the hedge item do not change, the interest rate swap will be considered to be highly effective with all changes in fair value included in other comprehensive income. As of January 31, 2004, the fair value of the interest rate swap was $2,195,000 ($1,389,000, net of tax) and this change in value was included in accumulated other comprehensive loss on the consolidated balance sheets.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The material in Item 7 of this filing titled "Quantitative and Qualitative Disclosures about Market Risk" are hereby incorporated herein by reference.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
The Pep Boys—Manny, Moe & Jack

We have audited the accompanying consolidated balance sheets of The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") as of January 31, 2004 and February 1, 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Pep Boys—Manny, Moe & Jack and subsidiaries as of January 31, 2004 and February 1, 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
April 9, 2004

(dollar amounts in thousands, except per share amounts)

	January 31, 2004	February 1, 2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 60,984	$ 42,770
Accounts receivable, less allowance for uncollectible accounts of $739 and $422	30,562	17,916
Merchandise inventories	553,562	488,882
Prepaid expenses	39,480	43,746
Deferred income taxes	20,826	13,723
Other	81,096	56,687
Assets held for disposal	16,929	1,146
Total Current Assets	803,439	664,870
Property and Equipment—at cost:		
Land	263,907	264,101
Buildings and improvements	899,114	890,898
Furniture, fixtures and equipment	586,607	580,746
Construction in progress	12,800	19,450
	1,762,428	1,755,195
Less accumulated depreciation and amortization	776,242	724,709
Total Property and Equipment—Net	986,186	1,030,486
Other	51,398	47,003
Assets from discontinued operations	—	57,551
Total Assets	$1,841,023	$1,799,910
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 342,584	$ 200,053
Accrued expenses	267,565	232,255
Current maturities of long-term debt and obligations under capital lease	117,063	101,882
Total Current Liabilities	727,212	534,190
Long-term debt and obligations under capital leases, less current maturities	258,016	375,577
Convertible long-term debt	150,000	150,000
Other long-term liabilities	28,802	25,156
Deferred income taxes	57,492	60,663
Deferred gain on sale leaseback	3,907	4,332
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, par value $1 per share: Authorized 500,000,000 shares; Issued 63,910,577	63,911	63,911
Additional paid-in capital	177,317	177,244
Retained earnings	577,793	630,847
Accumulated other comprehensive loss	(15)	(151)
	819,006	871,851
Less cost of shares in treasury—8,928,159 and 10,070,729 shares	144,148	162,595
Less cost of shares in benefits trust—2,195,270 shares	59,264	59,264
Total Stockholders' Equity	615,594	649,992
Total Liabilities and Stockholders' Equity	$1,841,023	$1,799,910

See notes to the consolidated financial statements

(dollar amounts in thousands, except per share amounts)

Year ended	January 31, 2004	February 1, 2003	February 2, 2002
Merchandise Sales	$1,728,386	$1,697,628	$1,707,190
Service Revenue	405,884	400,149	403,505
Total Revenues	2,134,270	2,097,777	2,110,695
Costs of Merchandise Sales	1,238,147	1,183,138	1,207,153
Costs of Service Revenue	309,380	298,093	302,452
Total Costs of Revenues	1,547,527	1,481,231	1,509,605
Gross Profit from Merchandise Sales	490,239	514,490	500,037
Gross Profit from Service Revenue	96,504	102,056	101,053
Total Gross Profit	586,743	616,546	601,090
Selling, General and Administrative Expenses	569,834	504,163	497,798
Operating Profit	16,909	112,383	103,292
Non-operating Income	3,339	3,097	4,623
Interest Expense	38,255	47,237	53,709
(Loss) Earnings from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle	(18,007)	68,243	54,206
Income Tax (Benefit) Expense	(6,608)	25,251	19,513
Net (Loss) Earnings from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	(11,399)	42,992	34,693
(Loss) Earnings from Discontinued Operations, Net of Tax of $(10,569), $475 and $361	(18,263)	808	642
Cumulative Effect of Change in Accounting Principle, Net of Tax	(2,484)	—	—
Net (Loss) Earnings	$ (32,146)	$ 43,800	$ 35,335
Basic (Loss) Earnings per Share:			
Net (Loss) Earnings from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	$ (0.22)	$ .83	$ .68
(Loss) Earnings from Discontinued Operations, Net of Tax	(0.35)	.02	.01
Cumulative Effect of Change in Accounting Principle, Net of Tax	(0.05)	—	—
Basic (Loss) Earnings per Share	$ (0.62)	$ .85	$ .69
Diluted (Loss) Earnings per Share:			
Net (Loss) Earnings from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	$ (0.22)	$ .80	$ .67
(Loss) Earnings from Discontinued Operations, Net of Tax	(0.35)	.02	.01
Cumulative Effect of Change in Accounting Principle, Net of Tax	(0.05)	—	—
Diluted (Loss) Earnings per Share	$ (0.62)	$ .82	$ .68

See notes to the consolidated financial statements

(dollar amounts in thousands, except per share amounts)

	Common Stock		Additional	Retained	Treasury Stock		Accumulated Other	Benefits	Total
	Shares	Amount	Paid-in Capital	Earnings	Shares	Amount	Comprehensive Income (Loss)	Trust	Stockholders' Equity
Balance, February 3, 2001	63,910,577	$63,911	$177,244	$581,668	(10,454,644)	$(168,793)	$ —	$(59,264)	$594,766
Comprehensive income –									
Net earnings				35,335					
Total comprehensive income									35,335
Cash dividends ($.27 per share)				(13,864)					(13,864)
Effect of stock options and related tax benefits				(94)	17,000	275			181
Dividend reinvestment plan				(1,101)	153,198	2,473			1,372
Balance, February 2, 2002	63,910,577	63,911	177,244	601,944	(10,284,446)	(166,045)	—	(59,264)	617,790
Comprehensive income –									
Net earnings				43,800					
Minimum pension liability adjustment, net of tax							(151)		
Total Comprehensive Income									43,649
Cash dividends ($.27 per share)				(13,911)					(13,911)
Effect of stock options and related tax benefits			(21)	(632)	111,000	1,792			1,139
Dividend reinvestment plan			21	(354)	102,717	1,658			1,325
Balance, February 1, 2003	63,910,577	63,911	177,244	630,847	(10,070,729)	(162,595)	(151)	(59,264)	649,992
Comprehensive loss:									
Net loss				(32,146)					
Minimum pension liability adjustment, net of tax							(1,253)		
Fair market value adjustment on derivatives, net of tax							1,389		
Total Comprehensive Loss									(32,010)
Cash dividends ($.27 per share)				(14,089)					(14,089)
Effect of stock options and related tax benefits			(39)	(6,499)	1,054,250	17,021			10,483
Dividend reinvestment plan			112	(320)	88,320	1,426			1,218
Balance, January 31, 2004	63,910,577	$63,911	$177,317	$577,793	(8,928,159)	$(144,148)	$ (15)	$(59,264)	$615,594

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollar amounts in thousands, except per share amounts)

Year ended	January 31, 2004	February 1, 2003	February 2, 2002
Cash Flows from Operating Activities:			
Net (Loss) Earnings	$ (32,146)	$ 43,800	$ 35,335
Net (Loss) Earnings from discontinued operations	(18,263)	808	642
Net (Loss) Earnings from continuing operations	(13,883)	42,992	34,693
Adjustments to Reconcile Net (Loss) Earnings From Continuing Operations to Net Cash Provided by Continuing Operations:			
Depreciation and amortization	69,611	75,933	80,990
Cumulative effect of change in accounting principle, net of tax	2,484	—	—
Accretion of asset disposal obligation	163	—	—
Deferred income taxes	(355)	(1,176)	7,424
Deferred gain on sale leaseback	(425)	(112)	(26)
Accretion of bond discount	—	—	3,256
Loss on assets held for disposal	—	826	2,349
Loss on asset impairments	15,285	—	—
Loss (gain) from sale of assets	162	(1,909)	(1,096)
Gain from extinguishment of debt	—	—	(755)
Changes in operating assets and liabilities:			
Increase in accounts receivable, prepaid expenses and other	(32,050)	(13,031)	(17,206)
(Increase) decrease in merchandise inventories	(64,680)	30,591	28,262
Increase (decrease) in accounts payable	142,531	(16,032)	11,330
Increase in accrued expenses	27,180	14,145	11,734
Increase in other long-term liabilities	3,646	1,276	2,226
Net Cash Provided by Continuing Operations	149,669	133,503	163,181
Net Cash Provided by Discontinued Operations	2,401	4,897	4,712
Net Cash Provided by Operating Activities	152,070	138,400	167,893
Cash Flows from Investing Activities:			
Capital expenditures from continuing operations	(43,262)	(41,889)	(23,361)
Capital expenditures from discontinued operations	—	(2,022)	(2,014)
Proceeds from sales of assets	3,316	2,636	22,489
Proceeds from sales of assets held for disposal	13,214	8,422	4,271
Net Cash (Used in) Provided by Investing Activities	(26,732)	(32,853)	1,385
Cash Flows from Financing Activities:			
Net payments under line of credit agreements	(497)	(70,295)	(56,876)
Repayment of life insurance policy loan	—	(20,686)	—
Payments for finance issuance costs	(2,356)	—	—
Payments on capital lease obligations	(700)	(642)	—
Reduction of long-term debt	(101,183)	(121,938)	(18,571)
Reduction of convertible debt	—	—	(161,056)
Net proceeds from issuance of notes	—	146,250	87,522
Dividends paid	(14,089)	(13,911)	(13,864)
Proceeds from exercise of stock options	10,483	1,139	181
Proceeds from dividend reinvestment plan	1,218	1,325	1,372
Net Cash Used in Financing Activities	(107,124)	(78,758)	(161,292)
Net Increase in Cash	18,214	26,789	7,986
Cash and Cash Equivalents at Beginning of Year	42,770	15,981	7,995
Cash and Cash Equivalents at End of Year	$ 60,984	$ 42,770	$ 15,981
Supplemental Disclosure of Cash Flow Information:			
Cash Paid during the year for:			
Income taxes	$ 6,553	$ 22,856	$ 6,570
Interest, net of amounts capitalized	35,048	44,840	47,081
Non-cash financing activities:			
Equipment capital leases	—	1,301	88

See notes to the consolidated financial statements

(dollar amounts in thousands, except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS The Pep Boys-Manny, Moe & Jack and subsidiaries (the "Company") is engaged principally in the retail sale of automotive parts and accessories, automotive maintenance and service and the installation of parts through a chain of stores. The Company currently operates stores in 36 states and Puerto Rico.

FISCAL YEAR END The Company's fiscal year ends on the Saturday nearest to January 31. Fiscal years 2003, 2002 and 2001 were comprised of 52 weeks.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MERCHANDISE INVENTORIES Merchandise inventories are valued at the lower of cost (last-in, first-out) or market. If the first-in, first-out method of valuing inventories had been used by the Company, the inventory valuation difference would have been immaterial on both January 31, 2004 and February 1, 2003.

CASH AND CASH EQUIVALENTS Cash equivalents include all short-term, highly liquid investments with a maturity of three months or less when purchased.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives: building and improvements, 5 to 40 years; furniture, fixtures and equipment, 3 to 10 years.

SOFTWARE CAPITALIZATION The Company, in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", capitalizes certain direct development costs associated with internal-use software, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects. These costs are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

CAPITALIZED INTEREST Interest on borrowed funds is capitalized in connection with the construction of certain long-term assets. Capitalized interest has been immaterial in all periods presented.

REVENUE RECOGNITION The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold. Service revenues are recognized upon completion of the service. The Company records revenue net of an allowance for estimated future returns. Return activity is immaterial to revenue and results of operations in all periods presented.

VENDOR SUPPORT FUNDS The Company receives various incentives in the form of discounts and allowances from its vendors based on the volume of purchases or for services that the Company provides to the vendors. These incentives received from vendors include rebates, allowances and promotional funds. Typically, these funds are dependent on purchase volumes and advertising activities. The amounts received are subject to changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise for the Company.

The Company accounts for vendor support funds in accordance with Emerging Issues Task Force (EITF) Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor." Rebates and other miscellaneous incentives are earned based on purchases or product sales. These incentives are treated as a reduction of inventories and are recognized as a reduction to cost of sales as the inventories are sold.

(dollar amounts in thousands, except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Certain vendor allowances are used exclusively for promotions and to partially or fully offset certain other direct expenses. These allowances are netted against the appropriate expense it offsets.

WARRANTY RESERVE The Company provides warranties for both its merchandise sales and service labor. Warranties for merchandise are generally covered by its vendors, with the Company covering any costs above the vendor's stipulated allowance. Service labor warranties are covered in full by the Company on a limited lifetime basis. The Company establishes its warranty reserves based on historical data of warranty transactions.

Components of the reserve for warranty costs for fiscal years ending January 31, 2004 and February 1, 2003 are as follows:

Beginning balance at February 2, 2002	$ 2,277
Additions related to current year sales	8,813
Warranty costs incurred in current year	(10,179)
Adjustments to accruals related to prior year sales	—
Ending Balance at February 1, 2003	911
Additions related to current year sales	6,677
Warranty costs incurred in current year	(6,974)
Adjustments to accruals related to prior year sales	—
Ending Balance at January 31, 2004	$ 614

SERVICE REVENUE Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.

COSTS OF REVENUES Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

PENSION EXPENSE The Company reports all information on its pension and savings plan benefits in accordance with Statement of Financial Accounting Standards (SFAS) No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits (Revised 2003)."

INCOME TAXES The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

ADVERTISING The Company expenses the production costs of advertising the first time the advertising takes place. The Company nets certain cooperative advertising reimbursements against specific, incremental, identifiable costs incurred in connection with selling the vendor's product. Any excess reimbursement is characterized as a reduction of inventory and is recognized as a reduction to cost of sales as the inventories are sold. Net advertising expense for fiscal years 2003, 2002 and 2001 was $19,714, $11,733 and $6,828, respectively. No advertising costs were recorded as assets as of January 31, 2004 or February 1, 2003.

STORE OPENING COSTS The costs of opening new stores are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS The Company accounts for impaired long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard prescribes the method for asset impairment evaluation for long-lived assets and certain identifiable intangibles that are both held and used or to be disposed of. The Company evaluates the ability to recover long-lived assets whenever

(dollar amounts in thousands, except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

events or circumstances indicate that the carrying value of the asset may not be recoverable. In the event assets are impaired, losses are recognized to the extent the carrying value exceeds the fair value. In addition, the Company reports assets to be disposed of at the lower of the carrying amount or the fair market value less selling costs.

During the second quarter 2003, the Company, as a result of its ongoing review of the performance of its stores, identified certain stores whose cash flow trend indicated that their carrying value may not be fully recoverable. An impairment charge of $2,121 was recorded for these stores in costs of merchandise sales on the consolidated statement of operations. The charge reflects the difference between these stores' carrying value and fair value. Fair value was based on sales of similar assets or other estimates of fair value developed by Company management. Management's judgment is necessary to estimate fair value. Accordingly, actual results could vary from such estimates.

In November 2001, the Company began developing a fully integrated point-of-sale information system for all of its stores. Due to concerns about the ability of the base software's architecture to support a chain-wide roll-out, the Company decided to identify an alternative base software as the basis for our customized system. Consequently, the Company took a $13,164 impairment charge against a portion of the system's assets in fiscal 2003. This charge was recorded in selling, general and administrative expenses on the consolidated statement of operations.

EARNINGS PER SHARE Earnings per share for all periods have been computed in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding during the year plus the assumed conversion of dilutive convertible debt and incremental shares that would have been outstanding upon the assumed exercise of dilutive stock options.

ACCOUNTING FOR STOCK-BASED COMPENSATION At January 31, 2004, the Company has three stock-based employee compensation plans, which are described in full in Note 12, "Stock Option Plans." The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net (loss) earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

	January 31, 2004	February 1, 2003	February 2, 2002
Net (loss) earnings:			
As reported	$(32,146)	$43,800	$35,335
Less: Total stock-based compensation expense determined under fair value-based method, net of tax	(2,839)	(3,510)	(3,892)
Pro forma	$(34,985)	$40,290	$31,443
Net (loss) earnings per share:			
Basic:			
As reported	$ (.62)	$ .85	$ .69
Pro forma	$ (.67)	$ .78	$ .62
Diluted:			
As reported	$ (.62)	$ .82	$ .68
Pro forma	$ (.67)	$ .75	$ .61

(dollar amounts in thousands, except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value of each option granted during fiscal years 2003, 2002 and 2001 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Year ended	January 31, 2004	February 1, 2003	February 2, 2002
Dividend yield	1.57%	1.44%	1.29%
Expected volatility	41%	41%	39%
Risk-free interest rate range:			
High	4.6%	5.4%	5.5%
Low	1.5%	2.3%	2.8%
Ranges of expected lives in years	4-8	4-8	4-8

COMPREHENSIVE (LOSS) INCOME Comprehensive (loss) income is reported in accordance with SFAS No. 130, "Reporting Comprehensive Income." Other comprehensive (loss) income includes minimum pension liability and fair market value of cash flow hedge.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES The Company reports derivatives and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

SEGMENT INFORMATION The Company reports segment information in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Company operates in one industry, the automotive aftermarket. In accordance with SFAS No. 131, the Company aggregates all of its stores and reports one operating segment. Sales by major product categories are as follows:

Year ended	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002
Parts and Accessories	$1,392,179	$1,362,112	$1,357,603
Tires	336,207	335,516	349,587
Total Merchandise Sales	1,728,386	1,697,628	1,707,190
Service	405,884	400,149	403,505
Total Revenues	$2,134,270	$2,097,777	$2,110,695

Parts and accessories includes batteries, new and rebuilt parts, chemicals, mobile electronics, tools, and various car, truck, van and sport utility vehicle accessories as well as other automotive related items. Service consists of the labor charge for installing merchandise or maintaining or repairing vehicles.

(dollar amounts in thousands, except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RECENTLY ADOPTED ACCOUNTING STANDARDS

In December 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 (revised 2003) revises employers' disclosures about pension plans and postretirement benefit plans. SFAS No. 132 (revised 2003) does not change the measurement and recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132 (revised 2003) retains the original disclosure requirements contained in SFAS No. 132 and requires additional expanded annual and interim disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement benefit plans. Except for certain provisions, the adoption of this Statement is required for financial statements with fiscal years ending after December 15, 2003. The Company has adopted the provisions of SFAS No. 132 (revised 2003) in the fourth quarter of fiscal 2003 with no material effect on its consolidated financial statements. The revised disclosure requirements are reflected in Note 10 of the consolidated financial statements.

In December 2003, the FASB revised Financial Interpretation Number (FIN) 46, "Consolidation of Variable Interest Entities." FIN 46, an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of any expected losses from the variable interest entity's activities, is entitled to receive any expected residual returns of the variable interest entity, or both. The guidance contained in FIN 46R is effective no later than the end of the first reporting period that ends after March 15, 2004. If an entity has applied the original guidance in this Interpretation prior to the effective date of FIN 46R, the entity shall continue to apply FIN 46 until the effective date or apply this Interpretation at an earlier date. On August 1, 2003, the Company refinanced its real estate operating lease facility, which qualified as a variable interest entity into a new entity. The Company evaluated this leasing transaction in accordance with the original guidance of FIN 46 and determined it does not have to consolidate this leasing entity. The Company has adopted the revised guidance of FIN 46R for variable interest entities created prior to December 31, 2003 in the fourth quarter of fiscal 2003 with no material effect on its consolidated financial statements.

In November 2003, the EITF reached a consensus on EITF 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers". This consensus addresses the application of EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor". EITF 02-16 addresses accounting issues pertaining to cash consideration received by a reseller from a vendor entered into after December 31, 2002. The provisions of EITF No. 03-10 would be applied to new arrangements, including modifications to existing arrangements, entered into or redeemed in fiscal periods beginning after November 25, 2003. The Company has adopted the provisions of EITF 03-10 in the fourth quarter of fiscal 2003 with no material effect on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and for all other instruments for interim periods beginning after June 15, 2003. The FASB continues to address certain implementation issues associated with the application of SFAS No. 150, including those related to mandatory redeemable financial instruments representing non-controlling interests in subsidiaries' consolidated financial statements. The Company will continue to monitor the actions of the FASB and assess the impact, if any, on its consolidated financial statements. The Company has adopted the effective provisions of SFAS No. 150 in the third quarter of fiscal 2003 with no material effect on its consolidated financial statements.

(dollar amounts in thousands, except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In May 2003, the EITF reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." This consensus addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The guidance in this EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company has elected early adoption for the provisions of this consensus prospectively in the fourth quarter of fiscal 2003 with no material effect on its consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments and hedging activities, resulting primarily from decisions made by the FASB's Derivatives Implementation Group following the issuance of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and is effective for hedging relationships designated after June 30, 2003. The Company adopted this statement in the second quarter of fiscal 2003 with no material effect on its consolidated financial statements.

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result of rescinding FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30, "Reporting the Results of Operations." This statement also amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Additional amendments include changes to other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company has adopted the provisions of SFAS No. 145 in the first quarter of fiscal 2003. Accordingly, reclassifications of these items have been made for fiscal 2002 and 2001 to maintain comparability for the reported periods.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and is effective for fiscal years beginning after June 15, 2002. The Company has adopted the provisions of SFAS No. 143 in the first quarter of fiscal 2003 and has recognized an initial asset of $2,844, accumulated depreciation of $2,247, a liability of $4,540 and a cumulative effect of a change in accounting principle before taxes of $3,943 ($2,484 net of tax) on its consolidated financial statements.

RECLASSIFICATIONS Certain reclassifications have been made to the prior years' consolidated financial statements to provide comparability with the current year's presentation.

(dollar amounts in thousands, except per share amounts)

NOTE 2—DEBT

LONG-TERM DEBT

	January 31, 2004	February 1, 2003
Medium-Term Notes, 6.7% to 6.9%, due March 2004 through March 2006	$100,000	$100,000
7% Notes due June 2005	100,000	100,000
6.92% Term Enhanced ReMarketable Securities, due July 2016	100,000	100,000
6.625% Notes due May 2003	—	75,000
Medium-Term Notes, 6.4% to 6.7%, due November 2004 through September 2007	51,215	51,215
Senior Secured Credit Facility, payable through July 2006	22,419	42,588
Other notes payable, 3.8% to 8%	1,347	7,361
Capital lease obligations, payable through July 2004	48	748
Revolving credit agreement	50	547
	375,079	477,459
Less current maturities	117,063	101,882
Total Long-term Debt	$258,016	$375,577

In November 2003, the Company retired $6,000 of aggregate principal notes with an original maturity date of January 1, 2004.

In the fourth quarter of fiscal 2003, the Company reclassified $16,000 aggregate principal amount of 6.67% Medium-Term Notes with a stated maturity date of November 5, 2004 and $35,000 aggregate principal amount of 6.71% Medium-Term Notes with a stated maturity date of November 3, 2004 to current liabilities on the balance sheet.

On August 1, 2003, the Company extended its revolving line of credit, which was set to expire September 22, 2004, to August 1, 2008. Thereafter, it automatically renews for annual periods, unless terminated by either party on 60 days notice prior to the applicable termination date. The line of credit provides up to $226,000 of borrowing availability, subject to certain required reserves, and is collateralized by inventory and accounts receivable. Funds may be drawn and repaid anytime prior to August 1, 2008. The loans bear interest at a rate equal to the London Interbank Offered Rate (LIBOR) plus 2.00%, subject to 0.25% incremental increases as excess availability under the line of credit falls below $50,000. The line of credit is subject to financial covenants. The weighted average interest rate on borrowings under the revolving credit agreement was 3.4% and 3.8% at January 31, 2004 and February 1, 2003, respectively.

On May 15, 2003, upon maturity, the Company retired $75,000 aggregate principal amount of 6.625% notes.

In the first quarter of fiscal 2003, the Company reclassified $32,000 aggregate principal amount of 6.75% Medium-Term Notes with a stated maturity date of March 10, 2004 and $25,000 aggregate principal amount of 6.65% Medium-Term Notes with a stated maturity date of March 3, 2004 to current liabilities on the consolidated balance sheet.

In the third quarter of fiscal 2002, the Company retired $42,875 aggregate principal amount of the remaining $43,005 of the Medium-Term Notes with an original maturity date of September 2007. These notes were redeemed at the option of the holders.

In the second quarter of fiscal 2002, the Company retired $49,915 aggregate principal amount of the $50,000 Medium-Term Notes with an original maturity date of July 2007. These notes were redeemed at the option of the holders.

(dollar amounts in thousands, except per share amounts)

NOTE 2—DEBT (Continued)

In June 2001, the Company obtained $90,000 in a Senior Secured Credit Facility, which was satisfied in full on April 1, 2004. The Facility, which was secured by certain equipment and real estate with a total book value as of January 31, 2004 of $103,104, was issued in two tranches. Tranche A was a term loan for $45,000 with an interest rate based on LIBOR plus 3.65%. Tranche A was structured as a two-year term loan payable in equal installments with the final payment made in fiscal 2003. The weighted average interest rate on Tranche A was 4.98% at January 31, 2004 and 5.5% at February 1, 2003. Tranche B was a term loan for $45,000 with an interest rate of LIBOR plus 3.95%. Tranche B was structured as a five-year term loan payable in equal installments with the final payment due in 2006. The weighted average interest rate on Tranche B was 5.18% at January 31, 2004 and 5.8% at February 1, 2003. The Senior Secured Credit Facility was subject to certain financial covenants.

In February 1998, the Company established a Medium-Term Note program which permitted the Company to issue up to $200,000 of Medium-Term Notes. Under this program the Company sold $100,000 principal amount of Senior Notes, ranging in annual interest rates from 6.7% to 6.9% and due March 2004 and March 2006. Additionally, in July 1998, under this note program, the Company sold $100,000 of Term Enhanced ReMarketable Securities with a stated maturity date of July 2016. The Company also sold a call option with the securities, which allows the securities to be remarketed to the public in July 2006 under certain circumstances. If the securities are not remarketed, the Company will be obligated to repay the principal amount in full in July 2016. The level yield to maturity on the securities is approximately 6.85% and the coupon rate is 6.92%.

The other notes payable have a weighted average interest rate of 5.1% at January 31, 2004 and 5.7% at February 1, 2003, and mature at various times through August 2016. Certain of these notes are collateralized by land and buildings with an aggregate carrying value of approximately $6,984 and $7,116 at January 31, 2004 and February 1, 2003, respectively.

CONVERTIBLE DEBT

	January 31, 2004	February 1, 2003
4.25% Senior convertible notes, due June 2007	$150,000	$150,000
Subtotal	150,000	150,000
Less current maturities	—	—
Total Long-term Convertible Debt	$150,000	$150,000

On May 21, 2002, the Company issued $150,000 aggregate principal amount of 4.25% Convertible Senior Notes due June 1, 2007. The notes are unsecured and jointly and severally guaranteed by the Company's wholly-owned direct and indirect operating subsidiaries, The Pep Boys Manny Moe & Jack of California, Pep Boys—Manny, Moe & Jack of Delaware, Inc. and Pep Boys—Manny, Moe & Jack of Puerto Rico, Inc. The notes may be converted into shares of Pep Boys common stock at any time prior to their maturity unless they have been previously repurchased or redeemed by the Company. The conversion rate is 44.6484 shares per each $1,000 principal amount of notes, equivalent to a conversion price of approximately $22.40 per share. Interest on the notes is payable by the Company on June 1 and December 1 of each year.

Several of the Company's debt agreements require the maintenance of certain financial ratios and compliance with covenants. Approximately $18,046 of the Company's net worth was not restricted by these covenants as of January 31, 2004. The Company was in compliance with all such ratios and covenants at January 31, 2004.

(dollar amounts in thousands, except per share amounts)

NOTE 2—DEBT (Continued)

The annual maturities of all long-term debt and capital lease commitments for the next five years are:

Year	Long-Term Debt	Capital Leases	Total
2004	$117,015	$48	$117,063
2005	109,017	—	109,017
2006	148,468	—	148,468
2007	150,235	—	150,235
2008	71	—	21
Thereafter	225	—	275
Total	$525,031	$48	$525,079

The Company was contingently liable for outstanding letters of credit in the amount of approximately $40,886 at January 31, 2004. The Company was also contingently liable for surety bonds in the amount of approximately $7,724 at January 31, 2004.

NOTE 3—ACCRUED EXPENSES

The Company's accrued expenses for fiscal years ended January 31, 2004 and February 1, 2003 were as follows:

	January 31, 2004	February 1, 2003
Medical and casualty risk insurance	$136,599	$124,571
Accrued compensation and related taxes	51,043	49,923
Legal reserves	26,576	6,054
Other	53,347	51,707
Total	$267,565	$232,255

NOTE 4—OTHER CURRENT ASSETS

The Company's other current assets for fiscal years ended January 31, 2004 and February 1, 2003 were as follows:

	January 31, 2004	February 1, 2003
Reinsurance premiums receivable	$67,326	$56,445
Income taxes receivable	13,517	—
Other	253	242
Total	$81,096	$56,687

NOTE 5—LEASE AND OTHER COMMITMENTS

On August 1, 2003, the Company refinanced $132,000 in operating leases. These leases, which expire on August 1, 2008, have lease payments with an effective rate of LIBOR plus 2.06%. The Company has evaluated this transaction in accordance with the original guidance of FIN 46 and has determined that it is not required to consolidate the leasing entity. The leases include a residual value guarantee with a maximum value of approximately $105,000. The Company expects the fair market value of the leased real estate to substantially reduce or eliminate the Company's payment under the residual guarantee at the end of the lease term.

(dollar amounts in thousands, except per share amounts)

NOTE 5—LEASE AND OTHER COMMITMENTS (Continued)

In accordance with FIN 45, the Company has recorded a liability for the fair value of the guarantee related to this operating lease. As of January 31, 2004, the current value of this liability was $4,488, which is recorded in other long-term liabilities on the consolidated balance sheets.

In May 2001, the Company sold certain operating assets for $14,000. The assets were leased back from the purchaser in a lease structured as a one-year term with three one-year renewal options. The resulting lease is being accounted for as an operating lease and the gain of $3,817 from the sale of the certain operating assets is deferred until the lease term is completed and the residual guarantee is satisfied, at which time the gain will be recorded in costs of merchandise sales and costs of service revenue.

The Company leases certain property and equipment under operating leases and capital leases which contain renewal and escalation clauses. Future minimum rental commitments for noncancelable operating leases and capital leases in effect as of January 31, 2004 are shown in the table below. All amounts are exclusive of lease obligations and sublease rentals applicable to stores for which reserves in conjunction with the restructuring have previously been established. The aggregate minimum rental commitments for such leases having terms of more than one year are approximately:

Year	Operating Leases	Capital Leases
2004	$ 51,266	$48
2005	45,629	—
2006	43,670	—
2007	41,442	—
2008	34,634	—
Thereafter	258,491	—
Aggregate minimum lease commitments	$475,132	48
Less: interest on capital leases		—
Present Value of Net Minimum Lease Commitments		$48

Rental expenses incurred for operating leases in fiscal years 2003, 2002 and 2001 were $63,057, $61,516 and $61,859, respectively.

In October 2001, the Company entered into a contractual commitment to purchase media advertising services with equal annual purchase requirements totaling $39,773 over four years. As of January 31, 2004, the Company was obligated to purchase an outstanding balance of $15,569. The minimum required purchases for each of the remaining two years of this commitment are as follows: 2004—$8,112; 2005—$7,457.

NOTE 6—STOCKHOLDERS' EQUITY

SHARE REPURCHASE—TREASURY STOCK On February 1, 1999, the Company repurchased 11,276,698 of its common shares outstanding pursuant to a Dutch Auction self-tender offer at a price of $16.00 per share. The repurchased shares included 1,276,698 common shares which were repurchased as a result of the Company exercising its option to purchase an additional 2% of its outstanding shares. Expenses related to the share repurchase were approximately $1,638 and were included as part of the cost of the shares acquired. A portion of the treasury shares will be used by the Company to provide benefits to employees under its compensation plans and in conjunction with the Company's dividend reinvestment program. As of January 31, 2004, the Company has reflected 8,928,159 shares of its common stock at a cost of $144,148 as "cost of shares in treasury" on the Company's consolidated balance sheet.

(dollar amounts in thousands, except per share amounts)

NOTE 6—STOCKHOLDERS' EQUITY (Continued)

RIGHTS AGREEMENT On December 31, 1997, the Company distributed as a dividend one common share purchase right on each of its common shares. The rights will not be exercisable or transferable apart from the Company's common stock until a person or group, as defined in the rights agreement (dated December 5, 1997), without the proper consent of the Company's Board of Directors, acquires 15% or more, or makes an offer to acquire 15% or more of the Company's outstanding stock. When exercisable, the rights entitle the holder to purchase one share of the Company's common stock for $125. Under certain circumstances, including the acquisition of 15% of the Company's stock by a person or group, the rights entitle the holder to purchase common stock of the Company or common stock of an acquiring company having a market value of twice the exercise price of the right. The rights do not have voting power and are subject to redemption by the Company's Board of Directors for $.01 per right anytime before a 15% position has been acquired and for 10 days thereafter, at which time the rights become non-redeemable. The rights expire on December 31, 2007.

BENEFITS TRUST On April 29, 1994, the Company established a flexible employee benefits trust with the intention of purchasing up to $75,000 worth of the Company's common shares. The repurchased shares will be held in the trust and will be used to fund the Company's existing benefit plan obligations including healthcare programs, savings and retirement plans and other benefit obligations. The trust will allocate or sell the repurchased shares through 2023 to fund these benefit programs. As shares are released from the trust, the Company will charge or credit additional paid-in capital for the difference between the fair value of shares released and the original cost of the shares to the trust. For financial reporting purposes, the trust is consolidated with the accounts of the Company. All dividend and interest transactions between the trust and the Company are eliminated. In connection with the Dutch Auction self-tender offer, 37,230 shares were tendered at a price of $16.00 per share in fiscal 1999. At January 31, 2004, the Company has reflected 2,195,270 shares of its common stock at a cost of $59,264 as "cost of shares in benefits trust" on the Company's consolidated balance sheet.

NOTE 7—RESTRUCTURING

Building upon the Profit Enhancement Plan launched in October 2000, the Company, during fiscal 2003, conducted a comprehensive review of its operations including individual store performance, the entire management infrastructure and its merchandise and service offerings. On July 31, 2003, the Company announced several initiatives aimed at realigning its business and continuing to improve upon the Company's profitability. The Company expects these actions, including the disposal and sublease of the Company's real properties, to be substantially completed by the end of the second quarter 2004 and estimates the costs, including future costs that were not accrued, to be approximately $71,000. The Company is accounting for these initiatives in accordance with the provisions of SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". These initiatives included:

Closure of 33 under-performing stores on July 31, 2003

The charges related to these closures included a $33,887 write-down of fixed assets, $1,122 in long-term lease and other related obligations, net of subleases, and $980 in workforce reduction costs. These charges are included in discontinued operations of the consolidated statement of operations. The write-down of fixed assets includes the adjustment to the market value of those owned stores that are now classified as assets held for disposal in accordance with SFAS 144 and the write-down of leasehold improvements. The assets held for disposal have been valued at the lower of their carrying amount or their estimated fair value, net of disposal costs. The long-term lease and other related obligations represent the fair value of such obligations less the estimated net sublease income. The workforce reduction costs represent the involuntary termination benefits payable to approximately 900 store employees, all of who were notified on or prior to July 31, 2003. Severance for these employees was accrued in accordance with SFAS 146. Approximately 61% of these employees were terminated as of November 1, 2003. The remaining employees accepted other positions within the Company subsequent to the July 31, 2003 notification date. The

(dollar amounts in thousands, except per share amounts)

NOTE 7—RESTRUCTURING (Continued)

accrued severance of $557 related to employees that accepted other positions was reversed in the third quarter of fiscal 2003. An additional $187 in accrued severance was reversed in the fourth quarter of fiscal 2003 for a change in the estimate of severance payable. These reversals were recorded in discontinued operations on the consolidated statement of operations.

Discontinuation of certain merchandise offerings

In the second quarter, the Company recorded a $24,580 write-down of inventory as a result of a decision to discontinue certain merchandising offerings. This write-down was recorded in cost of merchandise sales on the consolidated statement of operations.

Corporate realignment

The charges related to this realignment included $3,070 in workforce reduction costs, $2,543 of expenses incurred in the development of the restructuring plan, a $536 write-down of certain assets and $467 in costs related to two warehouse lease terminations. The workforce reduction costs represent the involuntary termination benefits payable to 150 Store Support Center employees and field managers. All of these employees were terminated as of November 1, 2003. The realignment charges were recorded in selling, general and administrative expenses and cost of merchandise sales on the consolidated statement of operations.

Reserve Summary

The following chart details the reserve balances through January 31, 2004. The reserve includes remaining rent on leases net of sublease income, other contractual obligations associated with leased properties and employee severance.

	Severance	Lease Expenses	Contractual Obligations	Total
Reserve balance at Feb. 1, 2003	$ —	$ —	$ —	$ —
Original reserve	4,050	2,332	887	7,269
Provision for present value of liabilities	—	92	25	117
Changes in assumptions about future sublease income, lease termination, contractual obligations and severance	(744)	2,098	(44)	1,310
Cash payments	(2,933)	(2,154)	(405)	(5,492)
Reserve balance at Jan. 31, 2004	$ 373	$ 2,368	$ 463	$ 3,204

(dollar amounts in thousands, except per share amounts)

NOTE 8—DISCONTINUED OPERATIONS

In accordance with SFAS No. 144, the Company's discontinued operations reflect the operating results for the 33 stores closed on July 31, 2003 as part of the Company's corporate restructuring. The results for the fiscal years ended January 31, 2004, February 1, 2003, and February 2, 2002 have been reclassified to show the results of operations for the 33 closed stores as discontinued operations. Below is a summary of these results:

Year ended	January 31, 2004	February 1, 2003	February 2, 2002
Total Revenues	$ 37,722	$74,711	$73,865
Total Gross (Loss) Profit	(18,851)	17,565	17,151
Selling, General, and Administrative Expenses	9,981	16,283	16,148
(Loss) Earnings from Discontinued Operations Before Income Taxes	(28,832)	1,282	1,003
(Loss) Earnings from Discontinued Operations, Net of Tax	$(18,263)	$ 808	$ 642

Additionally, the Company has made certain reclassifications to its consolidated balance sheets to reflect the assets held for disposal and assets from discontinued operations associated with the 33 stores closed on July 31, 2003. As of January 31, 2004 and February 1, 2003, these reclassifications were as follows:

	January 31, 2004	February 1, 2003
Land	$ (8,954)	$(15,008)
Building and improvements	(7,975)	(45,872)
Furniture, fixtures and equipment	—	(23,785)
	(16,929)	(84,665)
Less accumulated depreciation and amortization	—	(27,114)
Property and Equipment—Net	$(16,929)	$(57,551)
Assets held for disposal	$ 16,929	$ —
Assets from discontinued operations	$ —	$ 57,551

During fiscal 2003, the Company sold assets held for disposal for proceeds of $12,068, resulting in a gain of $7,097 which was recorded in discontinued operations on the consolidated statement of operations.

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION—CONVERTIBLE SENIOR NOTES

On May 21, 2002, the Company issued $150,000 aggregate principal amount of 4.25% Convertible Senior Notes. The notes are jointly and severally guaranteed by the Company's wholly-owned direct and indirect operating subsidiaries ("subsidiary guarantors"), The Pep Boys Manny Moe & Jack of California, Pep Boys—Manny, Moe & Jack of Delaware, Inc. and Pep Boys—Manny, Moe & Jack of Puerto Rico, Inc.

The following are consolidating balance sheets of the Company as of January 31, 2004 and February 1, 2003 and the related consolidating statements of operations and consolidating statements of cash flows for the fiscal years ended January 31, 2004, February 1, 2003 and February 2, 2002:

(dollar amounts in thousands, except per share amounts)

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION—CONVERTIBLE SENIOR NOTES (Continued)

CONSOLIDATING BALANCE SHEET

As of January 31, 2004	Pep Boys	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Elimination	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 43,929	$ 9,070	$ 7,985	$ —	$ 60,984
Accounts receivable, net	14,573	15,989	—	—	30,562
Merchandise inventories	191,111	362,451	—	—	553,562
Prepaid expenses	25,860	16,714	17,656	(20,750)	39,480
Deferred income taxes	7,224	8,354	5,248	—	20,826
Other	17,891	7,457	55,748	—	81,096
Assets held for disposal	8,083	8,846	—	—	16,929
Total Current Assets	308,671	428,881	86,637	(20,750)	803,439
Property and Equipment—at cost:					
Land	87,484	176,423	—	—	263,907
Buildings and improvements	308,066	591,048	—	—	899,114
Furniture, fixtures and equipment	286,472	300,135	—	—	586,607
Construction in progress	12,800	—	—	—	12,800
	694,822	1,067,606	—	—	1,762,428
Less accumulated depreciation and amortization	344,773	431,469	—	—	776,242
Total Property and Equipment—Net	350,049	636,137	—	—	986,186
Investment in subsidiaries	1,473,013	—	1,162,965	(2,635,978)	
Intercompany receivable	—	410,107	356,382	(766,489)	—
Other	48,240	3,158	—	—	51,398
Total Assets	$2,179,973	$1,478,283	$1,605,984	$(3,423,217)	$1,841,023
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Accounts payable	$ 342,575	$ 9	$ —	$ —	$ 342,584
Accrued expenses	43,670	85,790	158,855	(20,750)	267,565
Current maturities of long-term debt and obligations under capital leases	117,063	—	—	—	117,063
Total Current Liabilities	503,308	85,799	158,855	(20,750)	727,212
Long-term debt and obligations under capital leases, less current maturities	257,983	33	—	—	258,016
Convertible long-term debt, less current maturities	150,000	—	—	—	150,000
Other long-term liabilities	9,952	18,850	—	—	28,802
Intercompany liabilities	607,168	159,321	—	(766,489)	—
Deferred income taxes	34,811	22,681	—	—	57,492
Deferred gain on sale leaseback	1,157	2,750	—	—	3,907
Stockholders' Equity:					
Common stock	63,911	1,501	101	(1,602)	63,911
Additional paid-in capital	177,317	240,359	200,398	(440,757)	177,317
Retained earnings	577,793	946,989	1,246,630	(2,193,619)	577,793
Accumulated other comprehensive loss	(15)	—	—	—	(15)
	819,006	1,188,849	1,447,129	(2,635,978)	819,006
Less:					
Cost of shares in treasury	144,148	—	—	—	144,148
Cost of shares in benefits trust	59,264	—	—	—	59,264
Total Stockholders' Equity	615,594	1,188,849	1,447,129	(2,635,978)	615,594
Total Liabilities and Stockholders' Equity	$2,179,973	$1,478,283	$1,605,984	$(3,423,217)	$1,841,023

(dollar amounts in thousands, except per share amounts)

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION—CONVERTIBLE SENIOR NOTES (Continued)

CONSOLIDATING BALANCE SHEET

As of February 1, 2003	Pep Boys	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Elimination	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 32,654	$ 9,714	$ 402	$ —	$ 42,770
Accounts receivable, net	8,122	9,794	—	—	17,916
Merchandise inventories	166,166	322,716	—	—	488,882
Prepaid expenses	29,176	16,308	17,637	(19,375)	43,746
Deferred income taxes	6,812	(819)	7,730	—	13,723
Other	107	—	56,580	—	56,687
Assets held for disposal	—	1,146	—	—	1,146
Total Current Assets	243,037	358,859	82,349	(19,375)	664,870
Property and Equipment—at cost:					
Land	88,271	175,830	—	—	264,101
Buildings and improvements	303,200	587,698	—	—	890,898
Furniture, fixtures and equipment	279,884	300,862	—	—	580,746
Construction in progress	14,764	4,686	—	—	19,450
	686,119	1,069,076	—	—	1,755,195
Less accumulated depreciation and amortization	319,005	405,704	—	—	724,709
Total Property and Equipment—Net	367,114	663,372	—	—	1,030,486
Investment in subsidiaries	1,455,877	—	1,121,299	(2,577,176)	—
Intercompany receivable	—	631,438	335,640	(967,078)	—
Other	41,972	5,031	—	—	47,003
Assets from discontinued operations	14,219	43,332	—	—	57,551
Total Assets	$2,122,219	$1,702,032	$1,539,288	$(3,563,629)	$1,799,910
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Accounts payable	$ 200,044	$ 9	$ —	$ —	$ 200,053
Accrued expenses	59,625	48,567	143,438	(19,375)	232,255
Current maturities of long-term debt and obligations under capital leases	101,882	—	—	—	101,882
Total Current Liabilities	361,551	48,576	143,438	(19,375)	534,190
Long—term debt and obligations under capital leases, less current maturities	375,216	361	—	—	375,577
Convertible long-term debt, less current maturities	150,000	—	—	—	150,000
Other long-term liabilities	5,955	19,201	—	—	25,156
Intercompany liabilities	544,877	422,201	—	(967,078)	—
Deferred income taxes	33,322	27,341	—	—	60,663
Deferred gain on sale leaseback	1,306	3,026	—	—	4,332
Stockholders' Equity:					
Common stock	63,911	1,501	101	(1,602)	63,911
Additional paid-in capital	177,244	240,359	200,398	(440,757)	177,244
Retained earnings	630,847	939,466	1,195,351	(2,134,817)	630,847
Accumulated other comprehensive loss	(151)	—	—	—	(151)
	871,851	1,181,326	1,395,850	(2,577,176)	871,851
Less:					
Cost of shares in treasury	162,595	—	—	—	162,595
Cost of shares in benefits trust	59,264	—	—	—	59,264
Total Stockholders' Equity	649,992	1,181,326	1,395,850	(2,577,176)	649,992
Total Liabilities and Stockholders' Equity	$2,122,219	$1,702,032	$1,539,288	$(3,563,629)	$1,799,910

(dollar amounts in thousands, except per share amounts)

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION—CONVERTIBLE SENIOR NOTES (Continued)

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended January 31, 2004	Pep Boys	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Elimination	Consolidated
Merchandise Sales	$591,505	$1,136,881	$ —	$ —	$1,728,386
Service Revenue	141,304	264,580	—	—	405,884
Other Revenue	—	—	26,825	(26,825)	—
Total Revenues	732,809	1,401,461	26,825	(26,825)	2,134,270
Costs of Merchandise Sales	424,858	813,289	—	—	1,238,147
Costs of Service Revenue	105,473	203,907	—	—	309,380
Costs of Other Revenue	—	—	31,636	(31,636)	—
Total Costs of Revenues	530,331	1,017,196	31,636	(31,636)	1,547,527
Gross Profit from Merchandise Sales	166,647	323,592	—	—	490,239
Gross Profit from Service Revenue	35,831	60,673	—	—	96,504
Gross Loss from Other Revenue	—	—	(4,811)	4,811	—
Total Gross Profit (Loss)	202,478	384,265	(4,811)	4,811	586,743
Selling, General and Administrative Expenses	192,228	372,454	341	4,811	569,834
Operating Profit (Loss)	10,250	11,811	(5,152)	—	16,909
Equity in Earnings of Subsidiaries	17,136	—	41,666	(58,802)	—
Non-Operating (Expense) Income	(17,056)	48,550	19,915	(48,070)	3,339
Interest Expense	61,675	24,650	—	(48,070)	38,255
(Loss) Earnings from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle	(51,345)	35,711	56,429	(58,802)	(18,007)
Income Tax (Benefit) Expense	(24,225)	12,467	5,150	—	(6,608)
Net (Loss) Earnings from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	(27,120)	23,244	51,279	(58,802)	(11,399)
Loss from Discontinued Operations, Net of Tax	(4,127)	(14,136)	—	—	(18,263)
Cumulative Effect of Change in Accounting Principle, Net of Tax	(899)	(1,585)	—	—	(2,484)
Net (Loss) Earnings	$(32,146)	$ 7,523	$51,279	$(58,802)	$ (32,146)

(dollar amounts in thousands, except per share amounts)

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION—CONVERTIBLE SENIOR NOTES (Continued)

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended February 1, 2003	Pep Boys	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Elimination	Consolidated
Merchandise Sales	$585,819	$1,111,809	$ —	$ —	$1,697,628
Service Revenue	140,419	259,730	—	—	400,149
Other Revenue	—	—	26,075	(26,075)	—
Total Revenues	726,238	1,371,539	26,075	(26,075)	2,097,777
Costs of Merchandise Sales	406,192	776,946	—	—	1,183,138
Costs of Service Revenue	101,443	196,650	—	—	298,093
Costs of Other Revenue	—	—	29,498	(29,498)	—
Total Costs of Revenues	507,635	973,596	29,498	(29,498)	1,481,231
Gross Profit from Merchandise Sales	179,627	334,863	—	—	514,490
Gross Profit from Service Revenue	38,976	63,080	—	—	102,056
Gross Loss from Other Revenue	—	—	(3,423)	3,423	—
Total Gross Profit (Loss)	218,603	397,943	(3,423)	3,423	616,546
Selling, General and Administrative Expenses	168,327	332,096	317	3,423	504,163
Operating Profit (Loss)	50,276	65,847	(3,740)	—	112,383
Equity in Earnings of Subsidiaries	67,153	—	70,805	(137,958)	—
Non-Operating (Expense) Income	(16,977)	47,332	21,113	(48,371)	3,097
Interest Expense	70,099	25,509	—	(48,371)	47,237
Earnings from Continuing Operations Before Income Taxes	30,353	87,670	88,178	(137,958)	68,243
Income Tax (Benefit) Expense	(12,828)	32,013	6,066	—	25,251
Net Earnings from Continuing Operations	43,181	55,657	82,112	(137,958)	42,992
Earnings from Discontinued Operations, Net of Tax	619	189	—	—	808
Net Earnings	$ 43,800	$ 55,846	$82,112	$(137,958)	$ 43,800

(dollar amounts in thousands, except per share amounts)

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION—CONVERTIBLE SENIOR NOTES (Continued)

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended February 2, 2002	Pep Boys	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Elimination	Consolidated
Merchandise Sales	$587,319	$1,119,871	$ —	$ —	$1,707,190
Service Revenue	143,267	260,238	—	—	403,505
Other Revenue	—	—	22,588	(22,588)	—
Total Revenues	730,586	1,380,109	22,588	(22,588)	2,110,695
Costs of Merchandise Sales	415,805	791,348	—	—	1,207,153
Costs of Service Revenue	105,848	196,604	—	—	302,452
Costs of Other Revenue	—	—	26,118	(26,118)	—
Total Costs of Revenues	521,653	987,952	26,118	(26,118)	1,509,605
Gross Profit from Merchandise Sales	171,514	328,523	—	—	500,037
Gross Profit from Service Revenue	37,419	63,634	—	—	101,053
Gross Loss from Other Revenue	—	—	(3,530)	3,530	—
Total Gross Profit (Loss)	208,933	392,157	(3,530)	3,530	601,090
Selling, General and Administrative Expenses	167,733	326,231	304	3,530	497,798
Operating Profit (Loss)	41,200	65,926	(3,834)	—	103,292
Equity in Earnings of Subsidiaries	65,109	—	73,910	(139,019)	—
Non-Operating (Expense) Income	(15,616)	49,962	22,979	(52,702)	4,623
Interest Expense	74,617	31,794	—	(52,702)	53,709
Earnings from Continuing Operations Before Income Taxes	16,076	84,094	93,055	(139,019)	54,206
Income Tax (Benefit) Expense	(18,754)	31,566	6,701	—	19,513
Net Earnings from Continuing Operations	34,830	52,528	86,354	(139,019)	34,693
Earnings from Discontinued Operations, Net of Tax	505	137	—	—	642
Net Earnings	$ 35,335	$ 52,665	$86,354	$(139,019)	$ 35,335

(dollar amounts in thousands, except per share amounts)

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION—CONVERTIBLE SENIOR NOTES (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS

Year ended January 31, 2004	Pep Boys	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Elimination	Consolidated
Cash Flows from Operating Activities:					
Net (Loss) Earnings	$ (32,146)	$ 7,523	$ 51,279	$(58,802)	$ (32,146)
Net Loss from Discontinued Operations	(4,127)	(14,136)	—	—	(18,263)
Net (Loss) Earnings from Continuing Operations	(28,019)	21,659	51,279	(58,802)	(13,883)
Adjustments to Reconcile Net (Loss) Earnings to Net Cash Provided By Continuing Operations:					
Depreciation and amortization	29,171	40,440	—	—	69,611
Cumulative effect of change in accounting principle, net of tax	899	1,585	—	—	2,484
Accretion of asset disposal obligation	38	125	—	—	163
Equity in earnings of subsidiaries	(17,136)	—	(41,666)	58,802	—
Deferred income taxes	3,248	(6,085)	2,482	—	(355)
Deferred gain on sale leaseback	(149)	(276)	—	—	(425)
Loss on asset impairments	13,164	2,121	—	—	15,285
(Gain) loss from sale of assets	(7)	169	—	—	162
Changes in operating assets and liabilities:					
(Increase) decrease in accounts receivable, prepaid expenses and other	(22,501)	(11,737)	813	1,375	(32,050)
Increase in merchandise inventories	(24,945)	(39,735)	—	—	(64,680)
Increase in accounts payable	142,531	—	—	—	142,531
(Decrease) increase in accrued expenses	(19,689)	32,827	15,417	(1,375)	27,180
Increase (decrease) in other long-term liabilities	3,997	(351)	—	—	3,646
Net Cash Provided by Continuing Operations	80,602	40,742	28,325	—	149,669
Net Cash Provided by Discontinued Operations	367	2,034	—	—	2,401
Net Cash Provided by Operating Activities	80,969	42,776	28,325	—	152,070
Cash Flows from Investing Activities:					
Capital expenditures from continuing operations	(27,724)	(15,538)	—	—	(43,262)
Proceeds from sales of assets	870	2,446	—	—	3,316
Proceeds from sales of assets held for disposal	—	13,214	—	—	13,214
Net Cash (Used in) Provided by Investing Activities	(26,854)	122	—	—	(26,732)
Cash Flows from Financing Activities:					
Net payments under line of credit agreements	(169)	(328)	—	—	(497)
Payments for finance issuance costs	(2,356)	—	—	—	(2,356)
Payments on capital lease obligations	(700)	—	—	—	(700)
Reduction of long-term debt	(101,183)	—	—	—	(101,183)
Intercompany loan	63,956	(43,214)	(20,742)	—	—
Dividends paid	(14,089)	—	—	—	(14,089)
Proceeds from exercise of stock options	10,483	—	—	—	10,483
Proceeds from dividend reinvestment plan	1,218	—	—	—	1,218
Net Cash Used In Financing Activities	(42,840)	(43,542)	(20,742)	—	(107,124)
Net Increase (Decrease) in Cash	11,275	(644)	7,583	—	18,214
Cash and Cash Equivalents at Beginning of Year	32,654	9,714	402	—	42,770
Cash and Cash Equivalents at End of Year	$ 43,929	$ 9,070	$ 7,985	$ —	$ 60,984

(dollar amounts in thousands, except per share amounts)

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION—CONVERTIBLE SENIOR NOTES (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS

Year ended February 1, 2003	Pep Boys	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Elimination	Consolidated
Cash Flows from Operating Activities:					
Net Earnings	$ 43,800	$ 55,846	$ 82,112	$(137,958)	$ 43,800
Net Earnings from Discontinued Operations	619	189	—	—	808
Net Earnings from Continuing Operations	43,181	55,657	82,112	(137,958)	42,992
Adjustments to Reconcile Net Earnings to Net Cash Provided By Continuing Operations:					
Depreciation and amortization	32,928	43,005	—	—	75,933
Deferred income taxes	2,823	(3,211)	(788)	—	(1,176)
Deferred gain on sale leaseback	(11)	(101)	—	—	(112)
Equity in earnings of subsidiaries	(67,153)	—	(70,805)	137,958	—
Loss on assets held for disposal	11	815	—	—	826
Gain from sale of assets	(216)	(1,693)	—	—	(1,909)
Changes in operating assets and liabilities:					
Decrease (increase) in accounts receivable, prepaid expenses and other	15,147	(41,241)	10,938	2,125	(13,031)
Decrease in merchandise inventories	10,530	20,061	—	—	30,591
Decrease in accounts payable	(16,032)	—	—	—	(16,032)
Increase in accrued expenses	2,956	361	12,953	(2,125)	14,145
(Decrease) increase in other long-term liabilities	(384)	1,660	—	—	1,276
Net Cash Provided by Continuing Operations	23,780	75,313	34,410	—	133,503
Net Cash Provided by Discontinued Operations	1,911	2,986	—	—	4,897
Net Cash Provided by Operating Activities	25,691	78,299	34,410	—	138,400
Cash Flows from Investing Activities:					
Capital expenditures from continuing operations	(27,005)	(14,884)	—	—	(41,889)
Capital expenditures from discontinued operations	(163)	(1,859)	—	—	(2,022)
Proceeds from sales of assets	816	1,820	—	—	2,636
Proceeds from assets held for disposal	1,234	7,188	—	—	8,422
Net Cash Used in Investing Activities	(25,118)	(7,735)	—	—	(32,853)
Cash Flows from Financing Activities:					
Net payments under line of credit agreements	(23,841)	(46,454)	—	—	(70,295)
Repayment of life insurance policy loan	(17,908)	(2,778)	—	—	(20,686)
Payments on capital lease obligations	(642)	—	—	—	(642)
Reduction of long-term debt	(121,938)	—	—	—	(121,938)
Net proceeds from issuance of notes	146,250	—	—	—	146,250
Intercompany loan	56,811	(22,492)	(34,319)	—	—
Dividends paid	(13,911)	—	—	—	(13,911)
Proceeds from exercise of stock options	1,139	—	—	—	1,139
Proceeds from dividend reinvestment plan	1,325	—	—	—	1,325
Net Cash Provided by (Used in) Financing Activities	27,285	(71,724)	(34,319)	—	(78,758)
Net Increase (Decrease) in Cash	27,858	(1,160)	91	—	26,789
Cash and Cash Equivalents at Beginning of Year	4,796	10,874	311	—	15,981
Cash and Cash Equivalents at End of Year	$ 32,654	$ 9,714	$ 402	$ —	$ 42,770

(dollar amounts in thousands, except per share amounts)

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION—CONVERTIBLE SENIOR NOTES (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS

Year ended February 2, 2002	Pep Boys	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Elimination	Consolidated
Cash Flows from Operating Activities:					
Net Earnings	$ 35,335	$ 52,665	$ 86,354	$(139,019)	$ 35,335
Net Earnings from Discontinued Operations	505	137	—	—	642
Net Earnings from Continuing Operations	34,830	52,528	86,354	(139,019)	34,693
Adjustments to Reconcile Net Earnings to Net Cash (Used in) Provided By Continuing Operations:					
Depreciation and amortization	35,657	45,333	—	—	80,990
Deferred income taxes	1,110	6,730	(416)	—	7,424
Deferred gain on sale leaseback	(12)	(14)	—	—	(26)
Equity in earnings of subsidiaries	(65,109)	—	(73,910)	139,019	—
Loss on assets held for disposal	3,256	—	—	—	3,256
Gain from sale of assets	24	2,325	—	—	2,349
Gain from extinguishment of debt	(47)	(1,049)	—	—	(1,096)
Changes in operating assets and liabilities:	(755)	—	—	—	(755)
(Increase) decrease in accounts receivable, prepaid expenses and other	(33,052)	35,258	(18,087)	(1,325)	(17,206)
Decrease in merchandise inventories	9,674	18,588	—	—	28,262
Increase in accounts payable	11,330	—	—	—	11,330
(Decrease) increase in accrued expenses	(16,831)	18,176	9,064	1,325	11,734
Increase in other long-term liabilities	219	2,007	—	—	2,226
Net Cash (Used in) Provided by Continuing Operations	(19,706)	179,882	3,005	—	163,181
Net Cash Provided by Discontinued Operations	1,808	2,904	—	—	4,712
Net Cash (Used in) Provided by Operating Activities	(17,898)	182,786	3,005	—	167,893
Cash Flows from Investing Activities:					
Capital expenditures from continuing operations	(14,133)	(9,228)	—	—	(23,361)
Capital expenditures from discontinued operations	(259)	(1,755)	—	—	(2,014)
Proceeds from sales of assets	5,181	17,308	—	—	22,489
Proceeds from sales of assets held for disposal	2,024	2,247	—	—	4,271
Net Cash (Used in) Provided by Investing Activities	(7,187)	8,572	—	—	1,385
Cash Flows from Financing Activities:					
Net payments under line of credit agreements	(19,147)	(37,729)	—	—	(56,876)
Reduction of long-term debt	(18,571)	—	—	—	(18,571)
Reduction of convertible debt	(161,056)	—	—	—	(161,056)
Net proceeds from issuance of notes	87,522	—	—	—	87,522
Intercompany loan	152,962	(149,793)	(3,169)	—	—
Dividends paid	(13,864)	—	—	—	(13,864)
Proceeds from exercise of stock options	181	—	—	—	181
Proceeds from dividend reinvestment plan	1,372	—	—	—	1,372
Net Cash Provided by (Used in) Financing Activities	29,399	(187,522)	(3,169)	—	(161,292)
Net Increase (Decrease) in Cash	4,314	3,836	(164)	—	7,986
Cash and Cash Equivalents at Beginning of Year	482	7,038	475	—	7,995
Cash and Cash Equivalents at End of Year	$ 4,796	$ 10,874	$ 311	$ —	$ 15,981

(dollar amounts in thousands, except per share amounts)

NOTE 10—PENSION AND SAVINGS PLANS

The Company has a defined benefit pension plan covering substantially all of its full-time employees hired on or before February 1, 1992. Normal retirement age is 65. Pension benefits are based on salary and years of service. The Company's policy is to fund amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the requirements of ERISA.

The actuarial computations are made using the "projected unit credit method." Variances between actual experience and assumptions for costs and returns on assets are amortized over the remaining service lives of employees under the plan.

As of December 31, 1996, the Company froze the accrued benefits under the plan and active participants became fully vested. The plan's trustee will continue to maintain and invest plan assets and will administer benefit payments.

The Company also has a Supplemental Executive Retirement Plan (SERP). This unfunded plan provides key employees designated by the Board of Directors with retirement and death benefits. Retirement benefits are based on salary and bonuses; death benefits are based on salary. Benefits paid to a participant under the defined pension plan are deducted from the benefits otherwise payable under the SERP.

Effective March 25, 2002, the Company modified the benefit formula of the SERP. These modifications resulted in a $2,101 change in benefit obligation in fiscal 2002.

In fiscal 2003, the Company settled an obligation of $12,620 related to the SERP obligation for the former Chairman and CEO. Also, the Company curtailed the benefits for 15 covered individuals as of January 31, 2004, and transferred a portion of their accrued benefits to a new defined contribution plan. These obligations resulted in an expense under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," of approximately $5,231 and $2,191 respectively in fiscal 2003.

Pension expense includes the following:

Year ended	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002
Service cost	$ 611	$ 587	$ 328
Interest cost	3,056	2,934	2,526
Expected return on plan assets	(2,064)	(2,300)	(2,162)
Amortization of transitional obligation	274	274	60
Amortization of prior service cost	615	297	10
Recognized actuarial loss	1,723	1,451	992
Net periodic benefit cost	4,215	3,243	1,754
FAS 88 curtailment charge	2,191	—	—
FAS 88 settlement charge	5,231	—	—
FAS 88 special termination benefits	300	—	—
Total Pension Expense	$11,937	$ 3,243	$ 1,754

(dollar amounts in thousands, except per share amounts)

NOTE 10—PENSION AND SAVINGS PLANS (Continued)

The following table sets forth the reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company's defined benefit plan:

Year ended	January 31, 2004	February 1, 2003
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 46,587	$ 37,098
Service cost	611	587
Interest cost	3,056	2,934
Plan amendments	2,282	2,101
Curtailment gain	(505)	—
Settlement loss	5,576	—
Special termination benefits	300	—
Liability transfer	(671)	—
Actuarial loss	4,201	5,202
Benefits paid	(14,240)	(1,335)
Benefit Obligation at End of Year	$ 47,197	$ 46,587
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$ 31,087	$ 27,314
Actual return on plan assets (net of expenses)	4,732	(1,867)
Employer contributions	13,151	6,975
Benefits paid	(14,240)	(1,335)
Fair Value of Plan Assets at End of Year	$ 34,730	$ 31,087
Reconciliation of the Funded Status:		
Funded status	$(12,468)	$(15,500)
Unrecognized transition obligation	1,143	2,194
Unrecognized prior service cost	2,083	1,829
Unrecognized actuarial loss	10,937	11,857
Amount contributed after measurement date	897	5
Net Amount Recognized at Year-End	$ 2,592	$ 385
Amounts Recognized on Consolidated Balance Sheets Consist of:		
Prepaid benefit cost	$ 8,411	$ 9,438
Accrued benefit liability	(11,266)	(13,318)
Intangible asset	3,226	4,023
Accumulated other comprehensive income	2,221	242
Net Amount Recognized at Year End	$ 2,592	$ 385
Other comprehensive income attributable to change in additional minimum liability recognition	$ 1,979	$ 242
Accumulated Benefit Obligation at End of Year	$ 44,112	$ 44,153
Cash Flows		
Employer contributions expected during fiscal 2004	$ 1,055	

(dollar amounts in thousands, except per share amounts)

NOTE 10—PENSION AND SAVINGS PLANS (Continued)

The following table sets forth additional fiscal year-end information for the Company's SERP for which the accumulated benefit obligation is in excess of plan assets:

Year ended	January 31, 2004	February 1, 2003
Projected benefit obligation	$14,352	$15,752
Accumulated benefit obligation	11,266	13,318
Fair value of plan assets	—	—

The following actuarial assumptions were used by the Company to determine pension expense and to present disclosure benefit obligations:

Year ended	January 31, 2004	February 1, 2003
Weighted-Average Assumptions as of December 31:		
Discount rate	6.25%	6.75%
Rate of compensation expense[1]	N/A[1]	N/A[2]
Weighted-Average Assumptions for Net Periodic Benefit Cost Development:		
Discount rate	6.75%	7.25%
Expected return on plan assets	6.75%	8.50%
Rate of compensation expense	N/A[1]	N/A[2]
Measurement Date	December 31	December 31

[1] Rate of compensation increase assumption is 4.0% for the executive supplemental plan (bonuses are assumed to be a fixed percentage of base pay depending upon officer level).

[2] Rate of compensation increase assumption is 4.0% for the executive supplemental plan.

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 6.75% long-term rate of return on assets assumption.

Pension plan assets are stated at fair market value and are composed primarily of money market funds, stock index funds, fixed income investments with maturities of less than five years, and the Company's common stock.

Weighted average asset allocation by asset category are as follows:

Plan Assets	As of 12/31/2003	As of 12/31/2002
Equity securities	53%	44%
Debt securities	0%	0%
Fixed income	47%	56%

Equity securities include Pep Boys common stock in the amounts of $1.3 million (3.6% of total plan assets) and $0.6 million (2.1% of total plan assets) at December 31, 2003 and December 31, 2002, respectively.

The Company has 401(k) savings plans which cover all full-time employees who are at least 21 years of age with one or more years of service. The Company contributes the lesser of 50% of the first 6% of a participant's contributions or 3% of the participant's compensation. The Company's savings plans' contribution expense was $4,073, $4,417, and $4,516 in fiscal 2003, 2002 and 2001, respectively.

(dollar amounts in thousands, except per share amounts)

NOTE 11—NET EARNINGS PER SHARE

For fiscal years 2003, 2002 and 2001, basic earnings per share are based on net earnings divided by the weighted average number of shares outstanding during the period. Diluted earnings per share assumes conversion of convertible senior notes, zero coupon convertible subordinated notes and the dilutive effects of stock options. Adjustments for the zero coupon convertible subordinated notes were anti-dilutive in fiscal 2001, and therefore excluded from the computation of diluted EPS; the zero coupon convertible subordinated notes were retired as of the end of fiscal 2001 and will not effect future calculations. Adjustments for the convertible senior notes and stock options were anti-dilutive in fiscal 2003 and therefore excluded from the calculation due to the Company's Net Loss for the year. Options to purchase 4,313,020, 4,588,670 and 3,940,587 shares of common stock were outstanding at January 31, 2004, February 1, 2003 and February 2, 2002, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market prices of the common shares on such dates.

The following schedule presents the calculation of basic and diluted earnings per share for net (loss) earnings from continuing operations:

Year ended	January 31, 2004	February 1, 2003	February 2, 2002
(Loss) Earnings from Continuing Operations:			
Basic (loss) earnings from continuing operations available to common stockholders	$(11,399)	$42,992	$34,693
Adjustment for interest on convertible senior notes, net of tax	—	2,807	—
Diluted (loss) earnings from continuing operations available to common stockholders	$(11,399)	$45,799	$34,693
Shares:			
Basic average number of common shares outstanding	52,185	51,517	51,348
Common shares assumed issued upon conversion of convertible senior notes	—	4,729	—
Common shares assumed issued upon exercise of dilutive stock options	—	953	687
Diluted average number of common shares outstanding assuming conversion	52,185	57,199	52,035
Per Share:			
Basic (loss) earnings from continuing operations per share	$ (0.22)	$ 0.83	$ 0.68
Diluted (loss) earnings from continuing operations per share	$ (0.22)	$ 0.80	$ 0.67

On March 24, 2004, the Company sold 4,646,464 shares of common stock (par value $1 per share). Refer to NOTE 18—SUBSEQUENT EVENT for details on this transaction.

(dollar amounts in thousands, except per share amounts)

NOTE 12—STOCK OPTION PLANS

Options to purchase the Company's common stock have been granted to key employees and members of the Board of Directors. The option prices are at least 100% of the fair market value of the common stock on the grant date.

On May 21, 1990, the stockholders approved the 1990 Stock Incentive Plan, which authorized the issuance of restricted stock and/or options to purchase up to 1,000,000 shares of the Company's common stock. Additional shares in the amounts of 2,000,000, 1,500,000 and 1,500,000 were authorized by stockholders on June 4, 1997, May 31, 1995 and June 1, 1993, respectively. In April 2001, the Board of Directors amended the 1990 Stock Incentive Plan to extend the expiration date for the grant of non-qualified stock options and restricted stock thereunder to directors, officers and employees until March 31, 2005. Under this plan, both incentive and non-qualified stock options may be granted to eligible participants. Incentive stock options are fully exercisable on the second or third anniversary of the grant date or become exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. Non-qualified options are fully exercisable on the third anniversary of their grant date or become exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. Options cannot be exercised more than ten years after the grant date. As of January 31, 2004, 321,312 remain available for grant.

On June 2, 1999 the stockholders approved the 1999 Stock Incentive Plan, which authorized the issuance of restricted stock and/or options to purchase up to 2,000,000 shares of the Company's common stock. Additional shares in the amount of 2,500,000 were authorized by stockholders on May 29, 2002. Under this plan, both incentive and non-qualified stock options may be granted to eligible participants. The incentive stock options and non-qualified stock options are fully exercisable on the third anniversary of the grant date or become exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. Options cannot be exercised more than ten years after the grant date. As of January 31, 2004, there are 1,182,692 shares remaining available for grant.

On April 28, 2003, the Company adopted a stand alone inducement stock option plan, which authorized the issuance of options to purchase up to 174,540 shares of the Company's common stock to the Chief Executive Officer in connection with his hire. The non-qualified stock options are exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. Options cannot be exercised more than ten years after the grant date. As of January 31, 2004, there are no shares remaining available for grant.

	Equity compensation plans approved by shareholders	Equity compensation plans not approved by shareholders	Total
Number of securities to be issued upon exercise of outstanding options	6,736,070	174,540[1]	6,910,610
Weighted average exercise price of outstanding options	$ 16.51	$ 8.70	$ 16.31
Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in top row)	1,504,004	—	1,504,004

[1] Inducement options granted to the current CEO in connection with his hire.

(dollar amounts in thousands, except per share amounts)

NOTE 12—STOCK OPTION PLANS (Continued)

Stock option transactions for the Company's stock option plans are summarized as follows:

	Fiscal 2003		Fiscal 2002		Fiscal 2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding—beginning of year	6,898,170	$16.57	6,316,787	$16.48	5,039,772	$19.63
Granted	1,624,790	10.38	1,213,300	16.27	1,757,000	6.75
Exercised	(1,048,200)	7.52	(108,880)	8.10	(19,400)	8.77
Canceled	(564,150)	18.79	(523,037)	16.45	(460,585)	14.26
Outstanding—end of year	6,910,610	$16.31	6,898,170	$16.57	6,316,787	$16.48
Options exercisable at year end	4,210,678	19.55	4,148,570	20.54	3,422,187	22.29
Weighted average estimated fair value of options granted		4.17		7.20		2.85

The following table summarizes information about stock options outstanding at January 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at Jan. 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at Jan. 31, 2004	Weighted Average Exercise Price
$4.49 to $13.00	2,384,190	8 years	$ 7.63	788,258	$ 7.12
$13.01 to $21.00	2,548,600	7 years	15.92	1,444,600	15.75
$21.01 to $29.00	1,042,117	3 years	23.37	1,042,117	23.37
$29.01 to $37.38	935,703	2 years	31.62	935,703	31.62
$4.49 to $37.38	6,910,610			4,210,678	

(dollar amounts in thousands, except per share amounts)

NOTE 13—ASSET RETIREMENT OBLIGATION

The Company has adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations", in the first quarter of fiscal 2003. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. SFAS No. 143 also requires the capitalization of any retirement obligation costs as part of the carrying amount of the long-lived asset and the subsequent allocation of the total expense to future periods using a systematic and rational method. Upon adoption, the Company recorded a non-cash charge to earnings of $3,943 ($2,484 net of tax) for the cumulative effect of this accounting change. This charge was related to retirement obligations associated with certain equipment used in the Company's service operation. In addition, the Company initially recognized an asset of $2,844, accumulated depreciation of $2,247 and a liability of $4,540 on its consolidated balance sheet.

At January 31, 2004, the Company has a liability pertaining to the asset retirement obligation in accrued expenses on its consolidated balance sheet. The following is a reconciliation of the beginning and ending carrying amount of the Company's asset retirement obligation as of January 31, 2004:

Asset retirement obligation, February 1, 2003	$ —
Asset retirement obligation recognized upon adoption	4,540
Asset retirement obligation incurred during the period	246
Asset retirement obligation settled during the period	(89)
Accretion expense	204
Asset retirement obligation, January 31, 2004	$4,901

Had the Company adopted the provisions of SFAS No. 143 prior to February 2, 2003, the amount of the asset retirement obligations on a pro forma basis would have been as follows:

Asset retirement obligation, February 2, 2002	$4,156
Asset retirement obligation, February 1, 2003	$4,540

The following table summarizes the pro forma net earnings and earnings per share for the fiscal periods ended February 1, 2003 and February 2, 2002, had the Company adopted the provisions of SFAS No. 143 prior to February 2, 2003:

Year ended	February 1, 2003	February 2, 2002
Net Earnings:		
As reported	$43,800	$35,335
Pro Forma	$43,190	$35,075
Net earnings per share:		
Basic:		
As reported	$ 0.85	$ 0.69
Pro Forma	$ 0.84	$ 0.68
Diluted:		
As reported	$ 0.82	$ 0.68
Pro Forma	$ 0.80	$ 0.67

(dollar amounts in thousands, except per share amounts)

NOTE 14—INCOME TAXES

The provision for income taxes includes the following:

Year ended	January 31, 2004	February 1, 2003	February 2, 2002
Current:			
Federal	$(8,109)	$24,502	$11,985
State	1,856	1,903	236
Deferred:			
Federal	1,809	(1,189)	6,561
State	(2,164)	35	731
	$(6,608)	$25,251	$19,513

A reconciliation of the statutory federal income tax rate to the effective rate of the provision for income taxes follows:

Year ended	January 31, 2004	February 1, 2003	February 2, 2002
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefits	0.7	1.9	1.2
Job credits	0.5	(0.3)	(0.3)
Other, net	0.5	0.4	0.1
	36.7%	37.0%	36.0%

Items that gave rise to significant portions of the deferred tax accounts are as follows:

	January 31, 2004	February 1, 2003
Deferred tax assets:		
Inventories	$ 5,380	$ 4,456
Employee compensation	4,919	7,209
Store closing reserves	1,508	750
Legal	10,491	2,270
Real estate tax	(2,366)	(2,188)
Insurance	5,146	6,128
Benefit accruals	(5,418)	(5,860)
Carryforward credits	257	—
State tax credit	902	419
Valuation allowance	(902)	(419)
Other	909	958
	$20,826	$13,723
Deferred tax liabilities:		
Depreciation	$68,082	$72,944
State taxes	(1,590)	(3,046)
Accrued leases	(8,771)	(9,435)
Other	(229)	200
	$57,492	$60,663
Net deferred tax liability	$36,666	$46,940

(dollar amounts in thousands, except per share amounts)

NOTE 15—CONTINGENCIES

An action entitled "Tomas Diaz Rodriguez; Energy Tech Corporation v. Pep Boys Corporation; Manny, Moe & Jack Corp. Puerto Rico, Inc. d/b/a Pep Boys" was previously instituted against the Company in the Court of First Instance of Puerto Rico, Bayamon Superior Division on March 15, 2002. The action was subsequently removed to, and is currently pending in, the United States District Court for the District of Puerto Rico. Plaintiffs are distributors of a product that claims to improve gas mileage. The plaintiffs alleged that the Company entered into an agreement with them to act as the exclusive retailer of the product in Puerto Rico that was breached when the Company determined to stop selling the product. On March 29, 2004, the Company's motion for summary judgment was granted and the case was dismissed. The plaintiff has until April 28, 2004 to appeal.

The Company is also party to various other actions and claims, including purported class actions, arising in the normal course of business. The Company believes that amounts accrued for awards or assessments in connection with the foregoing matters are adequate and that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 16—INTEREST RATE SWAP AGREEMENT

On June 3, 2003, the Company entered into an interest rate swap for a notional amount of $130,000. The Company has designated the swap as a cash flow hedge of the Company's real estate operating lease payments. The interest rate swap converts the variable LIBOR portion of these lease payments to a fixed rate of 2.90% and terminates on July 1, 2008. If the critical terms of the interest rate swap or the hedge item do not change, the interest rate swap will be considered to be highly effective with all changes in fair value included in other comprehensive income. As of January 31, 2004, the fair value of the interest rate swap was $2,195, ($1,389, net of tax) and this change in value was included in accumulated other comprehensive loss.

NOTE 17—FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

	January 31, 2004		February 1, 2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 60,984	$ 60,984	$ 42,770	$ 42,770
Accounts receivable	30,562	30,562	17,916	17,916
Cash flow hedge derivative	2,195	2,195	—	—
Liabilities:				
Accounts payable	342,584	342,584	200,053	200,053
Long-term debt including current maturities	375,079	383,723	477,459	462,609
Senior convertible notes	150,000	174,600	150,000	133,125

CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

The carrying amounts approximate fair value because of the short maturity of these items.

CASH FLOW HEDGE DERIVATIVE

The fair value of the interest rate swap designated by the Company as a cash flow hedge is obtained from dealer quotes. This value represents the estimated amount the Company would receive or pay to terminate agreements, taking into consideration current interest rates and the creditworthiness of the counterparties.

(dollar amounts in thousands, except per share amounts)

NOTE 17—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

LONG-TERM DEBT INCLUDING CURRENT MATURITIES AND SENIOR CONVERTIBLE NOTES

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

The fair value estimates presented herein are based on pertinent information available to management as of January 31, 2004 and February 1, 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from amounts presented herein.

NOTE 18—SUBSEQUENT EVENT

On March 24, 2004, the Company sold 4,646,464 shares of common stock (par value $1 per share) at a price of $24.75 per share for net proceeds (before expenses) of $109,250.

(dollar amounts in thousands, except per share amounts)

QUARTERLY FINANCIAL DATA (UNAUDITED) The Pep Boys—Manny, Moe & Jack and Subsidiaries

Year Ended Jan. 31, 2004	Total Revenues	Gross Profit	Operating (Loss) Profit	Net (Loss) Earnings From Continuing Operations Before Cumulative Effect of Change in Accounting Principle	Net (Loss) Earnings	Net (Loss) Earnings Per Share From Continuing Operations Before Cumulative Effect of Change in Accounting Principle		Net (Loss) Earnings Per Share		Cash Dividends Per Share	Market Price Per Share	
						Basic	Diluted	Basic	Diluted		High	Low
1st Quarter	$510,910	$145,798	$ (1,979)	$ (7,327)	$ (9,217)	$(0.14)	$(0.14)	$(0.18)	$(0.18)	$0.0675	$10.69	$ 6.00
2nd Quarter	556,030	130,246	(12,803)	(13,579)	(36,381)	(0.26)	(0.26)	(0.70)	(0.70)	0.0675	15.90	8.54
3rd Quarter	537,691	159,487	29,453	13,406	14,700	0.26	0.24	0.28	0.26	0.0675	19.94	14.05
4th Quarter	529,639	151,212	2,238	(3,899)	(1,248)	(0.07)	(0.07)	(0.02)	(0.02)	0.0675	23.99	18.53
Year Ended Feb. 1, 2003												
1st Quarter	$539,656	$157,097	$ 31,407	$ 13,089	$ 13,565	$ 0.25	$ 0.25	$ 0.26	$ 0.26	$0.0675	$19.38	$13.55
2nd Quarter	565,631	166,574	37,526	16,110	16,554	0.31	0.29	0.32	0.30	0.0675	19.04	10.75
3rd Quarter	526,298	158,758	35,067	15,419	15,515	0.30	0.28	0.30	0.28	0.0675	15.23	8.75
4th Quarter	466,192	134,117	8,383	(1,626)	(1,834)	(0.03)	(0.03)	(0.04)	(0.04)	0.0675	12.64	10.06

Under the Company's present accounting system, actual gross profit from merchandise sales can be determined only at the time of physical inventory, which is taken at the end of the fiscal year. Gross profit from merchandise sales for the first, second and third quarters is estimated by the Company based upon recent historical gross profit experience and other appropriate factors. Any variation between estimated and actual gross profit from merchandise sales for the first three quarters is reflected in the fourth quarter's results.

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's chief executive officer and principal financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the chief executive officer and principal financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Changes in Internal Controls

No change in the Company's internal control over financial reporting occurred during the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10 DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The material contained in the registrant's definitive proxy statement, which will be filed pursuant to Regulation 14A not later than 120 days after the end of the Company's fiscal year (the "Proxy Statement"), under the captions "(ITEM 1) ELECTION OF DIRECTORS," other than "—Report of the Audit Committee of the Board of Directors," and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" is hereby incorporated herein by reference. The information regarding executive officers called for by Item 401 of Regulation S-K is included in Part I, in accordance with General Instruction G (3) to Form 10-K. The Company had adopted a Code of Ethics applicable to all of its associates including its executive officers. The Code of Ethics is posted on the Company's website www.pepboys.com under the About Pep Boys—Corporate Governance section.

ITEM 11 EXECUTIVE COMPENSATION

The material in the Proxy Statement under the caption "EXECUTIVE COMPENSATION," other than the material under "—Report of the Compensation Committee of the Board of Directors on Executive Compensation" and "—Performance Graph," is hereby incorporated herein by reference.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The material in the Proxy Statement under the caption "SHARE OWNERSHIP" is hereby incorporated herein by reference.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The material in the Proxy Statement under the caption "EXECUTIVE COMPENSATION—Certain Relationships and Related Transactions" is hereby incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTING FEES AND SERVICES

The material in the Proxy Statement under the caption "(ITEM 1) ELECTION OF DIRECTORS—Independent Auditor's Fees" is hereby incorporated herein by reference.

PART IV

ITEM 15 EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)

		Page
1.	The following consolidated financial statements of The Pep Boys—Manny, Moe & Jack are included in Item 8.	
	Independent Auditors' Report	28
	Consolidated Balance Sheets—January 31, 2004 and February 1, 2003	29
	Consolidated Statements of Operations—Years ended January 31, 2004, February 1, 2003 and February 2, 2002	30
	Consolidated Statements of Stockholders' Equity—Years ended January 31, 2004 February 1, 2003 and February 2, 2002	31
	Consolidated Statements of Cash Flows—Years ended January 31, 2004, February 1, 2003, and February 2, 2002	32
	Notes to Consolidated Financial Statements	33
2.	The following consolidated financial statement schedule of The Pep Boys—Manny, Moe & Jack is included.	
	Schedule II Valuation and Qualifying Accounts and Reserves	72

All other schedules have been omitted because they are not applicable or not required or the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits

(3.1)	Articles of Incorporation, as amended	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 30, 1988.
(3.2)	By-Laws, as amended	Incorporated by reference from the Registration Statement on Form S-3 (File No. 33-39225).
(3.3)	Amendment to By-Laws (Declassification of Board of Directors)	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 29, 2000.
(4.1)	Indenture, dated as of March 22, 1991 between the Company and Bank America Trust Company of New York as Trustee, including Form of Debt Security	Incorporated by reference from the Registration Statement on Form S-3 (File No. 33-39225).
(4.2)	Indenture, dated as of June 12, 1995, between the Company and First Fidelity Bank, National Association as Trustee, including Form of Debenture	Incorporated by reference from the Registration Statement on Form S-3 (File No. 33-59859).

(4.3)	Indenture, dated as of July 15, 1997, between the Company and PNC Bank, National Association, as Trustee, providing for the issuance of Senior Debt Securities, and form of security	Incorporated by reference from the Registration Statement on Form S-3 (File No. 333-30295).
(4.4)	Indenture, dated as of February 18, 1998 between the Company and PNC Bank, National Association, as Trustee, providing for the issuance of Senior Debt Securities, and form of security	Incorporated by reference from the Registration Statement on Form S-3/A (File No. 333-45793).
(4.5)	Indenture dated May 21, 2002, by and among The Pep Boys—Manny, Moe and Jack, as issuer, The Pep Boys—Manny, Moe, and Jack of California, Pep Boys—Manny, Moe and Jack of Delaware, Inc., and Pep Boys—Manny, Moe & Jack of Puerto Rico, Inc. as Guarantors, and Wachovia Bank, National Association, as Trustee.	Incorporated by reference from the Registration Statement on Form S-3 (File No. 333-98255).
(10.1)*	Medical Reimbursement Plan of the Company	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 1982.
(10.2)	Rights Agreement dated as of December 5, 1997 between the Company and First Union National Bank	Incorporated by reference from the Company's Form 8-K dated December 8, 1997.
(10.3)*	Directors' Deferred Compensation Plan, as amended	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 30, 1988.
(10.4)	Dividend Reinvestment and Stock Purchase Plan dated January 4, 1990	Incorporated by reference from the Registration Statement on Form S-3 (File No. 33-32857).
(10.5)	Flexible Employee Benefits Trust	Incorporated by reference from the Company's Form 8-K dated May 6, 1994.
(10.6)*	Form of Employment Agreement dated as of June 1998 between the Company and certain officers of the Company.	Incorporated by reference from the Company's Form 10-Q for the quarter ended October 31, 1998.
(10.7)*	The Pep Boys—Manny, Moe and Jack 1999 Stock Incentive Plan—amended and restated as of August 31, 1999.	Incorporated by reference from the Company's Form 10-Q for the quarter ended October 30, 1999.
(10.8)	Participation Agreement between the Company and The State Street Bank and Trust (Trustee) dated September 22, 2000.	Incorporated by reference from the Company's Form 8-K filed October 18, 2000.
(10.9)*	The Pep Boys—Manny, Moe and Jack 1990 Stock Incentive Plan—Amended and Restated as of March 26, 2001.	Incorporated by reference from the Company's Form 10-K for the year ended February 1, 2003.
(10.10)*	The Pep Boys—Manny, Moe & Jack Pension Plan—Amended and Restated as of September 10, 2001.	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 1, 2003

(10.11)*	Amendment and restatement as of September 3, 2002 of The Pep Boys Savings Plan.	Incorporated by reference from the Company's Form 10-Q for the quarter ended November 2, 2002.
(10.12)*	Amendment and restatement as of September 3, 2002 of The Pep Boys Savings Plan—Puerto Rico.	Incorporated by reference from the Company's Form 10-Q for the quarter ended November 2, 2002.
(10.13)	Amendment Number One to The Pep Boys—Manny, Moe & Jack 1999 Stock Incentive Plan.	Incorporated by reference from the Company's Form 10-Q for the Quarter ended November 2, 2002.
(10.14)*	Long-Term Disability Salary Continuation Plan amended and restated as of March 26, 2002.	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 1, 2003.
(10.15)*	Amendment to and restatement of the Executive Supplemental Pension Plan, effective as of March 26, 2002.	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 1, 2003.
(10.16)*	Employment agreement between George Babich and the Company dated as of February 28, 2003.	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 1, 2003.
(10.17)*	Employment Agreement between Lawrence N. Stevenson and the Company dated as of April 28, 2003.	Incorporated by reference from the Company's Form 10-Q for the quarter ended May 3, 2003.
(10.18)	Amended and Restated Loan and Security Agreement, dated August 1, 2003, by and among the Company, Congress Financial Corporation, as Agent, The CIT Group/Business Credit, Inc. and General Electric Capital Corporation, as Co-Documentation Agents, and the Lenders from time to time party thereto.	Incorporated by reference from the Company's Form 10-Q for the quarter ended August 2, 2003.
(10.19)	Participation Agreement, dated as of August 1, 2003, among the Company, Wachovia Development Corporation, as the Borrower and the Lessor, the Lenders and Wachovia Bank, National Association, as Agent for the Lenders and the Secured Parties.	Incorporated by reference from the Company's Form 10-Q for the quarter ended August 2, 2003.
(10.20)	Amended and Restated Lease Agreement, dated as of August 1, 2003, between Wachovia Development Corporation, as Lessor, and the Company.	Incorporated by reference from the Company's Form 10-Q for the quarter ended August 2, 2003.
(10.21)*	Amendment number Two to The Pep Boys—Manny, Moe & Jack 1999 Stock Incentive Plan.	Incorporated by reference from the Company's Form 10-Q for the quarter ended August 2, 2003.
(10.22)	Amendment No. 1, dated October 24, 2003, to the Amended and Restated Loan and Security Agreement, by and among the Company, Congress Financial Corporation, as Agent, and the other parties thereto.	Incorporated by reference from the Company's Form 10-Q for the quarter ended November 1, 2003.

(10.23)	Consent, dated October 24, 2003, of Wachovia Development Corporation to Amendment No. 1 To the Amended and Restated Loan and Security Agreement, by and among the Company, Congress Financial Corporation, as agent, and the other parties thereto.	Incorporated by reference from the Company's Form 10-Q for the quarter ended November 1, 2003.
(10.24)*	Employment Agreement, dated June 1, 2003, between the Company and Harry Yanowitz.	Incorporated by reference from The Company's Form 10-Q for the quarter ended November 1, 2003.
(10.25)*	The Pep Boys Savings Plan Amendment 2004-1	
(10.26)*	The Pep Boys Deferred Compensation Plan	
(10.27)*	The Pep Boys Annual Incentive Bonus Plan (amended and restated as of December 9, 2003)	
(12)	Computation of Ratio of Earnings to Fixed Charges	
(21)	Subsidiaries of the Company	
(23)	Independent Auditors' Consent	
(31.1)	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
(31.2)	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
(32.1)	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
(32.2)	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	

(b) None

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE PEP BOYS—MANNY, MOE & JACK
(Registrant)

Dated: April 15, 2004

by: /s/ George Babich, Jr.
George Babich, Jr.,
President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	CAPACITY	DATE
/s/ Lawrence N. Stevenson Lawrence N. Stevenson	Chief Executive Officer (Principal Executive Officer)	April 15, 2004
/s/ George Babich, Jr. George Babich, Jr.	President and Chief Financial Officer (Principal Financial Officer)	April 15, 2004
/s/ Bernard K. McElroy Bernard K. McElroy	Chief Accounting Officer and Treasurer (Principal Accounting Officer)	April 15, 2004
/s/ Bernard J. Korman Bernard J. Korman	Chairman of the Board	April 15, 2004
/s/ Peter A. Bassi Peter A. Bassi	Director	April 15, 2004
/s/ J. Richard Leaman, Jr. J. Richard Leaman, Jr.	Director	April 15, 2004
/s/ William Leonard William Leonard	Director	April 15, 2004
/s/ Malcolmn D. Pryor Malcolmn D. Pryor	Director	April 15, 2004
/s/ Lester Rosenfeld Lester Rosenfeld	Director	April 15, 2004
/s/ Jane Scaccetti Jane Scaccetti	Director	April 15, 2004
/s/ Benjamin Strauss Benjamin Strauss	Director	April 15, 2004
/s/ John T. Sweetwood John T. Sweetwood	Director	April 15, 2004

FINANCIAL STATEMENT SCHEDULES FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 10-K

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(in thousands)

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions*	Balance at End of Period
ALLOWANCE FOR DOUBTFUL ACCOUNTS:					
Year Ended January 31, 2004	$422	$1,768	$—	$1,451	$739
Year Ended February 1, 2003	$725	$1,643	$—	$1,946	$422
Year Ended February 2, 2002	$639	$1,674	$—	$1,588	$725

* Uncollectible accounts written off.

Management Team

Senior Executives

Lawrence N. Stevenson, *Chief Executive Officer*

George Babich, Jr., *President & Chief Financial Officer*

Hal Smith, *Executive Vice President, Merchandising & Marketing*

Don L. Casey, *Senior Vice President, Supply Chain & Logistics*

Mark L. Page, *Senior Vice President, Store Operations*

Harry F. Yanowitz, *Senior Vice President, Strategy & Business Development*

Vice Presidents

Michael E. Ables, *Store Operations - Southwest*

Guillermo R. Alvarez, *Store Operations - Caribbean*

Thomas A. Balash, *Store Operations - Midwest*

Timothy R. Brokaw, *Planning*

Galen F. Bullock, *Retail Merchandising*

Bruce E. Chidsey, *Service Center Operations*

Sean M. Chidsey, *Store Operations - South*

Joseph A. Cirelli, *Operations Administration*

Michael G. Elmore, *Chief Information Officer*

James H. Fox, *Marketing & Advertising*

Craig F. Henning, *Commercial*

Carol A. Hey, *Merchandise Supply Chain*

Bernard K. McElroy, *Chief Accounting Officer & Treasurer*

Charles M. McErlane, *Store Operations - East*

Michael P. McSorley, *Store Operations - West*

Carole L. Pietak, *Human Resources*

Stuart M. Rosenfeld, *Distribution*

Samuel J. Rowell, *Loss Prevention*

Brian D. Zuckerman, *General Counsel & Secretary*

Board of Directors

Bernard J. Korman
Chairman, Pep Boys
Chairman, Philadelphia Health Care Trust

Peter A. Bassi
Chairman, Yum! Restaurants International

J. Richard Leaman, Jr.
President, JRL Consulting Company

William Leonard
President & Chief Executive Officer, ARAMARK

Malcolmn D. Pryor
Chairman, Pryor Counts & Co., Inc.

Jane Scaccetti, CPA
Shareholder, Drucker & Scaccetti, P.C.

Lawrence N. Stevenson
Chief Executive Officer, Pep Boys

Benjamin Strauss
Director, The Strauss Foundation

John T. Sweetwood
President, Woods Investment

Nominee

M. Shân Atkins
Managing Director, Chetrum Capital

Director Emeritus

Lester Rosenfeld

Shareholder Information

Annual Shareholder Meeting

June 2, 2004 10:00AM
Sheraton New York Hotel & Towers
811 7th Avenue (corner of 53rd Street)
New York, NY 10019

Registrar, Stock Transfer Agent & Dividend Disbursing Agent

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(212) 936-5100

Dividend Reinvestment & Stock Purchase Plan

Stockholders of record may acquire additional shares of Pep Boys common stock through its Dividend Reinvestment/Stock Purchase Plan. Quarterly cash dividends, as well as quarterly cash contributions, from $100 to $10,000 may be invested through this plan.

A prospectus and authorization card are available upon written request to the Corporate Secretary.

NYSE Symbol: PBY

2,818 Registered Shareholders as of January 31, 2004

Investor Relations

To obtain copies of our periodic reports and earnings releases, write to:
Investor Relations Department at address below

or call the investor relations hotline at:
1-800-PEP-0135

or visit our Internet website at:
pepboys.com

Corporate Headquarters

3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132
(215) 430-9095

